Form 10KSB40, Exhibit 13
period 1995-12-31
ELECTRO SENSORS INC
filed 1996-03-29
CIK 351789

[LOGO]
                              ELECTRO-SENSORS, INC.



                               1995 ANNUAL REPORT



CORPORATE PROFILE
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


BRIEF SUMMARY OF BUSINESS

Electro-Sensors, Inc. operates three distinct businesses. The first is the Controls Division which carries the name of Electro-Sensors, Inc. This division manufactures and markets a complete line of speed monitoring and control systems for industrial machinery. The Controls Division utilizes leading-edge technology to continuously improve its products and make them easier to use. The Controls Division's goal is to manufacture the industry-preferred product for every market served. These products are sold through telemarketing and distributors to a wide variety of manufacturers and processors to monitor the efficiency of process machinery.

The second business is AutoData Systems, a division of Electro-Sensors, Inc. AutoData Systems designs and markets a desktop software-based system that reads hand-printed characters, check marks and bar code information from scanned or faxed forms. AutoData systems products are designed to both provide the capabilities to automate data collection and meet their customers complete forms processing needs. These software packages are sold through telemarketing to end users, resellers and developers in the United States, Canada, Europe and Asia.

The third business is operated through a wholly-owned subsidiary, Microflame, Inc. Microflame produces small hand held gas torches used primarily by hobbyists, electronic kit assemblers, creators of jewelry and do-it-yourselfers. The Microflame products are sold through distributors to retailers of hardware, hobby craft and electronic products.

In addition, through its ESI Investment Company subsidiary, the Company has invested funds in other companies and businesses. The value of the Company's investments fluctuates. It is the Company's intention over a substantial period of time to liquidate such investments in order to finance expansion of its operating activities. Although the Company has invested in other companies and businesses, Electro-Sensors, Inc. intends to remain primarily an operating company.


SELECTED FINANCIAL DATA (CONSOLIDATED)


Electro-Sensors, Inc. and Subsidiaries

                                                FISCAL YEAR ENDED DECEMBER 31
                                        -----------------------------------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        1995      1994      1993       1992       1991
---------------------------------------------------------------------------------------
Net Sales                             $ 6,185    $6,076    $5,231     $4,806     $4,653
Gross Profit                            3,525     3,424     2,920      2,701      2,512
Selling Expenses                        1,214     1,501     1,128        908        810
General and Administrative Expenses       777       801       718        653        636
Research and Development Expenses         622       659       647        598        460
Provision for Income Taxes                371       222       246        247        320
Net Income                                785       460       505        515        567
Earnings Per Share                        .41       .24       .26        .27        .31
Working Capital                         9,332     4,772     5,711      5,749      5,321
Total Assets                           13,181     7,941     6,771      6,442      6,076
Shareholders' Equity                    9,466     6,693     6,398      6,057      5,607

LETTER TO SHAREHOLDERS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


                                                                March 21, 1996


TO THE SHAREHOLDERS:


Net income increased by 70% during 1995 to $785,256 or $.41 per share. The substantial increase resulted from both a slight increase in sales and decreased operating expenses. Slowed fourth quarter sales limited the sales increase for 1995 to 2% as compared to a 16% increase in 1994. The decline in fourth quarter sales is a general reflection of the economic decline in industrial activity being experienced on a national basis. However our customer base in the established divisions is expected to continue generating profitable business in 1996.

For Electro-Sensors, Inc., 1996 will be a year that will be dominated by new product introductions in our Speed Monitoring, Drive Control Systems and Auto Data Systems segments. These product releases will have an impact late in 1996 and into 1997. The Speed Monitoring Division products are primarily technology upgrades, moving our product line into the next generation of industrial controls. Drive Control Systems is anticipating increasing implementation of computers in the manufacturing sector and will be introducing products with both new protocols and cost reductions. Auto Data Systems is beginning introduction of low priced survey software products aimed primarily at quality assessment tasks. Auto Data Systems has begun marketing in the health care industry and will move progressively to other markets.

The Company experienced an additional increase in shareholders' equity due to an increase in unrealized gain on investment securities. The Company holds 366,056 shares of PPT Vision, which has experienced a particularly significant increase in market value. (PPT Vision has recently announced a 3-for-2 stock split for shareholders of record as of March 25, 1996. The Company will receive one additional share for every two shares held on that date.) The value of the Company's investment securities should be expected to fluctuate. The Company's current intention is to liquidate its investment securities over a substantial period of time in order to finance expansion of our operating activities.


                                        Sincerely,

                                        /s/ James P. Slattery
                                        James P. Slattery
                                        President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS

The Company experienced record earnings for 1995 of $785,256, or $.41 per share as compared to $459,713 or $.24 per share in 1994. The record earnings were achieved through a slight increase in sales revenue combined with both an increase in operating efficiencies and a decrease in operating expenses. Several of the cost savings were attributable to the relocation of the Company in 1994. Increased interest income and gain on sales of marketable securities also contributed to the increase.

The Company's sales increased 1.8% in 1995, to $6,184,880 as compared to 1994 sales of $6,076,294. The entire sales increase was provided by the Drive Control Systems ("DCS") segment of the Controls Division. The Speed Monitoring unit, AutoData Systems and Microflame, Inc. experienced decreased sales during the year. The limited sales growth for 1995 was a general reflection of the economic decline in industrial activity during the fourth quarter of 1995. Price increases had an insignificant effect on sales during the year.

Controls Division's sales increased 5.1% in 1995 and was entirely provided by the DCS segment. DCS achieved continued sales growth of the MicroSpeed products throughout the year. A significant portion of the DCS sales growth is attributed to DCS's ability to adapt its products to specific customer needs. However, the Controls Division has felt the overall impact from both the decline in the durable goods market and the slow down in the auto industry experienced in the last parts of 1994 and 1995. These trends have been particularly evident in the Speed Monitoring division and were reflected in the slowed sales activity during the year.

AutoData Systems, is presently in the process of changing its marketing efforts based on focus group studies performed earlier in the year. As a result, AutoData Systems developed a vertical market survey package utilizing the character recognition technology in the processing of participant responses. The changes in market and product design has resulted in a decline of 22.2% in AutoData Systems sales for 1995. The AutoData Systems survey package is due to be released in February 1996.

Microflame sales decreased 6.4% in 1995 as the Company continues to compete in a diminishing market. The sales decrease occurred in the last half of the year as Microflame felt the impact of a weak consumer market.

The Company's cost of sales increased slightly for 1995 but decreased as a percentage of sales when compared to 1994. Lower fixed production costs were able to offset increased direct labor charges while material costs remained relatively constant during the year.

Overall operating expenses decreased 12% during 1995. The decreased expense occurred primarily from cost containment programs implemented by management early in the year in anticipation of slower than expected sales growth in 1995. The reduced expenses were concentrated primarily in the marketing and engineering areas. In addition, the Company benefited from cost savings resulting from the purchase of a new building during the last half of 1994.

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. The investments provided a realized gain of $222,608 on proceeds of $246,063 during the year. ESI Investment made additional investments of $143,500 during the year. The cumulative unrealized gain on securities was $4,751,933, $80,739 and $1,576,965 as of December 31, 1995, 1994 and 1993, respectively. The Company recognizes investment gains and losses when realized and therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective periods. The Company's investments in marketable securities are subject to significant positive and negative changes in value. During 1995, the Company's investment portfolio experienced an increase in value above those of various market indexes.

LIQUIDITY AND CAPITAL RESOURCES
The Company continues to generate strong cash flows from operations. Increased working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital as needed and general corporate purposes, which may include acquisitions. Accounts receivable increased due to timing differences which extended the payment terms on a few customers and resulted in the payments being received in early January. Inventories increased and accounts payable decreased due to slower than expected sales during the fourth quarter. The Company experienced an additional increase in shareholders' equity and marketable securities due to an increase in unrealized gain on investment securities. This increase results primarily from the Company's holding of 366,056 shares of PPT Vision, which has experienced a particularly significant increase in market value. The value of the Company's investment securities should be expected to fluctuate. Principal payments made during the year decreased the building note payable. Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources. The Company declared an extraordinary cash dividend payable in January 1996 which resulted in an accrual in current liabilities. Also, the Company declared a first quarter cash dividend payable in February 1996.

CHANGING PRICES AND INFLATION
The Company did not experience any significant inflationary pressure during 1995. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.

CAUTIONARY STATEMENT
For a description of factors which could affect the results of future operations see "Cautionary Statements" under Item 1 of the Company's Form 10-KSB for the fiscal year ended December 31, 1995.

CONSOLIDATED BALANCE SHEETS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
DECEMBER 31, 1995 AND 1994

                                                                 1995          1994
--------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
 Cash and cash equivalents, including temporary cash
  deposits of $2,539,398 and $2,075,574, respectively        $ 3,273,873    $2,826,778
 Investment in available-for-sale securities (Note 2)          6,330,262     1,539,022
 Trade receivables, less allowance for doubtful
  accounts $21,500 and $32,000, respectively                     791,445       729,212
 Inventories (Note 3)                                            788,282       692,821
 Prepaid:
  Expenses                                                        80,182        89,143
  Income taxes                                                         0        51,754
 Deferred taxes (Note 12)                                         29,100        31,800
--------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                       11,293,144     5,960,530
--------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT (Note 4)                                1,887,648     1,980,247
--------------------------------------------------------------------------------------
   TOTAL ASSETS                                              $13,180,792    $7,940,777
======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
 Note payable (Note 5)                                       $   586,516    $  808,870
 Accounts payable                                                 98,404       175,834
 Accrued expenses (Note 6)                                       216,692       203,925
 Dividends payable                                               970,135             0
 Accrued income taxes                                             88,931             0
--------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                   1,960,678     1,188,629
--------------------------------------------------------------------------------------
DEFERRED INCOME TAXES (Note 12)                                1,754,100        59,500
--------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)
SHAREHOLDERS' EQUITY:
 Common stock, par value $.10 per share; authorized
  10,000,000 shares; issued 1,940,270 and 1,895,500
  shares, respectively (Notes 8 and 11)                          194,027       189,550
 Additional paid-in capital                                      584,236       484,901
 Retained earnings                                             5,758,728     6,082,357
 Unrealized holding gain on investment securities,
  net (Note 2)                                                 3,035,733        53,239
 Unearned ESOP shares (Note 9)                                   (41,951)      (43,897)
 Notes receivable (Note 10)                                      (64,759)      (73,502)
--------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                  9,466,014     6,692,648
--------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $13,180,792    $7,940,777
======================================================================================

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                               1995           1994          1993
-----------------------------------------------------------------------------------
NET SALES                                   $6,184,880     $6,076,294    $5,231,234
COST OF GOODS SOLD                           2,659,733      2,651,988     2,311,302
-----------------------------------------------------------------------------------
   GROSS PROFIT                              3,525,147      3,424,306     2,919,932
-----------------------------------------------------------------------------------

OPERATING EXPENSES:
 Selling                                     1,214,073      1,500,948     1,127,833
 Administrative                                777,379        801,237       718,257
 Research and development                      621,763        658,945       647,160
-----------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                  2,613,215      2,961,130     2,493,250
-----------------------------------------------------------------------------------
   OPERATING INCOME (LOSS)                     911,932        463,176       426,682
-----------------------------------------------------------------------------------

NONOPERATING INCOME (EXPENSE):
 Gain (loss) on sale of investment
  securities (Note 2)                          222,608        164,205       277,083
 Interest income                               156,187        117,763       114,346
 Other                                        (134,521)       (63,331)      (66,988)
-----------------------------------------------------------------------------------
   TOTAL NONOPERATING INCOME (EXPENSE)         244,274        218,637       324,441
-----------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES            1,156,206        681,813       751,123
FEDERAL AND STATE INCOME TAXES (NOTE 12)       370,950        222,100       245,900
-----------------------------------------------------------------------------------
   NET INCOME (LOSS)                        $  785,256     $  459,713    $  505,223
===================================================================================
INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE                           $     0.41     $     0.24    $     0.26
===================================================================================
WEIGHTED AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES                           1,914,925      1,901,450     1,916,574
===================================================================================

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993

                                                             1995            1994           1993
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Cash:
  Received from customers                                 $ 6,122,647    $ 6,008,065    $ 5,236,756
  Paid to suppliers and employees                          (5,424,528)    (5,482,675)    (4,935,735)
 Interest received                                            156,187        123,464        115,163
 Income taxes paid                                           (178,065)      (247,718)      (224,190)
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES        676,241        401,136        191,994
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Proceeds from sale of equipment                                    0            639          3,750
 Purchase of property and equipment                           (34,006)    (1,438,806)      (508,598)
 Investments in available-for-sale securities:
  Sales                                                       246,063        205,951        338,528
  Purchases                                                  (143,500)      (215,191)      (306,500)
 Repayments (net of advances) from Employee Stock
   Ownership Plan                                               1,946         30,000         38,097
 Repayments of notes receivable                                 8,743          8,436              0
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         79,246     (1,408,971)      (434,723)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Dividends paid                                              (189,850)      (189,550)      (188,000)
 Net proceeds (payments) on short-term borrowings            (222,354)       808,870              0
 Proceeds from exercise of stock options                      103,812          7,125         13,062
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES       (308,392)       626,445       (174,938)
---------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                               447,095       (381,390)      (417,667)
CASH AND CASH EQUIVALENTS:
 BEGINNING                                                  2,826,778      3,208,168      3,625,835
---------------------------------------------------------------------------------------------------
 ENDING                                                   $ 3,273,873    $ 2,826,778    $ 3,208,168
===================================================================================================

RECONCILIATION OF NET INCOME (LOSS)
 TO NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES:
 Net income (loss)                                         $  785,256    $ 459,713    $ 505,223
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operating activities:
  Depreciation and amortization                               125,245       79,786       71,741
  Provision for losses on trade receivables                   (10,500)       7,500        5,700
  Common stock issued in exchange for services and
   software agreement                                               0            0       10,000
  Realized (gain) loss on sale of:
   Investment securities, net                                (222,608)    (164,205)    (277,083)
   Property and equipment                                       1,360         (615)      (3,750)
  Deferred taxes                                                8,600          900       (1,900)
  (Increase) decrease in:
   Trade receivables                                          (51,734)     (70,028)         639
   Inventories                                                (95,461)      45,214     (108,778)
   Prepaid:
    Expenses                                                    8,961        8,718          731
    Income taxes                                               51,754      (26,518)      23,610
  Increase (decrease) in:
   Accounts payable                                           (77,430)      24,715       35,651
   Accrued:
    Rent                                                            0      (31,441)     (54,760)
    Wages and commissions                                      13,405       18,613       23,729
    Expenses                                                     (638)      48,784      (38,759)
    Income taxes                                              140,031            0            0
---------------------------------------------------------------------------------------------------
  NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      $  676,241    $ 401,136    $ 191,994
===================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
 Stock options exercised in exchange for note
  receivable                                               $        0    $       0    $  16,938
===================================================================================================
 Common Stock issued in exchange for services and
  software agreement                                       $        0    $       0    $  10,000
===================================================================================================
 Net change in unrealized holding gains on investment
  securities available-for-sale                            $2,982,494    $  53,239    $       0
===================================================================================================
 Acrued dividends                                          $  970,135    $       0    $       0
===================================================================================================
 Tax benefit of stock options exercised                    $   43,600    $       0    $       0
===================================================================================================

See Notes to Financial Statements.

                                   PAGE 8 & 9


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


                                              COMMON STOCK ISSUED
                                            ------------------------
                                                                       ADDITIONAL
                                                                         PAID-IN      RETAINED
                                              SHARES        AMOUNT       CAPITAL      EARNINGS
-----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1992                   1,875,000     $187,500     $439,826     $5,494,971
 Exercise of stock options
  (Notes 8 and 10)                              12,500        1,250       28,750
 Stock issued for software agreement
  (Note 11)                                      5,000          500        9,500
 Net Income                                                                             505,223
 Dividend on common stock $.10
  per share on 1,880,000 shares                                                        (188,000)
-----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                   1,892,500      189,250      478,076      5,812,194
 Unrealized investment holding gain, net
  of tax (Note 2)
 Exercise of stock options (Note 8)              3,000          300        6,825
 Repayment of note receivable (Note 10)
 Net change in unrealized gain on
  investment securities available for sale
 Change in accounting policy for ESOP (Note 9)
 Earned ESOP shares (Note 9)
 Net Income                                                                             459,713
 Dividend on common stock $.10
  per share on 1,895,500 shares                                                        (189,550)
-----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                   1,895,500      189,550      484,901      6,082,357
 Exercise of stock options (Note 8)             44,770        4,477       99,335
 Repayment of note receivable (Note 10)
 Net change in unrealized gain on
  investment securities available for sale
 Collection in ESOP note receivable (Note 9)
 Tax benefit of stock options exercised                                                  43,600
 Net Income                                                                             785,256
 Dividend on common stock $.10
  per share on 1,898,500 shares                                                        (189,850)
 Dividend on common stock $.50
  per share on 1,925,270 shares                                                        (962,635)
-----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                   1,940,270     $194,027     $584,236     $5,758,728
===============================================================================================


(TABLE CONTINUED)

    UNREALIZED
      HOLDING
      GAIN ON         UNEARNED                      TOTAL
    INVESTMENT          ESOP         NOTE       STOCKHOLDERS'
 SECURITIES, NET       SHARES     RECEIVABLE        EQUITY
-------------------------------------------------------------

    $        0        $      0     $(65,000)      $6,057,297

                                    (16,938)          13,062

                                                      10,000
                                                     505,223

                                                    (188,000)
-------------------------------------------------------------
             0               0      (81,938)       6,397,582

     1,006,965                                     1,006,965
                                                       7,125
                                      8,436            8,436

      (953,726)                                     (953,726)

                       (73,897)                      (73,897)
                        30,000                        30,000
                                                     459,713

                                                    (189,550)
-------------------------------------------------------------
        53,239         (43,897)     (73,502)       6,692,648
                                                     103,812
                                      8,743            8,743

     2,982,494                                     2,982,494

                         1,946                         1,946
                                                      43,600
                                                     785,256

                                                    (189,850)

                                                    (962,635)
-------------------------------------------------------------
    $3,035,733        $(41,951)    $(64,759)      $9,466,014
=============================================================

See Notes to Financial Statements.

                                  PAGE 10 & 11


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


NOTE 1.  NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:
The accompanying consolidated financial statements include the accounts of Electro-Sensors, Inc. and its wholly-owned subsidiaries: Microflame, Inc., and ESI Investment Co.

ELECTRO-SENSORS, INC. manufactures production monitoring and software systems, and Microflame, Inc. produces miniature brazing torches used for hobbies and crafts. ESI Investment Co. manages a varied investment portfolio. Intercompany accounts, transactions and earnings have been eliminated in consolidation.

ELECTRO-SENSORS, INC. markets its products to a number of different industries located throughout the United States and abroad. The Company grants credit to customers under normal industry terms, generally 30 days. Microflame, Inc. also markets its products throughout the U.S. and abroad under normal credit terms. The majority of Microflame, Inc. sales are concentrated in the hobby and craft industry. ESI Investment Co. has investments in marketable securities which are subject to normal market risks.

SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE SUMMARIZED BELOW:

CASH AND CASH EQUIVALENTS:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost plus accrued interest which approximates market value.

INVESTMENT IN MARKETABLE EQUITY SECURITIES AND ACCOUNTING CHANGE:
The Company has investments in marketable equity securities. Marketable equity securities consist primarily of common stocks that are traded or listed on national exchanges. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

The Company adopted the provisions of FASB Statement No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, as of January 1, 1994. Statement 115 requires that management determine the appropriate classification of securities at the date of adoption, and thereafter at the date individual investment securities are acquired, and that the appropriateness of such classification be reassessed at each balance sheet date. Since the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, the investment in marketable equity securities has been classified as available-for-sale in accordance with Statement 115. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of stockholders' equity. Prior to the adoption of Statement 115, the Company stated marketable equity securities at the lower of their aggregate cost or market. Dividends on marketable equity securities are recognized in income when declared.

Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of the specific securities sold.

Note 2 to the financial statements provides further information about the effect of adopting Statement 115.

INVENTORIES:
Inventories include material, labor, and overhead and are valued at the lower of cost (first-in, first-out) or market.

PROPERTY AND EQUIPMENT:
Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized and repairs and maintenance costs are charged to expense as incurred. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

DEPRECIATION:
The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.

ESTIMATED USEFUL LIVES ARE AS FOLLOWS:

                                                    YEARS
           ----------------------------------------------
              Equipment                              5-10
              Furniture and fixtures                   10
              Building                               7-40


Depreciation expense for the years ended December 31, 1995, 1994, and 1993 was $125,245, $79,786, and $71,741, respectively.

INCOME TAXES:
Deferred income taxes are provided on an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

INCOME PER SHARE:
Income per common and common equivalent share are computed based on the weighted average number of common and common equivalent shares outstanding during the year.

Common equivalent shares are those issuable upon the assumed exercise of stock options, reflected under the treasury stock method using the average market price of the Company's shares during each year.

The number of shares used in the per share computations are as follows:


                                    DECEMBER 31,
                        -------------------------------------
                          1995          1994          1993
-------------------------------------------------------------
Total weighted
 average outstanding
 shares                 1,901,840     1,878,278     1,880,767
Assumed exercise of
 options at average
 market price              13,085        23,172        35,807
-------------------------------------------------------------
Weighted average
 common and
 common equivalent
 shares                 1,914,925     1,901,450     1,916,574
=============================================================


FAIR VALUE OF FINANCIAL INSTRUMENTS:

FAIR VALUE CONSIDERATIONS:
Substantially all of the Company's financial instruments are carried at fair value or amounts which approximate fair value.

CASH AND CASH EQUIVALENTS:
The carrying amounts approximate fair value because of the short maturity of these instruments.

INVESTMENT SECURITIES:
The estimate of fair values of the investments are based on quoted market prices for those or similar investments. Additional information pertinent to the value of the investment are provided in footnote 2.

NOTES RECEIVABLE:
The principal balance of notes receivable is assumed to approximate the fair value of the notes based on the rates charged.

NOTE PAYABLE:
The principal balance of the note payable due July 1996 is assumed to approximate the fair value of the note because of the short maturity and the rates charged.

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

As discussed in Note 1, the Company adopted FASB Statement No. 115 as of January 1, 1994. The January 1, 1994 balance of stockholders' equity was increased by $1,006,965, net of the $570,000 related deferred tax effect, to recognize the net cumulative effect of the unrealized holding gain on securities held at that date.

The cost and estimated fair value of the investment in marketable securities are as follows:

                                                   GROSS
                                                 UNREALIZED          GROSS            FAIR
                                   COST             GAIN        UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------
Treasury Bills                  $ 2,539,398      $        0        $       0       $ 2,539,398
Money-market funds                  127,618               0                0           127,618
Equity securities                 1,578,329       4,867,352         (115,419)        6,330,262
-----------------------------------------------------------------------------------------------
                                  4,245,345       4,867,352         (115,419)        8,997,278
Less cash equivalents            (2,667,016)              0                0        (2,667,016)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,578,329      $4,867,352        $(115,419)      $ 6,330,262
===============================================================================================

                                                   GROSS
                                                 UNREALIZED          GROSS            FAIR
                                   COST             GAIN        UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1994
-----------------------------------------------------------------------------------------------
Treasury bills                  $ 1,938,248       $      0          $       0       $ 1,938,248
Money-market funds                  259,402              0                  0           259,402
Equity securities                 1,458,283        258,990           (178,251)        1,539,022
-----------------------------------------------------------------------------------------------
                                  3,655,933        258,990           (178,251)        3,736,672
Less cash equivalents            (2,197,650)             0                  0        (2,197,650)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,458,283       $258,990          $(178,251)      $ 1,539,022
===============================================================================================

                                                   GROSS
                                                 UNREALIZED          GROSS            FAIR
                                   COST             GAIN        UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1993
-----------------------------------------------------------------------------------------------
Treasury bills                  $ 2,292,929      $        0         $      0        $ 2,292,929
Money-market funds                  443,531               0                0            443,531
Equity securities                 1,284,838       1,644,820          (67,855)         2,861,803
-----------------------------------------------------------------------------------------------
                                  4,021,298       1,644,820          (67,855)         5,598,263
Less cash equivalents            (2,736,460)              0                0         (2,736,460)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,284,838      $1,644,820         $(67,855)       $ 2,861,803
===============================================================================================


Realized gains and losses on investment securities are as follows:

                                     DECEMBER 31,
                          ----------------------------------
                            1995         1994         1993
------------------------------------------------------------
Gross realized gains      $224,119     $165,241     $277,083
Gross realized losses       (1,511)      (1,036)           0
------------------------------------------------------------
Net realized gain         $222,608     $164,205     $277,083
============================================================

At January 31, 1996, the fair value of marketable equity securities was $6,650,576.

The change in the net unrealized holding gain on investment securities at December 31, 1995 and 1994 consisted of the following:

                                   1995           1994
----------------------------------------------------------
Unrealized gain on current
 portfolio of marketable
 equity securities              $ 4,867,352     $ 258,990
Unrealized loss on current
 portfolio of marketable
 equity securities                 (115,419)     (178,251)
Related deferred tax effect      (1,716,200)      (27,500)
----------------------------------------------------------
Total unrealized
 holding gain, net              $ 3,035,733     $  53,239
==========================================================

NOTE 3. INVENTORIES

Inventories used in the determination of cost of goods sold are as follows:

                                 DECEMBER 31,
                      ----------------------------------
                        1995         1994         1993
--------------------------------------------------------
Raw materials         $518,524     $500,665     $499,647
Work in process        128,371       73,395      109,031
Finished goods         141,387      118,761      129,357
--------------------------------------------------------
Total inventories     $788,282     $692,821     $738,035
========================================================


NOTE 4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                        DECEMBER 31,
                                  ------------------------
                                     1995          1994
----------------------------------------------------------
Equipment                         $  464,348    $  496,203
Furniture and fixtures               293,695       299,645
Building                           1,301,711     1,300,996
Land                                 414,540       414,540
----------------------------------------------------------
                                   2,474,294     2,511,384
Less accumulated depreciation        586,646       531,137
----------------------------------------------------------
Total property and equipment      $1,887,648    $1,980,247
==========================================================

NOTE 5. NOTE PAYABLE

                                 DECEMBER 31,
                             --------------------
                               1995        1994
-------------------------------------------------
Unsecured bank note, due
 July 1996, with interest
 of 8.5% paid monthly        $586,516    $808,870
=================================================


NOTE 6. ACCRUED EXPENSES

Accrued expenses at December 31, 1995 and 1994 include:

                             1995         1994
------------------------------------------------
Wages and commissions      $163,140     $149,735
Other                        53,552       54,190
------------------------------------------------
Total accrued expenses     $216,692     $203,925
================================================


NOTE 7. COMMITMENTS

LEASE COMMITMENTS:
The Company is currently renting office space under a lease agreement which expires July 1997. The agreement calls for basic monthly rentals of $2,611 plus operating expenses. The Company is also leasing office equipment under operating leases expiring at various dates through 1999.

Minimum lease payments required under non-cancelable operating leases are as follows:

     YEAR                             AMOUNT
-----------------------------------------------
     1996                            $ 71,990
     1997                              55,286
     1998                              21,131
     1999                              13,927
     2000                                 723
-----------------------------------------------
     Total minimum lease payments    $163,057
===============================================

Rental expense charged to operations was $78,114, $235,632, and $247,859, for years ended December 31, 1995, 1994 and 1993, respectively.


NOTE 8. COMMON STOCK OPTIONS

The Company has granted nonqualified and incentive stock options to certain employees and directors. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the stock option plan, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the term of the option. The plan also provides that as of the date of each annual stockholders' meeting, a nonqualified stock option to purchase 4,500 shares of the Company's common stock will be granted to each person elected or re-elected as a director. All existing options expire 10 years from the date of grant or one year from the date of death.

Transactions involving the Plan are summarized as follows:


                                   NUMBER OF SHARES
                             --------------------------
                              INCENTIVE      DIRECTOR
                               OPTIONS        OPTIONS
-------------------------------------------------------
Balance, December 31, 1992       40,000          99,000
Granted                               0          13,500
Exercised                       (12,500)              0
-------------------------------------------------------
Balance, December 31, 1993       27,500         112,500
Granted                               0          22,500
Exercised                        (3,000)              0
Expired                               0         (27,000)
-------------------------------------------------------
Balance, December 31, 1994       24,500         108,000
Granted                               0          22,500
Exercised                       (23,240)        (27,000)
Expired                               0               0
-------------------------------------------------------
Balance, December 31, 1995        1,260         103,500
-------------------------------------------------------

As of December 31, 1995:
 Price range of
  outstanding options          $   2.38     $2.63-$4.75
 Expiration dates                  1998       1997-2005
 Options exercisable              1,260         103,500


During the year ended December 31, 1995, stock options which were exercised had a range in exercise price of $2.38 - $3.50.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. Dividends on shares held by the ESOP are used to pay debt service. The ESOP shares purchased with the proceeds of the Company loans are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant account. Allocation of released shares to participants' accounts is done at the discretion of management.

ESOP compensation expense was $40,290, $36,586, and $39,800 for the years ended December 31, 1995, 1994 and 1993, respectively.

Shares of the Company held by the ESOP at December 31, 1995 and 1994 are as follows:

                                     1995        1994
-------------------------------------------------------
Allocated shares                    115,681      73,099
Shares released for allocation            0      11,198
Unreleased (unearned) shares         15,000      16,384
-------------------------------------------------------
Total                               100,681     100,681
=======================================================
Fair value of
 unreleased (unearned) shares      $105,000    $ 53,248
=======================================================

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 1995, approximately 100,681 shares of the Company's stock, with an aggregate fair market value of approximately $704,767 are held by ESOP participants, who if terminated, would be subject to the repurchase requirement.


NOTE 10. NOTES RECEIVABLE FOR THE PURCHASE OF COMMON STOCK


DECEMBER 31,                                1995        1994
---------------------------------------------------------------
Note receivable for the purchase of
 common stock is due from an officer
 of the Company. Interest on the note is
 paid monthly at a rate which is adjusted
 annually (8.5% at December 31, 1995).
 The note, which does not contain
 scheduled principal payments, is due
 February 1998, and is unsecured.           $57,000     $61,000

Notes receivable for the purchase
 of common stock are due from
 employees of the Company. Interest
 on the notes is 6%. Monthly
 payments of interest and principal
 are made through payroll
 deductions. The notes are due
 December 1998 and are unsecured.             7,759      12,502
---------------------------------------------------------------
Total notes receivable for the
 purchase of common stock                   $64,759     $73,502
===============================================================


NOTE 11. STOCKHOLDERS' EQUITY

During the year ended December 31, 1993, the Company issued 5,000 shares of common stock as compensation for research and development services. The shares issued and the related compensation expense were recorded based on the quoted market price of the shares at the date of issue.

NOTE 12. INCOME TAXES

The components of the income tax provision for the years ended December 31, 1995, 1994 and 1993, are as follows:

                         1995         1994         1993
----------------------------------------------------------
Current:
 Federal               $337,539     $209,217     $232,954
 State                   24,811       11,983       14,846
Deferred:
 Federal                  8,450          200         (900)
 State                      150          700       (1,000)
----------------------------------------------------------
Total federal and
 state income taxes    $370,950     $222,100     $245,900
==========================================================

The provision for income taxes for the years ended December 31, 1995, 1994 and 1993, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:


                             1995         1994         1993
--------------------------------------------------------------
Computed 'expected'
 tax expense               $407,297     $231,816     $255,382
Increase (decrease) in
 taxes resulting from:
 State income taxes,
  net of federal
  benefit                    16,127        7,909        9,798
 Credits                    (27,479)     (27,552)     (26,303)
 Other                      (24,995)       9,927        7,023
--------------------------------------------------------------
Total federal and
 state income taxes        $370,950     $222,100     $245,900
==============================================================


The components of the net deferred tax asset (liability) consist of:

                                   1995           1994
---------------------------------------------------------
Deferred tax assets:
 Vacation disallowance         $    21,300      $ 20,600
 Allowance for
  doubtful accounts                  7,800        11,200
---------------------------------------------------------
Total deferred tax assets      $    29,100      $ 31,800
---------------------------------------------------------
Deferred tax liabilities:
 Depreciation                  $   (37,900)     $(32,000)
 Unrealized investment
  holding gain                  (1,716,200)      (27,500)
---------------------------------------------------------
Total deferred liabilities      (1,754,100)      (59,500)
---------------------------------------------------------
Net deferred tax
 asset (liability)             $(1,725,000)     $(27,700)
=========================================================


NOTE 13. OPERATIONS IN DIFFERENT INDUSTRIES

The following is a breakdown of selected financial statement information by operating entity:


                         PRODUCTION MONITORING SYSTEMS
                    ----------------------------------------
DECEMBER 31,           1995           1994           1993
------------------------------------------------------------
Total sales         $5,164,674     $4,910,149     $4,478,979
Export sales           239,005        226,672        214,019
Income
 from operations     1,351,987        978,027      1,001,633
Depreciation           106,984         62,270         52,142
Capital
 expenditures           23,989      1,419,141        494,283
Year end
 total assets        6,360,711      6,062,743      4,988,417



                   CHARACTER RECOGNITION IMAGING SYSTEMS
                   -------------------------------------
DECEMBER 31,         1995          1994          1993
--------------------------------------------------------
Total sales        $ 349,256     $ 449,019     $  57,058
Export sales          66,712        59,777             0
(Loss) from
 operations         (363,101)     (437,168)     (489,083)
Depreciation          13,443        12,721        10,476
Capital
 expenditures          8,856        11,925        14,315
Year end
 total assets         73,549       115,200        84,774



                            BRAZING TORCHES
                   ----------------------------------
DECEMBER 31,         1995         1994         1993
-----------------------------------------------------
Total sales        $670,950     $717,126     $695,197
Export sales         26,998       37,962       38,954
(Loss) from
 operations         (69,454)     (77,683)     (85,868)
Depreciation          4,818        4,795        9,123
Capital
 expenditures         1,161        7,740            0
Year end total
 assets             239,260      233,837      238,855

INDEPENDENT AUDITOR'S REPORT
ELECTRO-SENSORS, INC. AND SUBSIDIARIES



The Board of Directors and Shareholders
ELECTRO-SENSORS, INC.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

SCHWEITZER RUBIN KARON & BREMER
Certified Public Accountants
Minneapolis, Minnesota
January 29, 1996

PRICE RANGE OF COMMON STOCK
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(sm) under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the NASDAQ system.

          PERIOD                  High      Low
          ------                  ----      ---
1995      FIRST QUARTER           3 -7/8    3
          SECOND QUARTER          3 -5/8    2 -3/4
          THIRD QUARTER           5 -1/2    2 -1/2
          FOURTH QUARTER          9 -3/4    5

1994      First Quarter           5         3 -3/4
          Second Quarter          4 -7/8    3 -1/2
          Third Quarter           4 -1/2    3 -1/2
          Fourth Quarter          4         3



On March 12, 1996 there were 229 shareholders of record. Electro-Sensors, Inc. on May 20, 1994 paid a cash dividend on its common stock of $.10 per share on 1,895,500 shares and on May 19, 1995 paid a cash dividend on its common stock of $.10 per share on 1,898,500 shares. Electro-Sensors, Inc. on January 12, 1996 paid a special dividend on its common stock of $.50 per share on 1,940,270 shares.



QUARTERLY FINANCIAL SUMMARY (UNAUDITED)
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

FISCAL YEAR 1995
                                    FOR THE THREE MONTHS ENDED
                      -------------------------------------------------------
                       MARCH 31       JUNE 30     SEPTEMBER 30    DECEMBER 31
-----------------------------------------------------------------------------
Net Sales             $1,543,451    $1,600,614     $1,733,628      $1,307,187
Gross Profit             885,487       857,490      1,021,723         760,447
Income Before
 Taxes                   161,986       332,385        465,006         196,829
Net Income               102,786       214,385        295,606         172,479
Income Per Share             .05           .11            .16             .09


FISCAL YEAR 1994
                                    FOR THE THREE MONTHS ENDED
                      -------------------------------------------------------
                       MARCH 31       JUNE 30     SEPTEMBER 30    DECEMBER 31
-----------------------------------------------------------------------------
Net Sales             $1,509,594    $1,578,017     $1,355,896      $1,632,787
Gross Profit             863,603       918,911        737,051         904,741
Income Before
 Taxes                   274,991       163,027         14,772         229,023
Net Income               177,091       102,627          7,972         172,023
Income Per Share             .09           .05            .01             .09

INVESTOR INFORMATION
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


ANNUAL MEETING

The annual meeting of shareholders will be held at the Decathlon Club, 1700 East 79th Street, Bloomington, Minnesota on April 25, 1996. All shareholders are welcome to attend and take part in the discussion of company affairs.

BOARD OF DIRECTORS

James P. Slattery
CHAIRMAN OF THE BOARD AND
PRESIDENT OF ELECTRO-SENSORS, INC.

P. R. Peterson
PRESIDENT OF P. R. PETERSON CO.
SECRETARY OF ELECTRO-SENSORS, INC.

Mark D. Laumann
TREASURER OF ELECTRO-SENSORS, INC.

John S. Strom
REALTOR
SCENIC POINT PROPERTIES

Joseph A. Marino
PRESIDENT/CHIEF EXECUTIVE OFFICER
APPLIED BIOMETRICS, INC.


OFFICERS

James P. Slattery
PRESIDENT

P. R. Peterson
SECRETARY

Mark D. Laumann
TREASURER


FORM 10-K AVAILABLE
A copy of Electro-Sensors, Inc. Form 10-KSB annual report filed with the Securities and Exchange Commission is available without charge to shareholders by writing to:

Mark Laumann
TREASURER
Electro-Sensors, Inc
6111 Blue Circle Drive
Minnetonka, MN 55343-9108

TRANSFER AGENT & REGISTRAR
Chemical Mellon Shareholder Services
Securities Transfer Services
111 Founders Plaza -- 11th Floor
East Hartford, CT 06108-3212

AUDITORS
Schweitzer Rubin Karon & Bremer
1400 TCF Tower
Minneapolis, MN 55402-9658

COUNSEL
Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402-3397

[LOGO] ELECTRO-SENSORS, INC.(R)
   * 6111 Blue Circle Drive * Minnetonka, Minnesota 55343-9108