Form 10KSB, Exhibit 13
period 1996-12-31
ELECTRO SENSORS INC
filed 1997-03-24
CIK 351789

[LOGO ELECTRO-SENSORS]

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

SELECTED FINANCIAL DATA (CONSOLIDATED)

ELECTRO-SENSORS, INC. AND SUBSIDIARIES


                                                FISCAL YEAR ENDED DECEMBER 31
                                                -----------------------------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        1996       1995      1994      1993       1992
------------------------------------------------------------------------------------------
Net Sales                             $ 6,143    $ 6,185    $6,076    $5,231     $4,806
Gross Profit                            3,502      3,525     3,424     2,920      2,701
Selling Expenses                        1,339      1,214     1,501     1,128        908
General and Administrative Expenses       948        777       801       718        653
Research and Development Expenses         707        622       659       647        598
Provision for Income Taxes                283        371       222       246        247
Net Income                                463        785       460       505        515
Earnings Per Share                        .24        .41       .24       .26        .27
Working Capital                         8,708      9,332     4,772     5,711      5,749
Total Assets                           11,485     13,181     7,941     6,771      6,442
Shareholders' Equity                    9,147      9,466     6,693     6,398      6,057



LETTER TO SHAREHOLDERS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

                                                                  March 14, 1997



TO THE SHAREHOLDERS:



The combined total sales for 1996 were $6,142,643. The year reflected increases in the Speed Monitoring Systems and Autodata Systems, and decreases in the Drive Control Systems and Microflame, Inc., product groups. During 1996, new products were introduced for the Speed Monitoring group. These products provide enhanced features such as field programmability and DIN rail mounting. International sales were up as we continue to expand our foreign presence in South America, Europe, the Mid-East and Asia. The new Autodata Survey software product introduced in March was well received by our customers due to its ease of use and powerful reporting features. The Drive Control Systems sales decrease reflected a reduction in large complete system sales. We plan to increase our efforts in the system sales area in the coming year. In addition, product performance, safety testing, and certification to national and international standards required extra expense, but are required by the customers who purchase our products.

The past annual letters to the shareholders were written by a man that all of the employees at Electro-Sensors, Inc., greatly admired. His leadership and guidance brought Electro-Sensors, Inc., from a dream to a very successful and stable company. James Slattery founded the Company based on monitoring the speed of rotating drive shafts in factories and industrial plants. The Company grew from this base product line to three divisions consisting of Speed Monitoring Systems, Drive Control Systems, Autodata Systems, and two wholly-owned subsidiaries: Microflame, Inc., and ESI Investment Co. Jim accomplished this through hard work, perseverance, and leading and mentoring everyone involved at Electro-Sensors. He enabled employees to become successful contributors by developing new skills and leadership abilities. Together, a company was built which provides shareholder growth and earnings while providing both worldwide recognized products and a gateway for individual and corporate growth. Jim was an exceptional man, respected and loved by all of his family and friends. He passed away on December 27, 1997. Our memories of him will not pass away and we are thankful for his part in each of our lives. This annual letter is dedicated to his honor and memory.

This is my first annual letter as the President of Electro-Sensors, Inc. I have worked here for the past ten years, and it has been a great experience. As I begin leading the Company, I want to assure you of my complete devotion to the creation of growth and continued financial well-being of the Company. My goal is to build upon the foundation of Jim Slattery's strong leadership. We have excellent employees working together for this cause. Please feel free to talk with me at any time. I look forward to the future with anticipation of good things.

                                             Sincerely,

                                             /s/ Bradley D. Slye

                                             Bradley D. Slye
                                             President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ELECTRO-SENSORS, INC. AND SUBSIDIARIES


RESULTS OF OPERATIONS
1996 VS. 1995

The Company's sales for 1996 were $6,142,643, a slight decrease from 1995 sales of $6,184,880. The decrease in sales is attributed to both the Drive Control Systems and the Company's wholly-owned subsidiary, Microflame, Inc. Drive Control Systems achieved record sales during 1995 resulting from the shipment of a $225,000 integrated system, but was unable to reach the same comparable sales level in 1996. Meanwhile, the Speed Monitoring Systems and AutoData Systems divisions provided sales increases during the year.

The Company's Speed Monitoring Systems and Drive Control Systems divisions have experienced increased single unit/replacement orders throughout the year. However, the larger reindustrialization sales orders experienced in 1995 slowed significantly during 1996 as plant expansions and retrofitting projects were postponed until late in 1996 and into the following year. The Speed Monitoring Systems provided an increase of 6.9% from increased component sales while the Drive Control Systems experienced a 20% decrease resulting from a slow down in plant expansions.

AutoData Systems experienced slowed sales in the beginning of the year, but was able to provide an overall sales increase for 1996. This sales increase resulted from the release of AutoData Survey. Survey is a PC-based software package which utilizes check mark recognition technology to automate the data entry processing of responding participant questionnaires and is presently directed toward health care providers.

Microflame sales declined 6.4% in 1996 as compared to 1995. The sales decrease resulted from a reduction in sales volume of the single gas torch. Sales to Microflame's largest customer decreased 9.4% during the year. Microflame sales continue to reflect a lessening demand and weak consumer marketplace for its gas torch products.

The Company's cost of sales decreased slightly for 1996 and remained relatively unchanged as a percentage of sales when compared to 1995. Improved product sales margins in the Drive Control Systems division offset increased material costs due to changing product mix in both AutoData Systems and Microflame. AutoData Systems material costs rose significantly in 1996 and is the direct result of increased scanner sales which carry a relatively lower gross margin.

Overall operating expenses increased 14.6% during 1996. The increased expense occurred primarily in both the marketing and research and development ("R&D") areas. These increased expenses were concentrated in the product promotion and product development areas. Marketing expenses increased resulting from both the introduction of the AutoData Survey software package to health care providers and increased advertising and promotion in the Speed Monitoring Systems. The increase in R&D expenses occurred as the Company continues its commitment toward new product development and increased product enhancements. In addition, administrative expense increased primarily from the employment agreement benefit payable to James Slattery's widow. The agreement provided for a one year base salary upon his death.

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. The investments provided a realized gain of $263,244 on proceeds of $287,098 during the year. ESI Investment made additional investments during the year of $31,250 through the exercise of previously acquired warrants. The cumulative unrealized gain on securities was $3,770,485, $4,751,933, and $80,739 as of December 31, 1996, 1995
and 1994, respectively. The company recognizes investment gains and losses when realized and, therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective years. The Company's investment in marketable securities are subject to significant positive and negative changes in value.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to generate strong cash flows from operations. Increased working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital as needed and general corporate purposes, which may include acquisitions. Accounts receivable decreased due to timing differences which extended the payment terms on a few customers at the end of 1995 and resulted in the payments being received in early January of 1996. Inventories and accounts payable increased due to increased sales activity experienced during the fourth quarter. The Company's decrease in shareholders' equity was due to the decrease in unrealized gain on investment securities. This decrease resulted primarily from the Company's holding of 549,084 shares of PPT Vision, which experienced a significant decrease in market value during the year. Because of the volatile nature of the company's holdings, the value of the Company's investment securities should be expected to fluctuate significantly from year to year. Principal payments made during the year decreased the building note payable. Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources. Also, the Company declared a first quarter cash dividend payable in February 1997.

CHANGING PRICES AND INFLATION

The Company did not experience any significant inflationary pressure during 1996. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.

CAUTIONARY STATEMENT

For a description of factors which could affect the results of future operations see "Cautionary Statements" under Item I of the Company's Form 10-KSB for the fiscal year ended December 31, 1996.

CONSOLIDATED BALANCE SHEETS

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
DECEMBER 31, 1996 AND 1995

                                                                     1996           1995
-------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents, including temporary cash
  deposits of $1,727,981 and $2,539,398,respectively           $  2,581,588    $  3,273,873
 Marketable securities (Note 2)                                   5,356,210       6,330,262
 Trade receivables, less allowance for doubtful
  accounts $18,000 and $21,500, respectively                        726,628         791,445
 Inventories (Note 3)                                               829,428         788,282
 Prepaid expenses                                                    76,018          80,182
 Deferred taxes (Note 12)                                            77,200          29,100
-------------------------------------------------------------------------------------------
     TOTAL CURRENT ASSETS                                         9,647,072      11,293,144
-------------------------------------------------------------------------------------------
 PROPERTY AND EQUIPMENT (Note 4)                                  1,838,270       1,887,648
-------------------------------------------------------------------------------------------
     TOTAL ASSETS                                              $ 11,485,342    $ 13,180,792
===========================================================================================

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
  Note payable (Note 5)                                        $    421,383    $    586,516
  Accounts payable                                                  115,666          98,404
  Accrued expenses (Note 6)                                         387,594         216,692
  Dividends payable                                                       0         970,135
  Accrued income taxes                                               14,748          88,931
-------------------------------------------------------------------------------------------
     TOTAL CURRENT LIABILITIES                                      939,391       1,960,678
-------------------------------------------------------------------------------------------
 DEFERRED INCOME TAXES (Note 12)                                  1,398,900       1,754,100
-------------------------------------------------------------------------------------------

 COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)

 SHAREHOLDERS' EQUITY:
  Common stock, par value $.10 per share; authorized
   10,000,000 shares; issued 1,942,282 and 1,940,270, shares,
   respectively (Note 8)                                            194,228         194,027
 Additional paid-in capital                                         618,135         584,236
 Retained earnings                                                5,988,629       5,758,728
 Unrealized holding gain on investment securities,
  net (Note 2)                                                    2,408,385       3,035,733
 Unallocated employee stock ownership plan shares                         0         (41,951)
 Notes receivable (Note 11)                                         (62,326)        (64,759)
-------------------------------------------------------------------------------------------
     TOTAL SHAREHOLDERS' EQUITY                                   9,147,051       9,466,014
-------------------------------------------------------------------------------------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $ 11,485,342    $ 13,180,792
===========================================================================================

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME


ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                               1996           1995           1994
------------------------------------------------------------------------------------
NET SALES                                  $ 6,142,643    $ 6,184,880    $ 6,076,294
COST OF GOODS SOLD                           2,640,508      2,659,733      2,651,988
------------------------------------------------------------------------------------
   GROSS PROFIT                              3,502,135      3,525,147      3,424,306
------------------------------------------------------------------------------------
OPERATING EXPENSES:
 Selling                                     1,339,473      1,214,073      1,500,948
 Administrative                                948,228        777,379        801,237
 Research And development                      706,813        621,763        658,945
------------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                  2,994,514      2,613,215      2,961,130
------------------------------------------------------------------------------------
   OPERATING INCOME (LOSS)                     507,621        911,932        463,176
------------------------------------------------------------------------------------
NONOPERATING INCOME (EXPENSE):
 Gain (loss) on sale of investment
  securities (Note 2)                          263,244        222,608        164,205
 Interest income                               116,240        156,187        117,763
 Other                                        (141,402)      (134,521)       (63,331)
------------------------------------------------------------------------------------
   TOTAL NONOPERATING INCOME (EXPENSE)         238,082        244,274        218,637
------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES              745,703      1,156,206        681,813

FEDERAL AND STATE INCOME TAXES (NOTE 12)       282,850        370,950        222,100
------------------------------------------------------------------------------------
   NET INCOME (LOSS)                       $   462,853    $   785,256    $   459,713
====================================================================================
INCOME PER COMMON AND COMMON
 EQUIVALENT SHARE                          $      0.24    $      0.41    $      0.24
====================================================================================
WEIGHTED AVERAGE COMMON AND COMMON
 EQUIVALENT SHARES                           1,964,566      1,914,925      1,901,450
====================================================================================

See Notes to Financial Statements.
                                       7

CONSOLIDATED STATEMENTS OF CASH FLOWS



ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                            1996            1995            1994
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Cash:
  Received from customers                                $ 6,207,460    $ 6,122,647    $ 6,008,065
  Paid to suppliers and employees                         (5,497,248)    (5,424,528)    (5,482,675)
 Interest received                                           116,240        156,187        123,464
 Income taxes paid                                          (406,233)      (178,065)      (247,718)
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES       420,219        676,241        401,136
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Proceeds from sale of equipment                                   0              0            639
 Purchase of property and equipment                          (78,616)       (34,006)    (1,438,806)
 Investment in marketable securities:
  Sales                                                      287,098        246,063        205,951
  Purchases                                                  (31,250)      (143,500)      (215,191)
 Repayments (net of advances) from Employee
   Stock Ownership Plan                                       67,500          1,946         30,000
Repayments of notes receivable                                 2,433          8,743          8,436
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       247,165         79,246     (1,408,971)
---------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Dividends paid                                           (1,203,087)      (189,850)      (189,550)
 Net proceeds (payments) on short-term borrowings           (165,133)      (222,354)       808,870
 Proceeds from issuance of stock                               8,551        103,812          7,125
---------------------------------------------------------------------------------------------------
   NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES    (1,359,669)      (308,392)       626,445
---------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                             (692,285)       447,095       (381,390)
CASH AND CASH EQUIVALENTS:
 BEGINNING                                                 3,273,873      2,826,778      3,208,168
---------------------------------------------------------------------------------------------------
 ENDING                                                  $ 2,581,588    $ 3,273,873    $ 2,826,778
---------------------------------------------------------------------------------------------------
                                                                      (continued on following page)

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                            1996           1995          1994
------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS)
 TO NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES:
 Net income (loss)                                     $   462,853    $   785,256    $   459,713
 Adjustments to reconcile net income (loss) to net
  cash provided by (used in operating activities:
   Depreciation and amortization                           127,994        125,245         79,786
   Provision for losses on trade receivables                (3,500)       (10,500)         7,500
   Realized (gain) loss on sale of:
     Investment securities, net                           (263,244)      (222,608)      (164,205)
     Property and equipment                                      0          1,360           (615)
   Deferred taxes                                          (49,200)         8,600            900
  (Increase) decrease in:
     Trade receivables                                      68,317        (51,734)       (70,028)
     Inventories                                           (41,146)       (95,461)        45,214
     Prepaid:
       Expenses                                              4,164          8,961          8,718
       Income taxes                                              0         51,754        (26,518)
   Increase (decrease) in:
     Accounts payable                                       17,262        (77,430)        24,715
     Accrued:
       Expenses                                            170,902         12,767         35,956
       Income taxes                                        (74,183)       140,031              0
------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES    $   420,219    $   676,241    $   401,136
================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

Net change in unrealized holding gains on marketable
 securities                                            $  (627,348)   $ 2,982,494    $    53,239
================================================================================================
Accrued dividends                                      $         0    $   970,135    $         0
================================================================================================
Tax benefit of stock options exercised                 $         0    $    43,600    $         0
================================================================================================

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                  COMMON STOCK ISSUED         ADDITIONAL
                                                -----------------------         PAID-IN       RETAINED
                                                SHARES           AMOUNT         CAPITAL       EARNINGS
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                    1,892,500       $  189,250      $  478,076      $5,812,194
 Unrealized investment holding gain,
  net of tax (Note 2)
 Exercise of stock options (Note 8)               3,000              300           6,825
 Repayment of note receivable (Note 10)
 Net change in unrealized gain on
  marketable securities
 Change in accounting policy for
  ESOP (Note 9)
 Collection of ESOP note receivable
  (Note 9)
 Dividend on common stock
  $.10 per share                                                                                (189,550)
 Net income                                                                                      459,713
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                    1,895,500          189,550         484,901       6,082,357
 Exercise of stock options (Note 8)              44,770            4,477          99,335
 Repayment of note receivable
 Net change in unrealized gain on
  marketable securities
 Collection of ESOP note receivable
  (Note 9)
 Tax benefit of stock options exercised                                                           43,600
 Dividend on common stock
  $.10 per share                                                                                 (189,850)
 Dividend declared on common stock
  $.50 per share                                                                                 (962,635)
 Net income                                                                                      785,256
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                    1,940,270          194,027         584,236       5,758,728
 Collection of ESOP note                                                          25,549
 Repayment of note receivable
 Net change in unrealized gain on
  marketable securities
 Stock issued through the Employee
  Stock Purchase Plan, 2,012 shares               2,012              201           8,350
 Dividend on common stock
  $.12 per share                                                                                 (232,952)
 Net Income                                                                                      462,853
--------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                    1,942,282       $  194,228      $  618,135      $5,988,629
========================================================================================================

See Notes to Financial Statements.

[WIDE TABLE CONTINUED FROM ABOVE]


                                              UNREALIZED HOLDING   UNALLOCATED EMPLOYEE                                TOTAL
                                              GAIN ON INVESTMENT      STOCK OWNERSHIP            NOTE              SHAREHOLDERS'
                                                SECURITIES, NET        PLAN SHARES            RECEIVABLE              EQUITY
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1993                       $         0           $         0           $   (81,938)          $ 6,397,582
 Unrealized investment holding gain,
  net of tax (Note 2)                              1,006,965                                                         1,006,965
 Exercise of stock options (Note 8)                                                                                      7,125
 Repayment of note receivable (Note 10)                                                            8,436                 8,436
 Net change in unrealized gain on
  marketable securities                             (953,726)                                                         (953,726)
 Change in accounting policy for
  ESOP (Note 9)                                                            (73,897)                                    (73,897)
 Collection of ESOP note receivable
  (Note 9)                                                                  30,000                                      30,000
 Dividend on common stock
  $.10 per share                                                                                                      (189,550)
 Net income                                                                                                            459,713
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                            53,239               (43,897)              (73,502)            6,692,648
 Exercise of stock options (Note 8)                                                                                    103,812
 Repayment of note receivable                                                                      8,743                 8,743
 Net change in unrealized gain on
  marketable securities                            2,982,494                                                         2,982,494
 Collection of ESOP note receivable
  (Note 9)                                                                   1,946                                       1,946
 Tax benefit of stock options exercised                                                                                 43,600
 Dividend on common stock
  $.10 per share                                                                                                      (189,850)
 Dividend declared on common stock
  $.50 Per share                                                                                                      (962,635)
 Net income                                                                                                            785,256
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                         3,035,733               (41,951)              (64,759)            9,466,014
 Collection of ESOP note                                                    41,951                                      67,500
 Repayment of note receivable                                                                      2,433                 2,433
 Net change in unrealized gain on
  marketable securities                             (627,348)                                                         (627,348)
 Stock issued through the Employee
  Stock Purchase Plan, 2,012 shares                                                                                      8,551
 Dividend on common stock
  $.12 per Share                                                                                                       (232,952)
 Net Income                                                                                                            462,853
-------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                       $ 2,408,385           $         0           $   (62,326)          $ 9,147,051
===============================================================================================================================

See Notes to Financial Statements.

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

SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE SUMMARIZED BELOW:

USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost plus accrued interest which approximates market value.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

INVESTMENT IN MARKETABLE EQUITY SECURITIES AND ACCOUNTING CHANGE:

The Company has investments in marketable equity securities. Marketable equity securities consist primarily of common stocks that are traded or listed on national exchanges. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

The Company adopted the provisions of FASB Statement No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, as of January 1, 1994. Statement 115 requires that management determine the appropriate classification of securities at the date of adoption, and thereafter at the date individual investment securities are acquired, and that the appropriateness of such classification be reassessed at each balance sheet date. Since the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, the investment in marketable equity securities has been classified as available-for-sale in accordance with Statement 115. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Prior to the adoption of Statement 115, the Company stated marketable equity securities at the lower of their aggregate cost or market. Dividends on marketable equity securities are recognized in income when declared.

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

                                YEARS
---------------------------------------
     Equipment                  5-10
     Furniture and fixtures       10
     Building                   7-40


Depreciation expense for the years ended December 31, 1996, 1995, and 1994 was $127,994, $125,245, and $79,786, respectively.

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

The number of shares used in the per share computations are as follows:

                                    DECEMBER 31,
                       ---------------------------------
                         1996         1995        1994
--------------------------------------------------------
Total weighted
 average outstanding
 shares                1,941,163   1,901,840   1,878,278
Assumed exercise of
 options at average
 market price             23,403      13,085      23,172
--------------------------------------------------------
Weighted average
 common and
 common equivalent
 shares                1,964,566   1,914,925   1,901,450
========================================================

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

As discussed in Note 1, the Company adopted FASB Statement No. 115 as of January 1, 1994. The January 1, 1994 balance of shareholders' equity was increased by $1,006,965, net of the $570,000 related deferred tax effect, to recognize the net cumulative effect of the unrealized holding gain on securities held at that date.


The cost and estimated fair value of the investment in marketable securities are as follows:

                                                    GROSS             GROSS            FAIR
                                   COST        UNREALIZED GAIN   UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1996

Treasury bills                  $ 1,727,981      $        0         $       0       $ 1,727,981
Money-market funds                  127,859               0                 0           127,859
Equity securities                 1,585,725       3,875,325          (104,840)        5,356,210
-----------------------------------------------------------------------------------------------
                                  3,441,565       3,875,325          (104,840)        7,212,050
Less cash equivalents            (1,855,840)                                         (1,855,840)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,585,725      $3,875,325         $(104,840)      $ 5,356,210
===============================================================================================

                                                    GROSS             GROSS            FAIR
                                   COST        UNREALIZED GAIN   UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1995
-----------------------------------------------------------------------------------------------
Treasury bills                  $ 2,539,398      $        0         $       0       $ 2,539,398
Money-market funds                  127,618               0                 0           127,618
Equity securities                 1,578,329       4,867,352          (115,419)        6,330,262
-----------------------------------------------------------------------------------------------
                                  4,245,345       4,867,352          (115,419)        8,997,278
Less cash equivalents            (2,667,016)              0                 0        (2,667,016)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,578,329      $4,867,352         $(115,419)      $ 6,330,262
===============================================================================================
                                                    GROSS             GROSS            FAIR
                                   COST        UNREALIZED GAIN   UNREALIZED LOSS       VALUE
-----------------------------------------------------------------------------------------------
      DECEMBER 31, 1994
-----------------------------------------------------------------------------------------------
Treasury bills                  $ 1,938,248       $      0          $       0       $ 1,938,248
Money-market funds                  259,402              0                  0           259,402
Equity securities                 1,458,283        258,990           (178,251)        1,539,022
-----------------------------------------------------------------------------------------------
                                  3,655,933        258,990           (178,251)        3,736,672
Less cash equivalents            (2,197,650)             0                  0        (2,197,650)
-----------------------------------------------------------------------------------------------
Total investment securities     $ 1,458,283       $258,990          $(178,251)      $ 1,539,022
===============================================================================================


Realized gains and losses on investment securities are as follows:

                                     DECEMBER 31,
                            ---------------------------------
                            1996         1995         1994
-------------------------------------------------------------
Gross realized gains      $263,244     $224,119     $165,241
Gross realized losses            0       (1,511)      (1,036)
-------------------------------------------------------------
Net realized gain         $263,244     $222,608     $164,205
=============================================================

At January 31, 1997, the fair value of equity securities was $5,392,000. The Company holds an investment in a single security which represents 86% of the fair value of equity securities held at January 31, 1997.

The change in the net unrealized holding gain on investment securities at December 31, 1996 and 1995 consisted of the following:

                                  1996           1995
---------------------------------------------------------
Unrealized gain on current
  portfolio of marketable
  equity securities           $ 3,875,325    $ 4,867,352
Unrealized loss on current
  portfolio of marketable
  equity securities              (104,840)      (115,419)
Related deferred tax effect    (1,362,100)    (1,716,200)
---------------------------------------------------------
Total unrealized
  holding gain, net           $ 2,408,385    $ 3,035,733
=========================================================

NOTE 3. INVENTORIES

Inventories used in the determination of cost of goods sold are as follows:

                                 DECEMBER 31,
                       ---------------------------------
                        1996         1995         1994
--------------------------------------------------------
Raw materials         $562,837     $518,524     $500,665
Work in process        139,905      128,371       73,395
Finished goods         126,686      141,387      118,761
--------------------------------------------------------
Total inventories     $829,428     $788,282     $692,821
========================================================

Note 4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                                        DECEMBER 31,
                                                 ------------------------
                                                     1996          1995
-------------------------------------------------------------------------
Equipment                                        $  483,890    $  464,348
Furniture and fixtures                              324,606       293,695
Building                                          1,301,711     1,301,711
Land                                                414,540       414,540
-------------------------------------------------------------------------
                                                  2,524,747     2,474,294
Less accumulated depreciation                       686,477       586,646
-------------------------------------------------------------------------
Total property and equipment                     $1,838,270    $1,887,648
=========================================================================

NOTE 5. NOTE PAYABLE

                                                        DECEMBER 31,
                                                  ----------------------
                                                    1996          1995
------------------------------------------------------------------------
Unsecured bank note, due
 July 1997, with interest
 of 8.5% paid monthly                             $421,383      $586,516
========================================================================

NOTE 6. ACCRUED EXPENSES

Accrued expenses at December 31, 1996 and 1995 include:

                           1996        1995
--------------------------------------------
Wages and commissions    $320,525   $163,140
Other                      67,069     53,552
--------------------------------------------
Total accrued expenses   $387,594   $216,692
============================================

NOTE 7. COMMITMENTS

LEASE COMMITMENTS:

The Company is currently renting office space under a lease agreement which expires July 1997. The agreement calls for basic monthly rentals of $2,611 plus operating expenses. The Company is also leasing office equipment under operating leases expiring at various dates through 1999.

Minimum lease payments required under non-cancelable operating leases are as follows:


YEAR                             AMOUNT
----------------------------------------
1997                             $55,286
1998                              21,131
1999                              13,927
2000                                 723
----------------------------------------
Total minimum lease payments     $91,067
========================================

Rental expense charged to operations was $78,760, $78,114, and $235,632, for years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 8. COMMON STOCK OPTIONS

The Company has granted nonqualified and incentive stock options to certain employees and directors. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the incentive stock option plan, options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the term of the option. The nonqualified stock options were granted to directors to annually purchase 4,500 shares of the Company's common stock. The Company ceased granting director's options in 1996. All existing options expire 10 years from the date of grant or one year from the date of death. The Company reserved 300,000 shares to be issued under the stock option plan.

A summary of stock options issued outstanding and exercisable under the plans are as follows:



                                 NUMBER OF SHARES
                              ---------------------
                              INCENTIVE    DIRECTOR
                               OPTIONS     OPTIONS
--------------------------------------------------
Balance, December 31, 1993     27,500     112,500
Granted                             0      22,500
Exercised                      (3,000)          0
Expired                             0     (27,000)
--------------------------------------------------
Balance, December 31, 1994     24,500     108,000
Granted                             0      22,500
Exercised                     (23,240)    (27,000)
Expired                             0           0
--------------------------------------------------
Balance, December 31, 1995      1,260     103,500
Granted                             0           0
Exercised                           0           0
Expired Weighted Average
  Remaining Life                    0           0
--------------------------------------------------
Balance, December 31, 1996      1,260     103,500
--------------------------------------------------
As Of December 31, 1996:
Price range of
  outstanding options        $   2.38 $2.63-$4.75
Weighted average
  exercise price             $   2.38    $   3.76
Expiration dates                 1998   1997-2005
Options exercisable             1,260     103,500
Weighted average
  fair value of option
  granted during the year           0           0
Weighted average
  remaining life            1.92years   4.77years
==================================================

The Company accounts for stock options and other equity instruments in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation cost has been recognized for its stock purchase and stock option plans. All options outstanding are fully vested and exercisable.

NOTE 9. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors a leveraged employee stock ownership plan (ESOP) that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. Dividends on shares held by the ESOP are used to pay debt service. The ESOP shares purchased with the proceeds of the Company loans are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant accounts.

ESOP compensation expense was $36,000, $42,781, and $39,772, for the years ended December 31, 1996, 1995 and 1994, respectively.

Shares of the Company held by the ESOP at December 31, 1996 and 1995 are as follows:

                                                    1996          1995
------------------------------------------------------------------------
Allocated Shares                                  112,890        100,681
Shares released for allocation                     15,000              0
Unreleased (unearned) shares                            0         15,000
Fair value of
  unreleased (unearned) shares                          0        105,000
========================================================================

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 1996, approximately 112,890 shares of the Company's stock, with an aggregate fair market value of approximately $381,000 are held by ESOP participants, who if terminated, would be subject to the repurchase requirement.

NOTE 10. EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan ("ESPP") under which 100,000 share are authorized for issuance. The ESPP allows employees to set aside up to 15% of earnings to purchase shares of the Company's common stock. Shares are purchased semi-annually at a price equal to 85% of the lower of the market prices at the beginning or end of the applicable six-month period, but not less than book value at the end of the period. Reserved but unissued shares under the Plan were 97,988 at December 31, 1996.

NOTE 11. NOTES RECEIVABLE FOR THE PURCHASE OF COMMON STOCK


DECEMBER 31,                                        1996          1995
------------------------------------------------------------------------
Note receivable for the purchase of common
  stock is due from the estate of the past
  president of the Company. Interest on the note
  is paid monthly at a rate which is adjusted
  annually (8.5% At December 31, 1996). The
  note, which does not contain scheduled
  principal payments, is due February 1998, and
  is unsecured.                                     $57,000        $57,000
Notes receivable for the purchase of common
  stock are due from employees of the Company.
  Interest on the notes is 6%. Monthly payments
  of interest and principal are made through
  payroll deductions. The notes are due December
  1998 and are unsecured.                             5,326          7,759
--------------------------------------------------------------------------
Total notes receivable for the
  purchase of common stock                          $62,326        $64,759
==========================================================================

NOTE 12. INCOME TAXES

The components of the income tax provision for the years ended December 31, 1996, 1995 and 1994, are as follows:

                           1996         1995         1994
-----------------------------------------------------------
Current:
  Federal                $215,986     $337,539     $209,217
  State                    17,664       24,811       11,983
Deferred:
  Federal                  45,300        8,450          200
  State                     3,900          150          700
-----------------------------------------------------------
Total federal and
 state income taxes      $282,850     $370,950     $222,100
===========================================================

The provision for income taxes for the years ended December 31, 1996, 1995 and 1994, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:



                              1996         1995         1994
---------------------------------------------------------------
Computed 'expected'
  tax expense               $261,000     $405,000     $231,816
Increase (decrease) in
  taxes resulting from:
  State income taxes,
   net of federal
   benefit                    11,500       16,127        7,909
  Credits                          0      (27,479)     (27,552)
  Other                       10,350      (22,698)       9,927
---------------------------------------------------------------
Total federal and
 state income taxes         $282,850     $370,950     $222,100
===============================================================

The components of the net deferred tax asset (liability) consist of:

                                   1996          1995
-------------------------------------------------------
Deferred tax assets:
  Salary accrual             $    47,000    $         0
  Vacation disallowance           23,700         21,300
  Allowance for
   doubtful accounts               6,500          7,800
-------------------------------------------------------
Total deferred tax assets    $    77,200    $    29,100
=======================================================
Deferred tax liabilities:
  Depreciation               $   (36,800)   $   (37,900)
  Unrealized investment
   holding gain               (1,362,100)    (1,716,200)
-------------------------------------------------------
Total deferred liabilities   $(1,398,900)   $(1,754,100)
=======================================================
Net deferred tax
  asset (liability)          $(1,321,700)   $(1,725,000)
=======================================================

NOTE 13. OPERATIONS IN DIFFERENT INDUSTRIES

The following is a breakdown of selected financial statement information by operating entity:


                            Production Monitoring Systems
                   ----------------------------------------
December 31,           1996           1995           1994
-----------------------------------------------------------
Total sales        $5,132,829     $5,164,674     $4,910,149
Export sales          373,944        239,005        226,672
Income from
  operations        1,075,134      1,344,487        978,027
Depreciation          109,582        106,984         62,270
Capital
  expenditures         59,698         23,989      1,419,141
Year end
  total assets      5,750,411      6,360,711      6,062,743

                      Character Recognition Imaging Systems
                   ----------------------------------------
December 31,             1996           1995           1994
-----------------------------------------------------------
Total sales        $  381,562     $  349,256     $  449,019
Export sales           49,709         66,712         59,777
(Loss) from
 operations          (468,163)      (363,101)      (437,168)
Depreciation           14,409         13,443         12,721
Capital
 expenditures          15,652          8,856         11,925
Year end
 total assets         115,080         73,549        115,200


                                 Brazing Torches
                   ----------------------------------------
December 31,             1996           1995           1994
-----------------------------------------------------------
Total sales        $  628,252     $  670,950     $  717,126
Export sales           28,415         26,998         37,962
(Loss) from
 operations           (99,350)       (69,454)       (77,683)
Depreciation            4,003          4,818          4,795
Capital
 expenditures           3,266          1,161          7,740
Year End
 total assets         220,998        239,260        233,837

INDEPENDENT AUDITOR'S REPORT

ELECTRO-SENSOR'S INC. AND SUBSIDIARIES

The Board of Directors and Shareholders
ELECTRO-SENSORS, INC.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

SCHWEITZER RUBIN KARON & BREMER
Certified Public Accountants
Minneapolis, Minnesota
January 28, 1997

PRICE RANGE OF COMMON STOCK

ELECTRO-SENSORS, INC. AND SUBSIDIARIES

The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market(SM) under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the NASDAQ system.

          PERIOD            HIGH     LOW
         -------------      ----     ---
1996     FIRST QUARTER      7 3/4   3 3/4
         SECOND QUARTER     6 3/4   4 1/4
         THIRD QUARTER      5 5/8   3 7/8
         FOURTH QUARTER     4 3/8   3 1/4

1995     First Quarter      3 7/8   3
         Second Quarter     3 5/8   2 3/4
         Third Quarter      5 1/2   2 1/2
         Fourth Quarter     9 3/4   5

On March 14, 1997 there were approximately 658 shareholders of record. Electro-Sensors, Inc. on May 19, 1995 paid a cash dividend on its common stock of $.10 per share on1,898,500 shares. Electro-Sensors, Inc. on January 12, 1996 paid a special dividend on its common stock of $.50 per share on 1,940,270 shares. Electro-Sensors, Inc. paid a cash dividend on its common stock of $.12 per share in 1996 on a quarterly basis.

QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

ELECTRO-SENSORS, INC. AND SUBSIDIARIES

FISCAL YEAR 1996

                                       FOR THE THREE MONTHS ENDED
                         -------------------------------------------------------
                         MARCH 31       JUNE 30      SEPTEMBER 30    DECEMBER 31
--------------------------------------------------------------------------------
Net sales               $1,575,421     $1,469,931     $1,508,733      $1,588,558
Gross Profit               894,922        843,066        866,243         897,904
Income Before Taxes        197,348        175,145        240,328         132,882
Net Income                 115,948        111,045        163,328          72,532
Income Per Share               .06            .05            .09             .04

FISCAL YEAR 1995

                                        FOR THE THREE MONTHS ENDED
                         -------------------------------------------------------
                         MARCH 31        JUNE 30     SEPTEMBER 30    DECEMBER 31
--------------------------------------------------------------------------------
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

INVESTOR INFORMATION

ELECTRO-SENSORS, INC. AND SUBSIDIARIES

ANNUAL MEETING


The annual meeting of shareholders will be held at the Decathlon Club, 1700 East 79th Street, Bloomington, Minnesota on April 29, 1997. All shareholders are welcome to attend and take part in the discussion of company affairs.

BOARD OF DIRECTORS

Bradley D. Slye
Chairman of the Board and
President of Electro-Sensors, Inc.

P.R. Peterson
President of P.R. Peterson Co.
Secretary of Electro-Sensors, Inc.

Mark D. Laumann
Treasurer of Electro-Sensors, Inc.

John S. Strom
Retired

Joseph A. Marino
President/Chief Executive Officer
Applied Biometrics, Inc.

OFFICERS

Bradley D. Slye
President

P.R. Peterson
Secretary

Mark D. Laumann
Treasurer


FORM 10-KSB AVAILABLE

A copy of Electro-Sensors, Inc. Form 10-KSB annual report filed with the Securities and Exchange Commission is available without charge to shareholders by writing to:

Mark Laumann
Treasurer
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, MN 55343-9108

TRANSFER AGENT & REGISTRAR

Chase Mellon
Shareholder Services
Securities Transfer Services
111 Founders Plaza -- 11th Floor
East Hartford, CT 06108-3212

AUDITORS

Schweitzer Rubin Karon & Bremer
1400 TCF Tower
Minneapolis, MN 55402-9658

COUNSEL

Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402-3397

