Form 10KSB, Exhibit 13
period 1997-12-31
ELECTRO SENSORS INC
filed 1998-03-31
CIK 351789

ELECTRO-SENSORS, INC.
1997 ANNUAL REPORT

CORPORATE PROFILE
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

BRIEF SUMMARY OF BUSINESS

Electro-Sensors, Inc. operates three distinct businesses. The first is the Controls Division which carries the name of Electro-Sensors, Inc. This division manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Controls Division utilizes leading-edge technology to continuously improve its products and make them easier to use. The Controls Division's goal is to manufacture the industry-preferred product for every market served. These products are sold through telemarketing and distributors to a wide variety of manufacturers, OEMs and processors to monitor the efficiency of process machinery.

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

SELECTED FINANCIAL DATA (CONSOLIDATED)
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

                                                FISCAL YEAR ENDED DECEMBER 31
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        1997       1996       1995      1994      1993
Net Sales                           $ 6,441    $ 6,143    $ 6,185    $6,076    $5,231
Gross Profit                          3,743      3,502      3,525     3,424     2,920
Selling Expenses                      1,637      1,339      1,214     1,501     1,128
General and Administrative Expenses     752        948        777       801       718
Research and Development Expenses       637        707        622       659       647
Provision for Income Taxes              237        283        371       222       246
Net Income                              453        463        785       460       505
Earnings Per Share                      .23        .24        .41       .24       .26
Working Capital                       8,484      8,708      9,332     4,772     5,711
Total Assets                         10,895     11,485     13,181     7,941     6,771
Shareholders' Equity                  9,108      9,147      9,466     6,693     6,398

LETTER TO SHAREHOLDERS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES


                                                                 March 5, 1998


TO THE SHAREHOLDERS:


I am pleased to report the annual corporate results for 1997. This has been a challenging and growing year for the company. The combined total sales for 1997 increased 4.8% to $6,440,576 and the combined operating income increased 41.1% to $716,426. These results reflect the strong national economy. By division, there were increases in the Speed Monitoring Systems and Autodata Systems, and slight decreases in the Drive Control Systems and Microflame Inc. Our goal is to have increases in all divisions.

In the second half of the year, we began an aggressive marketing campaign for the Speed Monitoring Systems, Drive Control Systems, and AutoData Systems. We are continuing in this effort to increase our sales levels by developing new advertising materials, using more extensive ads in trade magazines, and exhibiting our products at new trade shows. To support this effort, we have added sales and marketing personnel, and also new networked software that allows access to necessary information across the corporation. We are engaged in this campaign to position ourselves for growth and market leadership. This effort is costly and we intend to use a significant portion of our operating income in the first half of this year to solidify and continue the program. The second half of 1998 should start to show the sales results we are aiming for. In our product areas, we are driving to be the preferred supplier for new and existing customers. To accomplish this, the customers need to be not only aware of us, but also to know how our products meet their needs better than competitive products. I personally want to thank each of our great employees who are diligently working together to achieve our goals. We are striving for continued and increased growth in both sales and market share.


As can be seen in the financial report, Electro-Sensors Incorporated is a strong and healthy company. We generated the 1997 income from operations with only a minor portion coming from the ESI Investment division. Your confidence in us as we expand our marketing efforts is appreciated. Please join us for our annual meeting on April 29, 1998, at the Decathlon Club in Bloomington at 2:00 p.m.


                                                             Sincerely,

                                                             /s/ Bradley D. Slye
                                                             Bradley D. Slye
                                                             President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ELECTRO-SENSORS, INC. AND SUBSIDIARIES

RESULTS OF OPERATIONS
1997 VS. 1996

The Company's sales for 1997 were $6,440,576, an increase of 4.8% above 1996 sales of $6,142,643. The increase in sales is attributed to both the Speed Monitoring Systems and AutoData Systems segments. The Drive Control Systems experienced declining sales during the year which resulted from decreased sales to its OEM customers. Meanwhile, sales decreased slightly for the Company's wholly-owned subsidiary, Microflame, Inc.

The increased Speed Monitoring sales have been provided by strong economic growth. Many of our customers have been required to maintain or slightly improve their existing manufacturing equipment to meet increasing production capacities. This has provided an increased demand for our Speed Monitoring products as both replacement and minor improvements. However, the same increased production demands have prevented plants from performing major plant expansion and retrofit projects. This has caused slowed Drive Control Systems sales throughout the year as a result of our customers being unable to temporarily stop production to install enhancement devices capable of improving overall plant performance.

AutoData Systems sales improved 61% during 1997. Increasing customer acceptance of the AutoData survey software and increased scanner sales have been attributed with the rising AutoData sales levels throughout 1997. The survey software package utilizes our optical mark recognition technology to automate the data entry processing of responding participant questionnaires. AutoData Systems has experienced positive customer response since the release of its automated survey software in 1996 and continues to concentrate marketing efforts in this area.

Microflame sales declined slightly in 1997 as compared to 1996. The sales decrease resulted from a reduction in sales volume of the single gas torch products. Sales to Microflame's largest customer decreased 2% during the year. Microflame sales continue to reflect a lessening demand and weak consumer marketplace for its gas torch products.

The Company's cost of sales increased slightly during 1997 but decreased as a percentage of sales when compared to 1996. The improved margin resulted from a change in product mix due to the increased AutoData sales which contain a higher margin. In addition, decreased manufacturing costs were able to offset a slight increase in material cost of semiconductor components which are utilized by the electronic manufacturing segments of our business.

Operating expenses increased slightly during 1997. Marketing expense did increase 22% during the year, but was almost entirely offset by reductions in both administrative and research and development expense. During 1997, the Company acquired the services of an outside marketing and advertising agency to increase market awareness in the Speed Monitoring, Drive Control and AutoData Systems segments. This has resulted in significant increased cost for advertising and product literature. In addition, AutoData also experienced expense increases from both the formation of a sales and marketing staff and the continued promotion costs associated with the introduction of the AutoData Survey software package to health care providers. Also, the 1996 administrative expense included a charge for the employment agreement benefit payable on behalf of the former president, James Slattery. The agreement provided for a one year base salary upon his death.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

ELECTRO-SENSORS, INC. AND SUBSIDIARIES

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. However, present portfolio opportunities were limited and produced only nominal gains in 1997. The investments provided a realized gain of $7,223 on proceeds of $61,804 during the year. The cumulative net unrealized gain on securities was $3,167,566, $3,770,485, and $4,751,933 as of December 31, 1997, 1996 and 1995, respectively.
The Company recognizes investment gains and losses when realized and therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective periods. The Company's investments in marketable securities are subject to significant positive and negative changes in value.


LIQUIDITY AND CAPITAL RESOURCES

The Company continues to generate strong cash flows from operations. Working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital as needed and general corporate purposes, which may include acquisitions. Accounts receivable and inventories increased due to increased sales. Accounts payable decreased due to timing differences. The Company experienced a decrease in shareholders' equity and marketable securities due to a decrease in unrealized gain on investment securities. This decrease results primarily from the Company's holding of PPT Vision and Firstat of America, which have experienced a decrease in market value. The value of the Company's investment securities should be expected to fluctuate. Principal payments made during the year decreased the building note payable. Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources. The cost related to year 2000 conversion is not material to the Company. Also, the Company declared a first quarter cash dividend payable in February 1998.


CHANGING PRICES AND INFLATION

The Company did not experience any significant inflationary pressure during 1997. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.


CAUTIONARY STATEMENT

The Company cautions investors that actual results of future operations may differ from those anticipated in forward looking statements due to a number of factors including: the uncertainty of market acceptance of products of the Company's AutoData Systems Division which are in relatively early stages of development; fluctuations in operating results due to the impact of non-recurring large orders for products and gains or losses from sales of investment securities; competition from lower-priced and new products of competitors; and the availability of components for certain of the Company's products which may for periods of time be available only from a single supplier. For additional information see the Company's periodic filings with the Securities and Exchange Commission.

CONSOLIDATED BALANCE SHEETS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
DECEMBER 31, 1997 AND 1996

                                                                1997            1996
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents, including temporary cash
   deposits of $1,936,047 and $1,727,981, respectively     $  2,536,685      $  2,581,588
  Marketable securities (Note 2)                              4,698,710         5,356,210
  Trade receivables, less allowance for doubtful
   accounts $18,000 for both years                              746,049           726,628
  Inventories (Note 3)                                          876,189           829,428
  Prepaid expenses                                               76,921            76,018
  Prepaid income taxes                                          100,752                 0
  Deferred income taxes (Note 11)                                51,500            77,200
                                                           ------------      ------------
     TOTAL CURRENT ASSETS                                     9,086,806         9,647,072
                                                           ------------      ------------
PROPERTY AND EQUIPMENT (Note 4)                               1,807,950         1,838,270
                                                           ------------      ------------
     TOTAL ASSETS                                          $ 10,894,756      $ 11,485,342
                                                           ============      ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Note payable (Note 5)                                    $    240,775      $    421,383
  Accounts payable                                               97,998           115,666
  Accrued expenses (Note 6)                                     263,688           387,594
  Accrued income taxes                                                0            14,748
                                                           ------------      ------------
     TOTAL CURRENT LIABILITIES                                  602,461           939,391
                                                           ------------      ------------

DEFERRED INCOME TAXES (Note 11)                               1,184,400         1,398,900
                                                           ------------      ------------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.10 per share; authorized
   10,000,000 shares; issued 1,964,586 and 1,942,282,
   shares, respectively (Note 8)                                196,459           194,228
  Additional paid-in capital                                    674,284           618,135
  Retained earnings                                           6,214,922         5,988,629
  Unrealized holding gain on investment securities,
   net (Note 2)                                               2,023,566         2,408,385
  Notes receivable (Note 10)                                     (1,336)          (62,326)
                                                           ------------      ------------
     TOTAL SHAREHOLDERS' EQUITY                               9,107,895         9,147,051
                                                           ------------      ------------
     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $ 10,894,756      $ 11,485,342
                                                           ============      ============


See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                 1997            1996             1995
                                             -----------      -----------      -----------
NET SALES                                    $ 6,440,576      $ 6,142,643      $ 6,184,880
COST OF GOODS SOLD                             2,697,223        2,640,508        2,659,733
                                             -----------      -----------      -----------
     GROSS PROFIT                              3,743,353        3,502,135        3,525,147
                                             -----------      -----------      -----------
OPERATING EXPENSES:
  Selling                                      1,637,334        1,339,473        1,214,073
  Administrative                                 752,479          948,228          777,379
  Research and development                       637,114          706,813          621,763
                                             -----------      -----------      -----------
     TOTAL OPERATING EXPENSES                  3,026,927        2,994,514        2,613,215
                                             -----------      -----------      -----------
     OPERATING INCOME (LOSS)                     716,426          507,621          911,932
                                             -----------      -----------      -----------

NONOPERATING INCOME (EXPENSE):
  Gain (loss) on sale of investment
   securities (Note 2)                             7,223          263,244          222,608
  Interest income                                118,478          116,240          156,187
  Other                                         (151,772)        (141,402)        (134,521)
                                             -----------      -----------      -----------
     TOTAL NONOPERATING INCOME (EXPENSE)         (26,071)         238,082          244,274
                                             -----------      -----------      -----------

INCOME (LOSS) BEFORE INCOME TAXES                690,355          745,703        1,156,206

FEDERAL AND STATE INCOME TAXES (Note 11)         237,000          282,850          370,950
                                             -----------      -----------      -----------
     NET INCOME (LOSS)                       $   453,355      $   462,853      $   785,256
                                             ===========      ===========      ===========

INCOME PER COMMON SHARE:
  Basic                                      $      0.23      $      0.24      $      0.41
  Diluted                                    $      0.23      $      0.24      $      0.41
                                             ===========      ===========      ===========

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                        1,951,597        1,941,163        1,901,840
  Diluted                                      1,965,124        1,964,566        1,914,925
                                             ===========      ===========      ===========


See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                            1997            1996            1995
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash:
   Received from customers                                  $ 6,421,155      $ 6,207,460      $ 6,122,647
   Paid to suppliers and employees                           (5,928,771)      (5,497,248)      (5,424,528)
  Interest received                                             118,478          116,240          156,187
  Income taxes paid                                            (316,349)        (406,233)        (178,065)
                                                            -----------      -----------      -----------
    NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         294,513          420,219          676,241
                                                            -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                           (106,069)         (78,616)         (34,006)
  Investment in marketable securities:
   Sales                                                         61,804          287,098          246,063
   Purchases                                                          0          (31,250)        (143,500)
  Repayments (net of advances) from Employee
   Stock Ownership Plan                                               0           67,500            1,946
  Repayments of notes receivable                                 60,990            2,433            8,743
                                                            -----------      -----------      -----------
    NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES          16,725          247,165           79,246
                                                            -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                               (233,913)      (1,203,087)        (189,850)
  Net proceeds (payments) on short-term borrowings             (180,608)        (165,133)        (222,354)
  Proceeds from issuance of stock                                58,380            8,551          103,812
                                                            -----------      -----------      -----------
    NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (356,141)      (1,359,669)        (308,392)
                                                            -----------      -----------      -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (44,903)        (692,285)         447,095
  CASH AND CASH EQUIVALENTS:
    BEGINNING                                                 2,581,588        3,273,873        2,826,778
                                                            -----------      -----------      -----------
    ENDING                                                  $ 2,536,685      $ 2,581,588      $ 3,273,873
                                                            -----------      -----------      -----------

                                                                            (CONTINUED ON FOLLOWING PAGE)

See Notes to Financial Statements.

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                           1997           1996           1995
                                                         ---------      ---------      -----------
RECONCILIATION OF NET INCOME (LOSS)
  TO NET CASH PROVIDED BY (USED IN)
  OPERATING ACTIVITIES:
   Net income (loss)                                     $ 453,355      $ 462,853      $   785,256
   Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating activities:
   Depreciation and amortization                           131,262        127,994          125,245
   Provision for losses on trade receivables                     0         (3,500)         (10,500)
   Realized (gain) loss on sale of:
    Investment securities, net                              (7,223)      (263,244)        (222,608)
    Property and equipment                                   5,127              0            1,360
   Deferred taxes                                           29,300        (49,200)           8,600
   (Increase) decrease in:
    Trade receivables                                      (19,421)        68,317          (51,734)
    Inventories                                            (46,761)       (41,146)         (95,461)
    Prepaid:
     Expenses                                                 (903)         4,164            8,961
     Income taxes                                         (108,649)             0           51,754
   Increase (decrease) in:
    Accounts payable                                       (17,668)        17,262          (77,430)
    Accrued:
     Expenses                                             (123,906)       170,902           12,767
     Income taxes                                                0        (74,183)         140,031
                                                         ---------      ---------      -----------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      $ 294,513      $ 420,219      $   676,241
                                                         =========      =========      ===========

SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES:

Net change in unrealized holding gains on
    marketable securities                                $(384,819)     $(627,348)     $ 2,982,494
                                                         =========      =========      ===========
Accrued dividends                                        $       0      $       0      $   970,135
                                                         =========      =========      ===========
Tax benefit of stock options exercised                   $   6,851      $       0      $    43,600
                                                         =========      =========      ===========

See Notes to Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                            COMMON STOCK ISSUED      ADDITIONAL
                                            ----------------------     PAID-IN       RETAINED
                                            SHARES        AMOUNT       CAPITAL       EARNINGS
------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1994                 1,895,500     $189,550     $484,901      $6,082,357
  Exercise of stock options (Note 8)          44,770        4,477       99,335
  Repayment of note receivable
  Net change in unrealized gain on
  marketable securities
  Collection of ESOP note
  Tax benefit of stock options exercised                                                43,600
  Dividend on common stock
  $.10 per share                                                                      (189,850)
  Dividend on common stock
  $.50 per share                                                                      (962,635)
  Net income                                                                           785,256
------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                 1,940,270      194,027      584,236       5,758,728
  Collection of ESOP note                                               25,549
  Repayment of note receivable
  Net change in unrealized gain on
  marketable securities
  Stock issued through the Employee
  Stock Purchase Plan, 2,012 shares            2,012          201        8,350
  Dividend on common stock $.12 per
  share                                                                               (232,952)
  Net income                                                                           462,853
------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                 1,942,282      194,228      618,135       5,988,629
  Exercise of stock options (Note 8)          13,157        1,316       31,250
  Repayment of note receivable
  Net change in unrealized gain on
  marketable securities
  Stock issued through the Employee
  Stock Purchase Plan, 9,147 shares            9,147          915       24,899
  Dividend on common stock
  $.12 per share                                                                      (233,913)
  Tax benefit of stock options exercised                                                 6,851
  Net income                                                                           453,355
------------------------------------------------------------------------------------------------
 BALANCE, DECEMBER 31, 1997                 1,964,586     $196,459    $674,284      $6,214,922
================================================================================================


See Notes to Financial Statements


    UNREALIZED
      HOLDING
      GAIN ON        UNALLOCATED EMPLOYEE                     TOTAL
    INVESTMENT         STOCK OWNERSHIP         NOTE       SHAREHOLDERS'
 SECURITIES, NET         PLAN SHARES        RECEIVABLE        EQUITY
--------------------------------------------------------------------------------
    $   53,239             $(43,897)         $(73,502)      $6,692,648
                                                               103,812
                                                8,743            8,743

     2,982,494                                               2,982,494
                              1,946                              1,946
                                                                43,600

                                                              (189,850)

                                                              (962,635)
                                                               785,256
--------------------------------------------------------------------------------
     3,035,733              (41,951)          (64,759)       9,466,014
                             41,951                             67,500
                                                2,433            2,433

      (627,348)                                               (627,348)

                                                                 8,551

                                                              (232,952)
                                                               462,853
--------------------------------------------------------------------------------
     2,408,385                    0           (62,326)       9,147,051
                                                                32,566
                                               60,990           60,990

      (384,819)                                               (384,819)

                                                                25,814

                                                              (233,913)
                                                                 6,851
                                                               453,355
--------------------------------------------------------------------------------
    $2,023,566             $      0          $ (1,336)      $9,107,895
================================================================================


See Notes to Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES


NOTE 1. NATURE OF BUSINESS AND
        SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS:
The accompanying consolidated financial statements include the accounts of Electro-Sensors, Inc. and its wholly owned subsidiaries: Microflame, Inc., and ESI Investment Co.

ELECTRO-SENSORS, INC. manufactures production monitoring and software systems, and Microflame, Inc. produces miniature brazing torches used for hobbies and crafts. ESI Investment Co. manages a varied investment portfolio. Intercompany accounts, transactions and earnings have been eliminated in consolidation.

ELECTRO-SENSORS, INC. markets its products to a number of different industries located throughout the United States and abroad. The Company grants credit to customers under normal industry terms, generally 30 days. Microflame, Inc. also markets its products throughout the U.S. and abroad under normal credit terms. The majority of Microflame, Inc. sales are concentrated in the hobby and craft industry. ESI Investment Co. has investments in marketable securities, which are subject to normal market risks.

SIGNIFICANT ACCOUNTING POLICIES OF THE COMPANY ARE SUMMARIZED BELOW:
USE OF ESTIMATES: The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

INVESTMENT IN MARKETABLE EQUITY SECURITIES:
The Company has a portfolio of investment securities. Management determines the appropriate classification of securities at the date individual investment securities are acquired, and evaluates the appropriateness of such classification at each balance sheet date. The Company's investments consist of marketable equity securities, primarily common stocks that are traded or listed on national exchanges. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

Since the Company does not buy investment securities in anticipation of short-term fluctuations in market prices, the investment in marketable equity securities has been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Dividends on marketable equity securities are recognized in income when declared.

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

Depreciation expense for the years ended December 31, 1997, 1996, and 1995 was $131,262, $127,994, and $125,245, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES

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

The number of shares used in the per share computations are as follows:

                                    DECEMBER 31,
                          1997          1996          1995

Total weighted
 average outstanding
 shares                 1,951,597     1,941,163     1,901,840
Assumed exercise of
 options at average
 market price              13,527        23,403        13,085
Weighted average
 common and
 common equivalent
 shares                 1,965,124     1,964,566     1,914,925

NOTE 2. INVESTMENT IN MARKETABLE SECURITIES

The cost and estimated fair value of the investment in marketable securities are as follows:

                                                   GROSS             GROSS            FAIR
                                   COST       UNREALIZED GAIN   UNREALIZED LOSS       VALUE
      DECEMBER 31, 1997
Treasury bills                 $ 1,936,047      $        0         $       0       $ 1,936,047
Money-market funds                 167,968               0                 0           167,968
Equity securities                1,531,144       3,417,569          (250,003)        4,698,710
                                 3,635,159       3,417,569          (250,003)        6,802,725
Less cash equivalents           (2,104,015)                                         (2,104,015)
TOTAL INVESTMENT SECURITIES    $ 1,531,144      $3,417,569         $(250,003)      $ 4,698,710


                                                   GROSS             GROSS            FAIR
                                   COST       UNREALIZED GAIN   UNREALIZED LOSS       VALUE
      DECEMBER 31, 1996

Treasury Bills                 $ 1,727,981      $        0         $       0       $ 1,727,981
Money-market funds                 127,859               0                 0           127,859
Equity securities                1,585,725       3,875,325          (104,840)        5,356,210
                                 3,441,565       3,875,325          (104,840)        7,212,050
Less cash equivalents           (1,855,840)                                         (1,855,840)
TOTAL INVESTMENT SECURITIES    $ 1,585,725      $3,875,325         $(104,840)      $ 5,356,210


                                                    GROSS             GROSS            FAIR
                                   COST        UNREALIZED GAIN   UNREALIZED LOSS      VALUE
      DECEMBER 31, 1995

Treasury bills                  $ 2,539,398      $        0         $       0      $ 2,539,398
Money-market funds                  127,618               0                 0          127,618
Equity securities                 1,578,329       4,867,352          (115,419)       6,330,262
                                  4,245,345       4,867,352          (115,419)       8,997,278
Less cash equivalents            (2,667,016)              0                 0       (2,667,016)
TOTAL INVESTMENT SECURITIES     $ 1,578,329      $4,867,352         $(115,419)     $ 6,330,262


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES

Realized gains and losses on investment securities are as follows:

                                   DECEMBER 31,

                             1997         1996        1995
Gross realized gains     $ 34,054     $263,244    $224,119
Gross realized
losses                    (26,831)           0      (1,511)
NET REALIZED GAIN        $  7,223     $263,244    $222,608


At January 31, 1998, the fair value of equity securities was $4,567,000. The Company holds an investment in a single security which represents 88.7% of the fair value of equity securities held at January 31, 1998.

The change in the net unrealized holding gain on investment securities at December 31, 1997 and 1996 consisted of the following:


                                  1997           1996

Unrealized gain on current
 portfolio of marketable
 equity securities            $ 3,417,569    $ 3,875,325
Unrealized loss on current
 portfolio of marketable
 equity securities               (250,003)      (104,840)
Related deferred tax
 effect                        (1,144,000)    (1,362,100)
TOTAL UNREALIZED HOLDING
 GAIN, NET                    $ 2,023,566    $ 2,408,385


NOTE 3. INVENTORIES

Inventories used in the determination of cost of goods sold are as follows:


                                DECEMBER 31,
                        1997         1996        1995

Raw materials         $592,679     $562,837    $518,524
Work in process        128,791      139,905     128,371
Finished goods         154,719      126,686     141,387
TOTAL INVENTORIES     $876,189     $829,428    $788,282


NOTE 4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                        DECEMBER 31,
                                     1997          1996

Equipment                         $  454,815    $  483,890
Furniture and fixtures               354,887       324,606
Building                           1,321,401     1,301,711
Land                                 414,540       414,540
                                   2,545,643     2,524,747
Less accumulated depreciation        737,693       686,477
TOTAL PROPERTY AND EQUIPMENT      $1,807,950    $1,838,270


NOTE 5. NOTE PAYABLE


                                          DECEMBER 31,
                                        1997        1996

Unsecured bank note,
 due July 1998, with
 interest at 8.5% paid monthly        $240,775    $421,383


NOTE 6. ACCRUED EXPENSES

Accrued expenses at December 31, 1997 and 1996 include:


                             1997        1996
Wages and commissions      $181,564    $320,525
Other                        82,124      67,069
TOTAL ACCRUED EXPENSES     $263,688    $387,594


NOTE 7. COMMITMENTS

LEASE COMMITMENTS:
The Company is currently renting office space under a lease agreement which expires July 1999. The agreement calls for basic monthly rentals of $2,611 plus operating expenses. The Company is also leasing office equipment under operating leases expiring at various dates through 1999.

Minimum lease payments required under non-cancelable operating leases are as follows:


YEAR                             AMOUNT

1998                            $52,463
1999                             32,204
2000                                723
TOTAL MINIMUM LEASE PAYMENTS    $85,390


Rental expense charged to operations was $76,079, $78,760, and $78,114, for years ended December 31, 1997, 1996 and 1995, respectively.

NOTE 8. COMMON STOCK OPTIONS AND STOCK PURCHASE PLAN

STOCK OPTIONS:

The Company has granted nonqualified and incentive stock options to certain employees and directors through the Electro-Sensors, Inc. 1987 Stock Option Plan (1987 Plan). Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the plan, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the term of the option. The nonqualified stock options were granted to directors to purchase shares of the Company's common stock. The Company ceased granting director's options in 1996. All existing options expire 10 years from the date of grant or one year from the date of death. The 1987 plan expired as of December 31, 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES


During 1997, the Company adopted the Electro-Sensors, Inc. 1997 Stock Option Plan. The Company reserved 300,000 shares to be issued under this plan. At December 31, 1997, 300,000 shares were available for future grants.

A summary of stock options outstanding and exercisable under the plans are as follows:

                                 NUMBER OF SHARES
                        INCENTIVE                DIRECTOR
                         OPTIONS                 OPTIONS
                              WEIGHTED                 WEIGHTED
                               AVERAGE                  AVERAGE
                    STOCK     EXERCISE      STOCK      EXERCISE
                   OPTIONS      PRICE      OPTIONS       PRICE

Balance,
  December 31,
  1994              1,260       $2.38       94,500       $3.82
Granted                 0        0          22,500        3.13
Exercised               0        0         (13,500)       3.13
--------------------------------------------------------------------------------
Balance,
  December 31,
  1995              1,260        2.38      103,500        3.76
Granted                 0        0               0        0
Exercised               0        0               0        0
--------------------------------------------------------------------------------
Balance,
  December 31,
  1996              1,260        2.38      103,500        3.76
Granted            75,000        3.25            0        0
Exercised          (5,000)       3.25      (18,000)       3.06
Expired                 0        0         (27,000)       3.96
--------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31,
  1997             71,260       $3.23       58,500       $3.88


No options have been granted under the 1997 Plan during 1997.

STOCK PURCHASE PLAN:
The Company established an Employee Stock Purchase and Bonus Plan (the Employee Stock Plan) during 1996, which allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. Shares are purchased annually under the Employee Stock Plan at a price equal to 85% of the market price on the last day of the calendar year. During 1997 and 1996, 9,147 and 2,012 shares, respectively, were issued under this plan and, at December 31, 1997, 88,841 shares were available for future issuance.

COMPENSATION COSTS:
The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized in the accompanying statements of operations. Had compensation cost been recognized based on the fair values of options at the grant dates consistent with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share would have been decreased to the following pro forma amounts:


YEARS ENDED
DECEMBER 31,           1997         1996         1995

Net Income
  As Reported        $453,355     $462,853     $785,256
  Pro forma          $399,237     $461,222     $764,258
Net income per
 common share
  As reported        $    .23     $    .24     $    .41
  Pro forma          $    .20     $    .24     $    .40


Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair values of options granted and Employee Stock Plan shares were as follows:


                        1987 PLAN             EMPLOYEE
                 EMPLOYEES     DIRECTORS     STOCK PLAN

1995 grants       $ --          $  1.48         $ --
1996 grants       $ --          $  --           $.56
1997 grants       $  2.25       $  --           $.28


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in fiscal 1995, 1996 and 1997:


                                    1997          1996          1995

Risk-free interest rate             6.30%          5.13%        6.90%
Expected life of options         7 years                     7 years
Expected life of
  Employee Stock
  Plan shares                   6 months       6 months
Expected volatility                33   %         78   %       63   %
Expected dividend yield             3.2 %          3.0 %        3.0 %


The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES

ESOP compensation expense was $36,000, $36,000, and $42,781, for the years ended December 31, 1997, 1996 and 1995, respectively.

Shares of the Company held by the ESOP at December 31, 1997 and 1996 are as follows:

                                     1997        1996

Allocated shares                    109,455    112,890
Shares released for allocation            0     15,000
Unreleased (unearned) shares              0          0
Fair value of unreleased
 (unearned) shares                       $0         $0
Debt outstanding to the Company          $0         $0


In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 1997, approximately 109,455 shares of the Company's stock, with an aggregate fair market value of approximately $400,000 are held by ESOP participants, who if terminated, would be subject to the repurchase requirement.

NOTE 10. NOTES RECEIVABLE FOR THE PURCHASE OF COMMON STOCK

DECEMBER 31,                              1997       1996

Note receivable for the purchase of
  common stock is due from the
  estate of the past president
  of the Company. Interest on
  the note is paid monthly at a
  rate which is adjusted
  annually (8.5% at December 31,
  1996). The note, which does
  not contain scheduled
  principal payments, is due
  February 1998, and is unsecured.         $    0     $57,000

Notes receivable for the purchase of
  common stock are due from employees
  of the Company. Interest on the
  notes is 6%. Monthly payments of
  interest and principal are made
  through payroll deductions. The
  notes are due December 1998 and are
  unsecured.                                1,336       5,326
TOTAL NOTES RECEIVABLE FOR THE
 PURCHASE OF COMMON STOCK                  $1,336     $62,326


NOTE 11. INCOME TAXES

The components of the income tax provision for the years ended December 31, 1997, 1996, and 1995, are as follows:

                          1997         1996        1995

Current:
 Federal                 $194,234     $215,986    $337,539
 State                     13,466       17,664      24,811
Deferred:
 Federal                   28,900       45,300       8,450
 State                        400        3,900         150
TOTAL FEDERAL AND
 STATE INCOME TAXES     $237,000     $282,850    $370,950

The provision for income taxes for the years ended December 31, 1997, 1996 and 1995, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

                            1997         1996        1995

Computed 'expected'
 tax expense              $242,000     $261,000    $405,000
Increase (decrease) in
 taxes resulting from:
    State income
     taxes, net of
     federal benefit         8,800       11,500      16,127
    Credits                (13,840)           0     (27,479)
    Other                       40       10,350     (22,698)
TOTAL FEDERAL AND
   STATE INCOME TAXES     $237,000     $282,850    $370,950

The components of the net deferred tax asset (liability) consist of:

                                   1997             1996

Deferred tax assets:
  Salary accrual               $    22,300      $    47,000
  Vacation disallowance             22,700           23,700
  Allowance for doubtful
   accounts                          6,500            6,500
TOTAL DEFERRED TAX ASSETS      $    51,500      $    77,200
Deferred tax liabilities:
  Depreciation                 $   (40,400)     $   (36,800)
  Unrealized investment
   holding gain                 (1,144,000)      (1,362,100)
TOTAL DEFERRED LIABILITIES     $(1,184,400)     $(1,398,900)

  NET DEFERRED TAX ASSET
   (LIABILITY)                 $(1,132,900)     $(1,321,700)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENCORS, INC. AND SUBSIDIARIES


NOTE 12. OPERATIONS IN DIFFERENT INDUSTRIES

The following is a breakdown of selected financial statement information by operating unit:


                                PRODUCTION MONITORING SYSTEMS

DECEMBER 31,                     1997           1996          1995
Total sales                $5,206,331     $5,132,829    $5,164,674
Export sales                  205,601        373,944       239,005
Income from operations      1,333,025      1,075,134     1,344,487
Depreciation                  116,572        109,582       106,984
Capital expenditures          106,069         59,698        23,989
Year end total assets       5,522,834      5,750,411     6,360,711

                         CHARACTER RECOGNITION IMAGING SYSTEMS
DECEMBER 31,                     1997           1996          1995
Total sales                $  614,687     $  381,562    $  349,256
Export sales                   21,923         49,709        66,712
(Loss) from operations       (577,669)      (468,163)     (363,101)
Depreciation                   12,980         14,409        13,443
Capital expenditures                0         15,652         8,856
Year end total assets         220,593        115,080        73,549

                                        BRAZING TORCHES
DECEMBER 31,                     1997           1996          1995
Total sales                $  619,558     $  628,252    $  670,950
Export sales                   17,150         28,415        26,998
(Loss) from operations        (38,930)       (99,350)      (69,454)
Depreciation                    1,710          4,003         4,818
Capital expenditures                0          3,266         1,161
Year end total assets         196,433        220,998       239,260

INDEPENDENT AUDITOR'S REPORT
ELECTRO-SENSOR'S INC. AND SUBSIDIARIES


The Board of Directors and Shareholders
ELECTRO-SENSORS, INC.
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


SCHWEITZER RUBIN KARON & BREMER
Certified Public Accountants
Minneapolis, Minnesota
February 3, 1998

INVESTOR INFORMATION
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

ANNUAL MEETING

The annual meeting of shareholders will be held at the Decathlon Club, 1700 East 79th Street, Bloomington, Minnesota on April 29, 1998, at 2:00 p.m local time. All shareholders are welcome to attend and take part in the discussion of company affairs.

BOARD OF DIRECTORS

Bradley D. Slye
CHAIRMAN OF THE BOARD AND
PRESIDENT OF ELECTRO-SENSORS, INC.

P. R. Peterson
PRESIDENT OF P. R. PETERSON CO.
SECRETARY OF ELECTRO-SENSORS, INC.

Mark D. Laumann
TREASURER OF ELECTRO-SENSORS, INC.

John S. Strom
RETIRED

Joseph A. Marino
PRESIDENT/CHIEF EXECUTIVE OFFICER
APPLIED BIOMETRICS, INC.

OFFICERS

Bradley D. Slye
PRESIDENT

P. R. Peterson
SECRETARY

Mark D. Laumann
TREASURER


FORM 10-KSB AVAILABLE
A copy of Electro-Sensors, Inc. Form 10-KSB annual report filed with the Securities and Exchange Commission is available without charge to shareholders by writing to:

Mark Laumann
TREASURER
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, MN 55343-9108

TRANSFER AGENT & REGISTRAR
Firstar Trust Company
Corporate Trust Services
1555 North River Center Drive
Suite 301
Milwaukee, WI 53212

AUDITORS
Schweitzer Rubin Karon & Bremer
1400 TCF Tower
Minneapolis, MN 55402-9658

COUNSEL
Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402-3397


PRICE RANGE OF COMMON STOCK
ELECTRO-SENSORS, INC. AND SUBSIDIARIES

The Company's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market|PS under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the NASDAQ system.


             PERIOD              High     Low
1997      FIRST QUARTER             4 3/8   3 1/4
          SECOND QUARTER            4       3 1/4
          THIRD QUARTER             5       3 5/8
          FOURTH QUARTER            5       3 5/8
1996      First Quarter             7 3/4   3 3/4
          Second Quarter            6 3/4   4 1/4
          Third Quarter             5 5/8   3 7/8
          Fourth Quarter            4 3/8   3 1/4



On March 12, 1998 there were approximately 650 shareholders of record. Electro-Sensors, Inc. on January 12, 1996 paid a special dividend on its common stock of $.50 per share on 1,940,270 shares. Electro-Sensors, Inc. paid cash dividends on its common stock of $.12 per share in 1996 and 1997 on a quarterly basis.