Form 10KSB, Exhibit 13
period 1998-12-31
ELECTRO SENSORS INC
filed 1999-03-30
CIK 351789

EXHIBIT 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
1998 VS. 1997

The Company's sales for 1998 were $6,358,262, a decrease of 1.3% as compared to 1997 sales of $6,440,576. The decline in sales resulted from sales decreases in both the Production Monitoring segment and the Company's wholly-owned subsidiary, Microflame, Inc. Meanwhile, the Character Recognition Imaging segment continued to grow during the year, but was unable to offset sales declines experienced by the other two operating segments.

The Production Monitoring segment consists of two distinct operating entities, the Speed Monitoring Systems and the Drive Control Systems divisions. The Speed Monitoring segment sales decreased 2.6% in 1998 due to slowed activity during the second half of the year. Many of the customers of this division have been impacted by the Asian currency crisis. The impact is being felt within that customer base in the form of both over accumulated inventory and decreased cash supplies relative to the inability to export products to Asian markets. The reduced demand was consistent throughout the Speed Monitoring product line. During 1998, the Drive Control sales experienced an upswing beginning with the second quarter that continued through the year end. Slowed economic conditions provided customers with the needed downtime to perform equipment upgrades the Drive Control products provide and which such customers are only able to install during off-peak production periods. Equipment demand and run time often prevent customers from purchasing capital equipment items during peak cycles.

The Character Recognition Imaging segment, which is comprised of AutoData Systems, grew 27.8% during 1998. Increased scanner sales are attributed with the improved AutoData performance during the year. Meanwhile, software unit sales decreased slightly as customers have held off purchases awaiting final determinations on the mandated healthcare reporting requirements scheduled for release in the near future. AutoData has developed a scanning solution for the accumulation of required information requested by governmental agencies. The scanning method is a low cost alternative to a solution that requires each individual to carry a laptop computer to the remote patient sites. AutoData has also worked aggressively during 1998 to establish several value added resellers
(VAR) in the healthcare area in an effort to maximize its potential market share resulting from increased governmental reporting.

Microflame sales declined 23.7% in 1998 as compared to a year ago. The sales decrease resulted primarily from reduced sales volume of the two gas torch products. Slowed sales performance of the two-gas torch products has caused Radio Shack to remove the product from its in-store stock. Radio Shack does, however, continue to make the two-gas torch available on an as needed basis through warehouse distribution. Radio Shack sales decreased 27.4% during the year. The falling Microflame sales levels continue to reflect a lessening demand and weak consumer marketplace for gas torch products.

The Company's cost of sales increased in 1998 both as a percentage of sales and when compared to 1997. The decreased margin resulted from increased manufacturing costs in the Production Monitoring segment and changing product mix in the Character Recognition Imaging segment. Manufacturing costs increased from both inflationary wage increases and additional personnel required for AutoData products. The changing product mix resulted from increased scanner sales that have a lower gross margin percentage.

Operating expenses increased 7.4% during 1998. The increased expense occurred primarily in the sales and marketing area. The Company continued its emphasis on market expansion by committing additional funding in both the personnel and marketing areas. Enhanced catalog brochures, increased trade show activities and additional product advertising all contributed to the increased marketing expense. In addition, administrative and R&D expense each increased slightly during the year. Increased administrative expenses resulted from computer hardware and software changes needed for Year 2000 readiness. Research and development expense changes

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

resulted from inflationary personnel cost increases and certification testing on existing products to meet "UL" and international standards.

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. However, present portfolio opportunities were limited and produced only nominal gains in 1998 and 1997. The investments provided a realized gain of $23,748 on proceeds of $31,099 during the year. The cumulative net unrealized gain on securities was $1,602,820, $3,167,566, and $3,770,485 as of December 31, 1998, 1997 and 1996, respectively.
The Company recognizes investment gains and losses when realized and therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective periods. The Company's investments in marketable securities are subject to significant positive and negative changes in value.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to generate strong cash flows from operations. Working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital as needed and general corporate purposes, which may include acquisitions. Accounts receivable decreased due to timing differences. Inventories and accounts payable increased to accommodate a larger scanner selection for AutoData customers. The Company experienced a decrease in shareholders' equity and marketable securities due to a decrease in unrealized gain on investment securities. This decrease results primarily from the Company's holding of PPT Vision and Firstat of America, which have experienced a decrease in market value. The value of the Company's investment securities should be expected to fluctuate. Principal payments made during the year decreased the building note payable. Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources. Also, the Company declared a first quarter cash dividend payable in February 1999.

CHANGING PRICES AND INFLATION

The Company did not experience any significant inflationary pressure during 1998. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.

YEAR 2000

The Company has been examining all internal processes since mid 1997. The first phase has been completed and subsequently all major internal systems have been upgraded to Year 2000 ("Y2K") readiness. Several electronic control products are designed with microprocessors, but do not require date or time based processing in their operation. AutoData software is Y2K compliant with two minor exceptions to the PRO product that will be resolved prior to the 1999 year end. The Company will continue to evaluate and test for additional issues as they arise. The second phase is in progress and will include a formalized communication with critical suppliers to confirm their Y2K readiness. Informal communications have not revealed potential vendor Y2K concerns.

The Company cannot predict the outcome of other companies' corrective Y2K efforts. At this time, the Company believes the worst-case scenario is temporary disruption in channels of distribution of products and demand of end user customers who become distracted by other Y2K problems. The Company does not believe that this scenario will occur, but if it does, the Company does not expect that it would have a material effect on the Company's financial position or results. Contingency plans will be prepared to allow for continued operation of critical business operations on January 1, 2000 and beyond. In addition, remaining Y2K costs are not expected to be significant.

CONSOLIDATED BALANCE SHEETS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

DECEMBER 31,                                                           1998             1997
-----------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents, including temporary cash
   deposits of $1,866,859 and $1,936,047, respectively            $  2,313,606     $  2,536,685
  Investments                                                          215,778        4,698,710
  Trade receivables, less allowance for doubtful
   accounts, 1998 $22,500; 1997 $18,000                                720,289          746,049
  Inventories                                                          974,612          876,189
  Prepaid expenses                                                      69,969           76,921
  Prepaid income taxes                                                  97,257          100,752
  Deferred income taxes                                                      0           51,500
-----------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                              4,391,511        9,086,806
-----------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT                                               1,775,369        1,807,950
-----------------------------------------------------------------------------------------------
OTHER ASSETS
  Investments                                                        2,910,835                0
-----------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                   $  9,077,715     $ 10,894,756
===============================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Note payable                                                    $     44,843     $    240,775
  Accounts payable                                                     142,249           97,998
  Accrued expenses                                                     182,938          263,688
  Deferred income taxes                                                 12,800                0
-----------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                           382,830          602,461
-----------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                                  561,900        1,184,400
-----------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 7 and 9)

SHAREHOLDERS' EQUITY:
  Common stock, par value $.10 per share; authorized
   10,000,000 shares; issued 1,975,454 and 1,964,586, shares,
   respectively                                                        197,545          196,459
  Additional paid-in capital                                           702,576          674,284
  Retained earnings                                                  6,209,044        6,214,922
  Unrealized holding gain on investments                             1,023,820        2,023,566
  Note receivable                                                            0           (1,336)
-----------------------------------------------------------------------------------------------
   TOTAL SHAREHOLDERS' EQUITY                                        8,132,985        9,107,895
-----------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $  9,077,715     $ 10,894,756
===============================================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31,                               1998             1997             1996
------------------------------------------------------------------------------------------------
NET SALES                                          $ 6,358,262      $ 6,440,576      $ 6,142,643
COST OF GOODS SOLD                                   2,771,496        2,697,223        2,640,508
------------------------------------------------------------------------------------------------
   GROSS PROFIT                                      3,586,766        3,743,353        3,502,135
------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Selling                                            1,805,995        1,637,334        1,339,473
  Administrative                                       778,429          752,479          948,228
  Research and development                             667,461          637,114          706,813
------------------------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                          3,251,885        3,026,927        2,994,514
------------------------------------------------------------------------------------------------

   OPERATING INCOME (LOSS)                             334,881          716,426          507,621
------------------------------------------------------------------------------------------------

NONOPERATING INCOME (EXPENSE):
  Gain (loss) on sale of investment securities          23,748            7,223          263,244
  Interest income                                      106,325          118,478          116,240
  Other                                               (127,531)        (151,772)        (141,402)
------------------------------------------------------------------------------------------------
   TOTAL NONOPERATING INCOME (EXPENSE)                   2,542          (26,071)         238,082
------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                      337,423          690,355          745,703

FEDERAL AND STATE INCOME TAXES                         107,000          237,000          282,850
------------------------------------------------------------------------------------------------

   NET INCOME (LOSS)                               $   230,423      $   453,355      $   462,853
================================================================================================

INCOME PER COMMON SHARE:
  Basic                                            $      0.12      $      0.23      $      0.24
  Diluted                                          $      0.12      $      0.23      $      0.24
================================================================================================

WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                              1,968,935        1,951,597        1,941,163
  Diluted                                            1,975,648        1,965,124        1,964,566
================================================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                 1998             1997             1996
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash:
   Received from customers                                   $ 6,384,022      $ 6,421,155      $ 6,207,460
   Paid to suppliers and employees                            (6,141,524)      (5,928,771)      (5,497,248)
  Interest received                                              106,325          118,478          116,240
  Income taxes paid                                              (96,705)        (316,349)        (406,233)
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES         252,118          294,513          420,219
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                            (104,777)        (106,069)         (78,616)
  Investment in marketable securities:
   Sales                                                          31,099           61,804          287,098
   Purchases                                                           0                0          (31,250)
  Repayments (net of advances) from Employee Stock
  Ownership Plan                                                       0                0           67,500
  Repayments of notes receivable                                   1,336           60,990            2,433
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES         (72,342)          16,725          247,165
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                                (236,301)        (233,913)      (1,203,087)
  Net proceeds (payments) on short-term borrowings              (195,932)        (180,608)        (165,133)
  Proceeds from issuance of stock                                 29,378           58,380            8,551
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES        (402,855)        (356,141)      (1,359,669)
----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (223,079)         (44,903)        (692,285)

CASH AND CASH EQUIVALENTS:
  BEGINNING                                                    2,536,685        2,581,588        3,273,873
----------------------------------------------------------------------------------------------------------
  ENDING                                                     $ 2,313,606      $ 2,536,685      $ 2,581,588
----------------------------------------------------------------------------------------------------------

                                                                             (CONTINUED ON FOLLOWING PAGE)


See Notes to Consolidated Financial Statements.

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                                   1998            1997             1996
-----------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS)
 TO NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES:
  Net income (loss)                                           $   230,423      $   453,355      $   462,853
  Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
   Depreciation and amortization                                  137,358          131,262          127,994
   Provision for losses on trade receivables                            0                0           (3,500)
   Realized (gain) loss on sale of:
     Investment securities, net                                   (23,748)          (7,223)        (263,244)
     Property and equipment                                             0            5,127                0
   Deferred taxes                                                   6,800           29,300          (49,200)
   (Increase) decrease in:
     Trade receivables                                             25,760          (19,421)          68,317
     Inventories                                                  (98,423)         (46,761)         (41,146)
     Prepaid:
      Expenses                                                      6,952             (903)           4,164
      Income taxes                                                  3,495         (108,649)               0
   Increase (decrease) in:
     Accounts payable                                              44,251          (17,668)          17,262
     Accrued:
      Expenses                                                    (80,750)        (123,906)         170,902
      Income taxes                                                      0                0          (74,183)
-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES           $   252,118      $   294,513      $   420,219
===========================================================================================================

SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Net change in unrealized holding gains on
  marketable securities                                       $(1,564,746)     $  (602,919)     $  (981,448)
===========================================================================================================
  Tax benefit of stock options exercised                      $         0      $     6,851      $         0
===========================================================================================================


See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

                                                     COMMON STOCK ISSUED         ADDITIONAL
                                                  -------------------------        PAID-IN        RETAINED
                                                    SHARES          AMOUNT         CAPITAL        EARNINGS
------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995                        1,940,270      $   194,027     $   584,236     $ 5,758,728

  Collection of ESOP note                                                             25,549
  Repayment of note receivable
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                      2,012              201           8,350
  Dividend on common stock $.12 per share                                                           (232,952)
  Net income                                                                                         462,853
------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996                        1,942,282          194,228         618,135       5,988,629

  Exercise of stock options                          13,157            1,316          31,250
  Repayment of note receivable
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                      9,147              915          24,899
  Dividend on common stock $.12 per share                                                           (233,913)
  Tax benefit of stock options exercised                                                               6,851
  Net income                                                                                         453,355
------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1997                        1,964,586          196,459         674,284       6,214,922

  Exercise of stock options                           4,874              487          13,577
  Repayment of note receivable
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                      5,994              599          14,715
  Dividend on common stock $.12 per share                                                           (236,301)
  Tax benefit of stock options exercised
  Net income                                                                                         230,423
------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1998                        1,975,454      $   197,545     $   702,576     $ 6,209,044
============================================================================================================


See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------

                   ACCUMULATED
                      OTHER          UNALLOCATED EMPLOYEE                       TOTAL
COMPREHENSIVE     COMPREHENSIVE         STOCK OWNERSHIP        NOTES        SHAREHOLDERS'
    INCOME            INCOME              PLAN SHARES        RECEIVABLE        EQUITY
-----------------------------------------------------------------------------------------
 $        0        $3,035,733            $ (41,951)          $ (64,759)      $ 9,466,014

                                            41,951                                67,500
                                                                 2,433             2,433

   (627,348)         (627,348)                                                  (627,348)

                                                                                   8,551
                                                                                (232,952)
    462,853                                                                      462,853
-----------------------------------------------------------------------------------------

   (164,495)        2,408,385                    0             (62,326)        9,147,051
 ==========
                                                                                  32,566
                                                                60,990            60,990

   (384,819)         (384,819)                                                  (384,819)

                                                                                  25,814
                                                                                (233,913)
                                                                                   6,851
    453,355                                                                      453,355
-----------------------------------------------------------------------------------------

     68,536         2,023,566                    0              (1,336)        9,107,895
 ==========
                                                                                  14,064
                                                                 1,336             1,336

   (999,746)         (999,746)                                                  (999,746)

                                                                                  15,314

                                                                                (236,301)
    230,423                                                                      230,423
-----------------------------------------------------------------------------------------

 $ (769,323)       $1,023,820            $       0           $       0       $ 8,132,985
=========================================================================================


See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

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

INVESTMENTS:

The Company has a portfolio of investments. Management determines the appropriate classification of securities at the date individual investments are acquired, and evaluates the appropriateness of such classification at each balance sheet date.

The Company's investments consist of marketable equity securities, primarily common stocks, government debt securities, money-market funds and unregistered equity securities. The estimated fair value of marketable equity securities is based on quoted market prices and therefore subject to the inherent risk of market fluctuations.

Since the Company does not buy investments in anticipation of short-term fluctuations in market prices, the investments in marketable equity securities has been classified as available-for-sale. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses, net of the related deferred tax effect, are reported as a separate component of shareholders' equity. Dividends on marketable equity securities are recognized in income when declared. Investments in unregistered securities are reported at original cost.

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

REVENUE RECOGNITION:

The Company records sales revenue upon shipment to the customer.

ADVERTISING COSTS:

The Company generally charges to expense the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits. Advertising expense was $518,433, $568,910 and $292,140 for the years ended December 31, 1998, 1997 and 1996 respectively.

RESEARCH AND DEVELOPMENT:

Expenditures for research and development are expensed as incurred.

DEPRECIATION:

The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.

ESTIMATED USEFUL LIVES ARE AS FOLLOWS:

                                                                        YEARS
--------------------------------------------------------------------------------
     Equipment                                                          5-10
     Furniture and fixtures                                               10
     Building                                                           7-40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Depreciation expense for the years ended December 31, 1998, 1997, and 1996 was $137,358, $131,262, and $127,994, respectively.

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

EARNINGS PER SHARE:

In 1997, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share". SFAS No. 128 simplifies the standards required under current accounting rules for computing earnings per share and replaces the presentation of primary earnings per share and fully diluted earnings per share with a presentation of basic earnings per share ("basic EPS") and diluted earnings per share ("diluted EPS"). Basic EPS excludes dilution and is determined by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules.

The following information presents the Company's computations of basic and diluted EPS for the periods presented in the income statements.

                                                                       PER SHARE
                                            INCOME        SHARES        AMOUNT
--------------------------------------------------------------------------------
1998:
Basic EPS                                  $230,423      1,968,935       $  .12
Effect of dilutive
  employee stock
  options                                                    6,713
--------------------------------------------------------------------------------
Diluted EPS                                $230,423      1,975,648       $  .12
================================================================================
1997:
Basic EPS                                  $453,355      1,951,597       $  .23
Effect of dilutive
  employee stock
  options                                                   13,527
--------------------------------------------------------------------------------
Diluted EPS                                $453,355      1,965,124       $  .23
================================================================================
1996:
Basic EPS                                  $462,853      1,941,163       $  .24
Effect of dilutive
  employee stock
  options                                                   23,403
--------------------------------------------------------------------------------
Diluted EPS                                $462,853      1,964,566       $  .24
================================================================================

COMPREHENSIVE INCOME:

In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". SFAS No. 130 requires the reporting and display of comprehensive income and its components. Comprehensive income includes the Company's net income plus other comprehensive income items which are excluded from net income.

The Company's other comprehensive income items include unrealized gains (losses), net of income taxes and reclassification adjustment for gains and losses included in income. The reclassification adjustment for gains and losses included in net income were $23,600, $72,237 and $169,700 for 1998, 1997 and 1996 respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 2. INVESTMENTS

The cost and estimated fair value of the investments are as follows:

                                                    GROSS               GROSS              FAIR
                                   COST        UNREALIZED GAIN     UNREALIZED LOSS        VALUE
---------------------------------------------------------------------------------------------------
   DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------
Treasury bills                $  1,866,859       $          0       $          0       $  1,866,859
Money-market funds                 208,230                  0                  0            208,230
Equity securities                1,523,793          1,983,263           (380,443)         3,126,613
---------------------------------------------------------------------------------------------------
                                 3,598,882          1,983,263           (380,443)         5,201,702
Less cash equivalents           (2,075,089)                                              (2,075,089)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS             $  1,523,793       $  1,983,263       $   (380,443)      $  3,126,613
===================================================================================================

                                                    GROSS               GROSS              FAIR
                                   COST        UNREALIZED GAIN     UNREALIZED LOSS        VALUE
---------------------------------------------------------------------------------------------------
   DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------
Treasury bills                $  1,936,047       $          0       $          0       $  1,936,047
Money-market funds                 167,968                  0                  0            167,968
Equity securities                1,531,144          3,417,569           (250,003)         4,698,710
---------------------------------------------------------------------------------------------------
                                 3,635,159          3,417,569           (250,003)         6,802,725
Less cash equivalents           (2,104,015)                                              (2,104,015)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS             $  1,531,144       $  3,417,569       $   (250,003)      $  4,698,710
===================================================================================================

                                                    GROSS               GROSS              FAIR
                                   COST        UNREALIZED GAIN     UNREALIZED LOSS        VALUE
---------------------------------------------------------------------------------------------------
   DECEMBER 31, 1996
---------------------------------------------------------------------------------------------------
Treasury Bills                $  1,727,981       $          0       $          0       $  1,727,981
Money-market funds                 127,859                  0                  0            127,859
Equity securities                1,585,725          3,875,325           (104,840)         5,356,210
---------------------------------------------------------------------------------------------------
                                 3,441,565          3,875,325           (104,840)         7,212,050
Less cash equivalents           (1,855,840)                                              (1,855,840)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS             $  1,585,725       $  3,875,325       $   (104,840)      $  5,356,210
===================================================================================================

Realized gains and losses on investments are as follows:

                                     DECEMBER 31,
                        ------------------------------------
                          199          1997           1996
------------------------------------------------------------
Gross realized gains    $23,748      $34,054        $263,244
Gross realized losses         0      (26,831)              0
------------------------------------------------------------
NET REALIZED GAIN       $23,748      $ 7,223        $263,244
============================================================

The change in the net unrealized holding gain on investments at December 31, 1998 and 1997 consisted of the following:

                                      1998           1997
------------------------------------------------------------
Unrealized gain on current
   portfolio of marketable
   equity securities               $1,983,263     $3,417,569
Unrealized loss on current
   portfolio of marketable
   equity securities                 (380,443)      (250,003)
Related deferred tax effect          (579,000)    (1,144,000)
------------------------------------------------------------
TOTAL UNREALIZED HOLDING
   GAIN, NET                       $1,023,820     $2,023,566
============================================================

NOTE 3. INVENTORIES

Inventories used in the determination of cost of goods sold are as follows:

                                     DECEMBER 31,
                        ------------------------------------
                          1998          1997          1996
------------------------------------------------------------
Raw materials           $671,545      $592,679      $562,837
Work in process          124,055       128,791       139,905
Finished goods           179,012       154,719       126,686
------------------------------------------------------------
TOTAL INVENTORIES       $974,612      $876,189      $829,428
============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:

                                          DECEMBER 31,
                                  --------------------------
                                      1998            1997
------------------------------------------------------------

Equipment                         $  463,652      $  454,815
Furniture and fixtures               438,405         354,887
Building                           1,333,823       1,321,401
Land                                 414,540         414,540
------------------------------------------------------------
                                   2,650,420       2,545,643
Less accumulated depreciation        875,051         737,693
------------------------------------------------------------
TOTAL PROPERTY AND EQUIPMENT      $1,775,369      $1,807,950
============================================================

NOTE 5. NOTE PAYABLE

                                            DECEMBER 31,
                                       ---------------------
                                        1998          1997
------------------------------------------------------------

Unsecured bank note, paid
   March 1999, with interest at
   7.75% paid monthly                  $44,843      $240,775
============================================================

NOTE 6. ACCRUED EXPENSES

Accrued expenses at December 31, 1998 and 1997 include:

                                         1998          1997
------------------------------------------------------------
Wages and commissions                 $126,128      $181,564
Other                                   56,810        82,124
------------------------------------------------------------
Total accrued expenses                $182,938      $263,688
============================================================

NOTE 7. COMMITMENTS

LEASE COMMITMENTS:

The Company is currently renting office space under a lease agreement which expires July 1999. The agreement calls for basic monthly rentals of $2,611 plus operating expenses. The Company is also leasing office equipment under operating leases expiring at various dates through 2003.

Minimum lease payments required under non-cancelable operating leases are as follows:

    YEAR                                            AMOUNT
------------------------------------------------------------
    1999                                           $34,909
    2000                                             3,936
    2001                                             3,936
    2002                                             3,936
    2003                                             2,624
------------------------------------------------------------
    TOTAL MINIMUM LEASE PAYMENTS                   $49,341
============================================================

Rental expense charged to operations was $83,629, $76,079, and $78,760 for years ended December 31, 1998, 1997 and 1996, respectively.

NOTE 8. COMMON STOCK OPTIONS AND STOCK PURCHASE PLAN

STOCK OPTIONS:

The Company has granted nonqualified and incentive stock options to certain employees and directors through the Electro-Sensors, Inc. 1987 and 1997 Stock Option Plans (Plans). During 1997, the Company adopted the Electro-Sensors, Inc. 1997 Stock Option Plan. The Company reserved 300,000 shares to be issued under this plan. At December 31, 1997, 300,000 shares were available for future grants.

Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the plans, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the term of the option. The nonqualified stock options were granted to directors to purchase shares of the Company's common stock. All existing options expire 10 years from the date of grant or one year from the date of death. The 1987 plan expired as of December 31, 1997 with no new options being granted under this plan.

A summary of stock options outstanding and exercisable under the plans are as follows:

                                               NUMBER OF SHARES
                              --------------------------------------------------
                                     INCENTIVE                   DIRECTOR
                                      OPTIONS                    OPTIONS
                              ---------------------      -----------------------
                                           WEIGHTED                     WEIGHTED
                                            AVERAGE                      AVERAGE
                               STOCK       EXERCISE       STOCK         EXERCISE
                              OPTIONS        PRICE       OPTIONS         PRICE
--------------------------------------------------------------------------------
Balance,
   December 31,
   1995                        1,260        $ 2.38       103,500         $ 3.76
Granted                            0             0             0              0
Exercised                          0             0             0              0
--------------------------------------------------------------------------------
Balance,
   December 31,
   1996                        1,260        $ 2.38       103,500         $ 3.76
Granted                       75,000          3.25             0              0
Exercised                     (5,000)         3.25       (18,000)          3.06
Expired                            0             0       (27,000)          3.96
--------------------------------------------------------------------------------
Balance,
   December 31,
   1997                       71,260        $ 3.23        58,500         $ 3.88
Granted                       23,000          3.67         4,000           3.88
Exercised                       (374)         2.38        (4,500)          3.13
Forfeited                       (886)         2.38             0              0
--------------------------------------------------------------------------------
BALANCE,
   DECEMBER 31,
   1998                       93,000        $ 3.41        58,000         $ 3.95
================================================================================

Price Range of Outstanding Options

                                                   INCENTIVE         DIRECTORS
AS OF DECEMBER 31, 1998                            OPTIONS            OPTIONS
--------------------------------------------------------------------------------
Options                                         $2.38 to $3.75    $2.63 to $4.75
Expiration dates                                 2007 to 2008      1999 to 2008
Options exercisable                                    63,000            58,000
================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Company granted 27,000 options under the 1997 Plan during 1998.

STOCK PURCHASE PLAN:

The Company established an Employee Stock Purchase and Bonus Plan (the Employee Stock Plan) during 1996, which allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. Shares are purchased annually under the Employee Stock Plan at a price equal to the lower of 85% of the market price on the first day of the calendar year or 85% of the market price on the last day of the calendar year. During 1998, 1997 and 1996, 5,994, 9,147 and 2,012 shares, respectively, were issued under this plan. At December 31, 1998, 82,847 shares were available for future issuance.

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

YEARS ENDED
DECEMBER 31,         1998            1997            1996
-----------------------------------------------------------
Net income
   As reported     $230,423        $453,355        $462,853
   Pro forma       $194,656        $399,237        $461,222
Net income per
  common share
   As reported     $    .12        $    .23        $    .24
   Pro forma       $    .10        $    .20        $    .24
===========================================================

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to December 31, 1994, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair values of options granted and Employee Stock Plan shares were as follows:

                        1987 AND 1997 PLAN
                      -----------------------      EMPLOYEE
                      EMPLOYEES     DIRECTORS     STOCK PLAN
------------------------------------------------------------
1996 grants                --            --         $ .56
1997 grants            $ 2.25        $   --         $ .28
1998 grants            $ 1.22        $ 1.29         $ .63
============================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1997 and 1998:

                                   1998               1997
------------------------------------------------------------
Risk-free interest rate         5.76%-5.81%        5.1%-6.4%
Expected life of options          7 YEARS           7 years
Expected life of Employee
  Stock Plan shares              6 MONTHS           6 months
Expected volatility               12%-13%           38%-64%
Expected dividend yield            3.84%              3.2%
============================================================

The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

The following table summarizes stock options outstanding at December 31, 1998:

                              WEIGHTED AVG.
  EXERCISE                     CONTRACTUAL     WEIGHTED AVG.
PRICE RANGE        OPTIONS   LIFE REMAINING   EXERCISE PRICE
------------------------------------------------------------
$2.65-$3.94        115,000         7.50          $ 3.38
$3.94-$4.75         36,000         4.52          $ 4.38
============================================================

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

ESOP compensation expense was $36,000, $36,000, and $36,000, for the years ended December 31, 1998, 1997 and 1996, respectively.

Shares of the Company held by the ESOP at December 31, 1998 and 1997 are as follows:

                                            1998       1997
------------------------------------------------------------
Allocated shares                         149,198     109,455
Shares released for allocation                 0           0
Unreleased (unearned) shares                   0           0
Fair value of unreleased
   (unearned) shares                          $0          $0
Debt outstanding to the Company               $0          $0
============================================================

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 1998, approximately 149,198 shares of the Company's stock, with an aggregate fair market value of approximately $485,000 are held by ESOP participants, who if terminated, would be subject to the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

repurchase requirement.


NOTE 10. NOTE RECEIVABLE FOR THE PURCHASE OF COMMON STOCK

DECEMBER 31,                                  1998     1997
------------------------------------------------------------
Note receivable for the purchase
   of common stock are due from
   employees of the Company.
   Interest on the notes is 6%. Monthly
   payments of interest and principal
   were made through payroll
   deductions.                                 $0     $1,336
------------------------------------------------------------
TOTAL NOTE RECEIVABLE FOR THE PURCHASE
   OF COMMON STOCK                             $0     $1,336
============================================================

NOTE 11. INCOME TAXES

The components of the income tax provision for the years ended December 31, 1998, 1997, and 1996, are as follows:

                             1998         1997        1996
------------------------------------------------------------
Current:
   Federal                 $ 96,371     $194,234    $215,986
   State                      3,829       13,466      17,664
Deferred:
   Federal                    6,300       28,900      45,300
   State                        500          400       3,900
------------------------------------------------------------
TOTAL FEDERAL AND STATE
  INCOME TAXES             $107,000     $237,000    $282,850
============================================================

The provision for income taxes for the years ended December 31, 1998, 1997 and 1996, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

                             1998         1997        1996
------------------------------------------------------------

Computed `expected'
  tax expense              $115,000     $242,000    $261,000
Increase (decrease) in
 taxes resulting from:
   State income
     taxes, net of
     Federal benefit          2,500        8,800      11,500
   Credits                  (15,700)     (13,840)          0
   Other                      5,200           40      10,350
------------------------------------------------------------
TOTAL FEDERAL AND STATE
  INCOME TAXES             $107,000     $237,000    $282,850
============================================================

The components of the net deferred tax asset (liability) consist of:

                                    1998             1997
------------------------------------------------------------
Deferred tax assets:
   Salary accrual                $       0       $    22,300
   Vacation disallowance            27,000            22,700
   Allowance for doubtful
     accounts                        8,100             6,500
   Obsolete inventory               11,000                 0
------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS        $  46,100       $    51,500
------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                  $ (41,800)      $   (40,400)
   Unrealized investment
     holding gain                 (579,000)       (1,144,000)
------------------------------------------------------------
TOTAL DEFERRED LIABILITIES       $(620,800)      $(1,184,400)
------------------------------------------------------------
   NET DEFERRED TAX ASSET
     (LIABILITY)                 $(574,700)      $(1,132,900)
============================================================

NOTE 12. OPERATIONS IN DIFFERENT INDUSTRIES

The following is a breakdown of selected financial statement information by operating unit:

                            PRODUCTION MONITORING SYSTEMS
                        ------------------------------------
DECEMBER 31,               1998         1997         1996
------------------------------------------------------------
Total sales             $5,099,756   $5,206,331   $5,132,829
Export sales               305,382      205,601      373,944
Income from
   operations              943,360    1,357,040    1,075,134
Depreciation               122,490      116,572      109,582
Capital expenditures        89,030      106,069       59,698
Year end total assets    5,633,970    5,522,834    5,750,411
============================================================

                                 CHARACTER RECOGNITION
                                    IMAGING SYSTEMS
                          ----------------------------------
DECEMBER 31,                1998         1997         1996
------------------------------------------------------------
Total sales               $785,677     $614,687     $381,562
Export sales                34,644       21,923       49,709
(Loss) from
   operations             (517,680)    (577,669)    (468,163)
Depreciation                11,839       12,980       14,409
Capital expenditures        15,743            0       15,652
Year end total assets      263,070      220,593      115,080
============================================================

                                    BRAZING TORCHES
                         -----------------------------------
DECEMBER 31,                1998          1997         1996
------------------------------------------------------------
Total sales              $472,829      $619,558     $628,252
Export sales                8,491        17,150       28,415
(Loss) from
   operations             (90,782)     (118,718)     (99,350)
Depreciation                1,526         1,710        4,003
Capital expenditures            0             0        3,266
Year end total assets     210,328       196,433      220,998
============================================================

INDEPENDENT AUDITOR'S REPORT
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


The Board of Directors and Shareholders
ELECTRO-SENSORS, INC.
Minneapolis, Minnesota



We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 3, 1999




PRICE RANGE OF COMMON STOCK
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Company's Common Stock trades on the Nasdaq Small Cap tier of The Nasdaq Stock Market- under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the Nasdaq system.

           PERIOD               HIGH          LOW
           ------               ----          ---

  1998     FIRST QUARTER       4 1/4         3 11/16
           SECOND QUARTER      4             3 3/8
           THIRD QUARTER       4 3/16        2 7/8
           FOURTH QUARTER      3 7/8         2 23/32

  1997     First Quarter       4 3/8         3 1/4
           Second Quarter      4             3 1/4
           Third Quarter       5             3 5/8
           Fourth Quarter      5             3 5/8

On March 12, 1999 there were approximately 550 shareholders of record. Electro-Sensors, Inc. paid cash dividends on its common stock of $.12 per share in 1997 and 1998 on a quarterly basis.


18