Form 10KSB40, Exhibit 13
period 1999-12-31
ELECTRO SENSORS INC
filed 2000-03-29
CIK 351789

EXHIBIT 13












                             [LOGO] ELECTRO-SENSORS



                               ANNUAL REPORT 1999

[LOGO]ELECTRO-SENSORS




CORPORATE PROFILE
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

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

The second business is AutoData Systems, a division of Electro-Sensors, Inc. AutoData Systems designs and markets a desktop software-based system that reads hand-printed characters, check marks and bar code information from scanned or faxed forms. AutoData Systems products are designed to provide the capabilities to automate data collection and meet customers' complete forms processing needs. These software packages are sold through telemarketing to end users, resellers and developers in the United States, Canada, Europe and Asia.

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


SELECTED FINANCIAL DATA (CONSOLIDATED)
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                            FISCAL YEAR ENDED DECEMBER 31
                                        ---------------------------------------------------------------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                           1999        1998        1997        1996        1995        1994
                                        ---------   ---------   ---------   ---------   ---------   ---------
Net Sales                                $5,682      $6,358      $ 6,441     $ 6,143     $ 6,185     $6,076
Gross Profit                              3,187       3,587        3,743       3,502       3,525      3,424
Selling Expenses                          1,717       1,806        1,637       1,339       1,214      1,501
General and Administrative Expenses         706         778          752         948         777        801
Research and Development Expenses           830         667          637         707         622        659
Provision for Income Taxes                  (55)        107          237         283         371        222
Net Income                                  (22)        230          453         463         785        460
Earnings Per Share                         (.01)        .12          .23         .24         .41        .24
Total Assets                              8,379       9,078       10,895      11,485      13,181      7,941
Shareholders' Equity                      7,440       8,133        9,108       9,147       9,466      6,693

                                                          [LOGO] ELECTRO-SENSORS

LETTER TO SHAREHOLDERS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

                                                                 March 17, 2000


TO THE SHAREHOLDERS:

As I have traveled and worked with customers this past year, I have seen first hand the need for products that make people and companies more productive. The shortage of skilled workers and market requirement of low production cost means that every person and machine in a company has to be as effective as possible. At Electro-Sensors, Inc. we develop and sell products in each of our divisions to enable our customers to maximize their productivity. The Controls division sells two types of products. The monitoring products keep the customer informed of the present speed of its machinery and if it is operating in the proper speed range. The motor control products work with AC and DC drives to control and coordinate the motors on machines that produce a wide variety of products. It's very likely that you have sheetrock in your house, wire in your car, or have eaten beef for dinner that has been processed at a plant that has our motor control products coordinating the motors together for optimal production. Our AutoData division develops and sells software products that allow customers to quickly design forms for automated data collection of surveys, health-care forms, and other business applications. The information on these forms is stored in databases and can be analyzed by the customer as they look for trends or data that will help them do their business in a better way. Many of you may have filled out a Patient Satisfaction survey or proxy voting card that was designed and processed using an AutoData software product.

The sales results for last year were not in line with our targets and we made staff and operational adjustments accordingly. The production monitoring and motor control segment had decreased sales of 12% as compared to 1998. We feel this is due to reduced sales to our customers who operate in agricultural related fields and experienced slowdowns due to effects of the Asian currency crisis. The manufacturing plants that use our motor control products invested large amounts of time and money to ensure that their control and computer operating systems were compliant for the Year 2000 issues. This resulted in reduced resources available for other productivity improvement projects that would use our products. Concerning the AutoData division, the government-mandated requirements for data collection and reporting in the healthcare area were changed significantly from the original plans. We had designed application software to work with this area and the expected sales did not occur because of the changed requirements. We refocused AutoData on developing the new Scannable Office product that uses our propriety character-recognition algorithm and is integrated with the Microsoft Office product suite. Sales of the existing products increased 13% over 1999, but we feel that our new product to be shipped in 2000 will allow sales to a wider base of customers in addition to the healthcare market. Our wholly owned subsidiary, Microflame, Inc. moved into our corporate facility last April. Its sales for the last half of the year were fairly constant and generated a small operating profit.

[LOGO] ELECTRO-SENSORS


LETTER TO SHAREHOLDERS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Company has made investments in developing start-up companies in the hopes of helping new business ideas reach their full potential. One such company, August Technology Corporation has recently started the process of registering their securities with the Securities Exchange Commission for sale in an offering. At this point we are unable to predict the outcome of the registration process or the markets acceptance of this the offering, but we are hopeful that the value of the Company's investment will increase as a result.

As we move into the future, we will constantly look to develop products that maximize productivity for our customers in all our divisions. We have a great group of employees that work together for the success of the company. I want to thank you for your support and confidence in us. Please join us for our annual meeting on April 26, 2000 at the Decathlon Club in Bloomington at 2:00 p.m.

                                         Sincerely,


                                         /s/ Bradley D. Slye


                                         Bradley D. Slye
                                         President

                                                          [LOGO] ELECTRO-SENSORS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS 1999 VS. 1998
The Company experienced sales of $5,682,301 for 1999, a decrease of 10.6% when compared to 1998 sales of $6,358,262. Sales continued to decline in both the Production Monitoring segment and the Company's wholly-owned subsidiary, Microflame, Inc. Meanwhile, the Character Recognition Imaging segment continued to grow during the year, but was unable to offset sales declines by the other two operating segments.

The Production Monitoring segment includes both the Speed Monitoring Systems and the Drive Control Systems divisions. The combined sales decreased 12% during the year from both the residual effects of the Asian-currency crisis and customer distractions caused by Year 2000 planning strategies. Volume declines in the speed switch, tachometer, and Micro Speed products resulted as businesses held back investments in plant and equipment improvements while they addressed their own Y2K issues. Customer implementation of new equipment was placed on hold as companies evaluated and tested their own equipment for Y2K compliance. In addition, Y2K compliant companies were unable to change any equipment that could present a possible non-compliant disruption at year end. In addition, price reductions to high-end control products have resulted in greater competition for the Company's line of the Production Monitoring products. Improved technology has allowed these companies to lower selling prices and expand into new markets that were once inaccessible due to product pricing strategies.

Sales by the Character Recognition Imaging segment, which contains AutoData Systems, improved 13% during 1999. Increased scanner sales contributed a significant amount of this growth. The awaited mandated healthcare reporting requirements for which AutoData had positioned one of its products were released in 1999. However, the final reporting requirements only applied to Medicaid and Medicare participants requiring skilled nursing care visits. These changes to the final requirements limits the Company's product to the Homecare agency market. AutoData released a new software product titled Scannable Office late in 1999. The new product combines the Company's forms processing and character recognition technology with the versatility of Microsoft's Office suite. Scannable Office "reads" and automatically places extracted data directly into an Excel spreadsheet or Access database utilizing only a PC and scanner. AutoData is working aggressively to establish a marketing mix capable of securing the lead position in an evolving market. The software is scheduled for shipment in early 2000.

Microflame sales declined 34% in 1999. Diminished sales volume was felt equally across all of its product lines. The sales decrease continues to reflect a lessening demand and weak consumer marketplace for the gas torch products. Radio Shack's 1998 decision to discontinue buying the Company's two-gas torch product continues to impact 1999 sales as compared to 1998. Radio Shack sales decreased 48% during the year. The last six months of the year had relatively constant sales of $23,000 per month. During 1999 the Company significantly reduced Microflame's operating costs resulting in a small monthly profit by the year end.

The Company's cost of sales decreased in 1999 as compared to 1998, but increased slightly as a percentage of sales. The margin change resulted from increased material and fixed production costs in the Production Monitoring segment from the lower volume demand experienced in 1999. The increased fixed production costs reflects a higher average unit manufacturing cost when fixed production expenses are distributed over less manufactured units. In addition, Microflame relocated into the Company's facility in April of 1999. The consolidation of Microflame into the Company manufacturing facility resulted in fixed cost savings during the final six months of the year.

[LOGO] ELECTRO-SENSORS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Operating expenses increased slightly during 1999. The increased expenses occurred primarily in the research and development area of AutoData systems, and related directly to the development of the recently introduced Scannable Office software. The new product required additional development time to improve the reading capabilities and integrate the product with the Microsoft Office suite. In addition, research and development expense also increased from inflationary personnel costs and continued certification testing on existing products to meet "UL" and international standards. Selling and administrative expenses decreased during the year, but were unable to offset rising research and development costs. The Company made several one-time expenditures in 1998 to improve overall product visibility. Consequently, catalog brochure, product promotion, and advertising expenses either decreased slightly or remained relatively unchanged during the year. The Company also made a 15% reduction in its workforce during the second quarter of 1999 due to the declining sales activities.

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. Portfolio opportunities were limited in 1998 and 1999 and, therefore, provided only nominal gains in 1998. The cumulative net unrealized gain on securities was $895,808, $1,602,820, and $3,167,566 as of December 31, 1999, 1998 and 1997, respectively. The Company recognizes investment gains and losses when realized and, therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective periods. The Company's investments in marketable securities are subject to significant positive and negative changes in value.

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to generate strong cash flows from operations. Working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital needs and general corporate purposes, which may include acquisitions. Accounts receivable and inventories decreased due to slowed sales activities. Accounts payable increased slightly from timing differences. The customer deposit amount resulted from an existing customer prepaying plant upgrade orders with expected shipping dates from December 1999 to March 2000.

The Company experienced a decrease in investments and the related accumulated other comprehensive income due to a decrease in unrealized gain on investment securities. This decrease results primarily from the Company's holding of PPT Vision, which has experienced a decrease in market value. The Company has made investments in developing start-up companies in the hopes of helping new business ideas reach their full potential. One such company, August Technology Corporation, has recently started the process of registering their securities with the Securities Exchange Commission for sale in an offering. At this point we are unable to predict the outcome of the registration process or the market's acceptance of this offering, but we are hopeful that the value of the Company's investment will increase as a result.

The Company carries its investments in unregistered closely-held securities on its balance sheet at cost which may not reflect the investments' fair value at any given time. The Company believes that the current fair value of the investments' fair value in unregistered holdings exceeds its carring value. The value of the Company's investments in marketable securities should be expected to fluctuate.

Principal payments made during the year completed repayment of the building note payable. Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources. Also, the Company declared a first quarter cash dividend payable in February 2000.

                                                          [LOGO] ELECTRO-SENSORS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

CHANGING PRICES AND INFLATION

The Company did not experience any significant inflationary pressure during 1999. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.

CAUTIONARY STATEMENT

This Annual Report includes certain forward-looking statements, which provide current expectations or forecasts of future events and can be identified by the use of terminology such as "believe," "estimate," "expect," "intend," "may," "could," "will," and similar words or expressions.

The Company cautions investors that actual results of future operations may materially differ from those anticipated in forward looking statements made in this document and elsewhere by or on behalf of the Company due to a number of factors including: the uncertainty of market acceptance of products of the Company's AutoData Systems division which are in relatively early stages of development; fluctuations in operating results due to the impact of non-recurring large orders for products and gains or losses from sales on investment securities; competition from lower-priced and new products of competitors; and the availability of components for certain of the Company's products which may for periods of time be available only from a single supplier. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development and sales efforts. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statements. The Company undertakes no obligation to update any forward-looking statements. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions. For additional information see the Company's periodic filings with the Securities and Exchange Commission.

[LOGO] ELECTRO-SENSORS


CONSOLIDATED BALANCE SHEETS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


DECEMBER 31,                                                         1999            1998
-------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents, including temporary cash
   deposits of $1,704,167 and $1,866,859, respectively           $2,507,689      $2,313,606
  Investments                                                       254,699         215,778
  Trade receivables, less allowance for doubtful
   accounts, 1999 $23,000; 1998 $22,500                             682,015         720,289
  Inventories                                                       867,144         974,612
  Prepaid expenses                                                   86,166          69,969
  Prepaid income taxes                                              125,609          97,257
-------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                           4,523,322       4,391,511
-------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT                                            1,690,387       1,775,369
-------------------------------------------------------------------------------------------
INVESTMENTS                                                       2,164,902       2,910,835
-------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                  $8,378,611      $9,077,715
===========================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Note payable                                                   $        0      $   44,843
  Accounts payable                                                  144,324         142,249
  Customer deposits                                                 353,645               0
  Accrued expenses                                                  142,050         182,938
  Deferred income taxes                                               1,500          12,800
-------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                        641,519         382,830
-------------------------------------------------------------------------------------------
DEFERRED INCOME TAXES                                               297,100         561,900
-------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
STOCKHOLDERS' EQUITY:
  Common stock, par value $.10 per share;
   authorized 10,000,000 shares; issued
   1,985,608 and 1,975,454, shares,
   respectively                                                     198,561         197,545
  Additional paid-in capital                                        720,306         702,576
  Retained earnings                                               5,949,317       6,209,044
  Accumulated other comprehensive income                            571,808       1,023,820
-------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                     7,439,992       8,132,985
-------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $8,378,611      $9,077,715
===========================================================================================


See Notes to Consolidated Financial Statements.

                                                          [LOGO] ELECTRO SENSORS

CONSOLIDATED STATEMENTS OF INCOME
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31,                                1999            1998            1997
----------------------------------------------------------------------------------------------
NET SALES                                           $5,682,301      $6,358,262      $6,440,576
COST OF GOODS SOLD                                   2,495,508       2,771,496       2,697,223
----------------------------------------------------------------------------------------------
   GROSS PROFIT                                      3,186,793       3,586,766       3,743,353
----------------------------------------------------------------------------------------------
OPERATING EXPENSES:
  Selling                                            1,717,480       1,805,995       1,637,334
  Administrative                                       706,308         778,429         752,479
  Research and development                             830,134         667,461         637,114
----------------------------------------------------------------------------------------------
   TOTAL OPERATING EXPENSES                          3,253,922       3,251,885       3,026,927
----------------------------------------------------------------------------------------------
   OPERATING INCOME (LOSS)                             (67,129)        334,881         716,426
----------------------------------------------------------------------------------------------
NONOPERATING INCOME (EXPENSE):
  Gain (loss) on sale of investment securities               0          23,748           7,223
  Interest income                                       88,751         106,325         118,478
  Other                                                (99,135)       (127,531)       (151,772)
----------------------------------------------------------------------------------------------
   TOTAL NONOPERATING INCOME (EXPENSE)                 (10,384)          2,542         (26,071)
----------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                      (77,513)        337,423         690,355
FEDERAL AND STATE INCOME TAXES                         (55,100)        107,000         237,000
----------------------------------------------------------------------------------------------
   NET INCOME (LOSS)                                $  (22,413)     $  230,423      $  453,355
==============================================================================================
INCOME PER COMMON SHARE:
  Basic                                             $    (0.01)     $     0.12      $     0.23
  Diluted                                           $    (0.01)     $     0.12      $     0.23
==============================================================================================
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic                                              1,977,630       1,968,935       1,951,597
  Diluted                                            1,977,952       1,975,648       1,965,124
==============================================================================================



See Notes to Consolidated Financial Statements.
                                                                               9

CONSOLIDATED STATEMENTS OF CASH FLOWS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31,                                         1999             1998             1997
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Cash:
   Received from customers                                 $6,074,220        $  6,384,022     $  6,421,155
   Paid to suppliers and employees                         (5,656,207)         (6,141,524)      (5,928,771)
  Interest received                                            88,751             106,325          118,478
  Income taxes paid                                                 0             (96,705)        (316,349)
  Income tax refund received                                    5,648                   0                0
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      512,412             252,118          294,513
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                          (54,918)           (104,777)        (106,069)
  Sales of marketable securities                                    0              31,099           61,804
  Repayments of notes receivable                                    0               1,336           60,990
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES      (54,918)            (72,342)          16,725
----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid                                             (237,314)           (236,301)        (233,913)
  Net proceeds (payments) on short-term borrowings            (44,843)           (195,932)        (180,608)
  Proceeds from issuance of stock                              18,746              29,378           58,380
----------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES     (263,411)           (402,855)        (356,141)
----------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS          194,083            (223,079)         (44,903)
CASH AND CASH EQUIVALENTS:
  BEGINNING                                                 2,313,606           2,536,685        2,581,588
----------------------------------------------------------------------------------------------------------
  ENDING                                                   $2,507,689        $  2,313,606     $  2,536,685
==========================================================================================================

                                                                              (CONTINUED ON FOLLOWING PAGE)



See Notes to Consolidated Financial Statements.

                                                          [LOGO] ELECTRO-SENSORS

ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


YEARS ENDED DECEMBER 31,                                        1999             1998              1997
-------------------------------------------------------------------------------------------------------
RECONCILIATION OF NET INCOME (LOSS)
 TO NET CASH PROVIDED BY (USED IN)
 OPERATING ACTIVITIES:
  Net income (loss)                                        $ (22,413)      $   230,423        $ 453,355
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
    Depreciation and amortization                            139,900           137,358          131,262
    Realized (gain) loss on sale of:
     Investment securities, net                                    0           (23,748)          (7,223)
     Property and equipment                                        0                 0            5,127
    Deferred taxes                                           (21,100)            6,800           29,300
    (Increase) decrease in:
     Trade receivables                                        38,274            25,760          (19,421)
     Inventories                                             107,468           (98,423)         (46,761)
     Prepaid:
      Expenses                                               (16,197)            6,952             (903)
      Income taxes                                           (28,352)            3,495         (108,649)
    Increase (decrease) in:
     Accounts payable                                          2,075            44,251          (17,668)
     Customer deposits                                       353,645                 0                0
     Accrued expenses                                        (40,888)          (80,750)        (123,906)
-------------------------------------------------------------------------------------------------------
     NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES   $ 512,412       $   252,118        $ 294,513
=======================================================================================================
SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:
  Net change in unrealized holding gains on
   marketable securities                                   $(707,012)      $(1,564,746)       $(602,919)
=======================================================================================================
  Tax benefit of stock options exercised                   $       0       $         0        $   6,851
=======================================================================================================



See Notes to Consolidated Financial Statements.
                                                                              11

[LOGO] ELECTRO-SENSORS


CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------


                                                  COMMON STOCK ISSUED       ADDITIONAL
                                               -------------------------     PAID-IN        RETAINED
                                                  SHARES        AMOUNT       CAPITAL        EARNINGS
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996                     1,942,282      $194,228      $618,135      $5,988,629
  Exercise of stock options                       13,157         1,316        31,250
  Repayment of note receivable
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                   9,147           915        24,899
  Dividend on common stock $.12 per share                                                   (233,913)
  Tax benefit of stock options exercised                                                       6,851
  Net income                                                                                 453,355
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997                     1,964,586       196,459       674,284       6,214,922
  Exercise of stock options                        4,874           487        13,577
  Repayment of note receivable
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                   5,994           599        14,715
  Dividend on common stock $.12 per share                                                   (236,301)
  Net income                                                                                 230,423
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                     1,975,454       197,545       702,576       6,209,044
  Unrealized gains (losses) on investments,
   net of reclassification adjustment
  Stock issued through the Employee Stock
   Purchase Plan                                  10,154         1,016        17,730
  Dividend on common stock $.12 per share                                                   (237,314)
  Net income (loss)                                                                          (22,413)
------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                     1,985,608      $198,561      $720,306      $5,949,317
======================================================================================================


See Notes to Consolidated Financial Statements.

                                                          [LOGO] ELECTRO-SENSORS

--------------------------------------------------------------------------------


                    ACCUMULATED
                       OTHER                            TOTAL
 COMPREHENSIVE     COMPREHENSIVE        NOTES       STOCKHOLDERS'
     INCOME            INCOME        RECEIVABLE        EQUITY
-----------------------------------------------------------------
                    $2,408,385       $ (62,326)      $9,147,051
                                                         32,566
                                        60,990           60,990
    (384,819)         (384,819)                        (384,819)
                                                         25,814
                                                       (233,913)
                                                          6,851
     453,355                                            453,355
-----------------------------------------------------------------
      68,536         2,023,566          (1,336)       9,107,895
    ========
                                                         14,064
                                         1,336            1,336
    (999,746)         (999,746)                        (999,746)
                                                         15,314
                                                       (236,301)
     230,423                                            230,423
-----------------------------------------------------------------
    (769,323)
    ========
                     1,023,820               0        8,132,985
    (452,012)         (452,012)                        (452,012)
                                                         18,746
                                                       (237,314)
     (22,413)                                           (22,413)
-----------------------------------------------------------------
  $ (474,425)       $  571,808       $       0       $7,439,992
=================================================================




See Notes to Consolidated Financial Statements.

[LOGO] ELECTRO-SENSORS

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

Electro-Sensors, Inc. manufactures production monitoring and character recognition software systems, and Microflame, Inc. produces miniature brazing torches used for hobbies and crafts. ESI Investment Co. manages a varied investment portfolio. Intercompany accounts, transactions and earnings have been eliminated in consolidation.

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


FAIR VALUE OF FINANCIAL INSTRUMENTS:

The Company's financial instruments consist of cash and cash equivalents, investments, short-term trade receivables and payables for which current carrying amounts approximate fair market value.


PROPERTY AND EQUIPMENT:

Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized and repairs and maintenance costs are charged to expense as incurred. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the results of operations.

                                                          [LOGO] ELECTRO-SENSORS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

IMPAIRMENT OF LONG-LIVED ASSETS:

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.


SOFTWARE REVENUE RECOGNITION:

The Company recognizes revenue upon shipment of its character recognition software. The product is sold to the end user and risk of loss is transferred, and the Company has no continuing obligations, once its products are delivered to the shipper. The Company recognizes revenue upon shipment, net of return reserves based on historical experience. To recognize revenue, it must also be probable that the Company will collect the accounts receivable from its customers. In some situations, the Company receives advance payments from its customers. Revenue associated with these advance payments is deferred until the product is shipped. Warranty reserves are provided at the time revenue is recognized for the estimated cost of replacing defective products.


ADVERTISING COSTS:

The Company generally charges to expense the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits. Advertising expense was $562,413, $518,433 and $568,910 for the years ended December 31, 1999, 1998 and 1997 respectively.


RESEARCH AND DEVELOPMENT:

Expenditures for research and development are expensed as incurred.


DEPRECIATION:

The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.


ESTIMATED USEFUL LIVES ARE AS FOLLOWS:

                                 YEARS
--------------------------------------
     Equipment                  5-10
     Furniture and fixtures       10
     Building                   7-40

Depreciation expense for the years ended December 31, 1999, 1998, and 1997 was $139,900, $137,358 and $131,262, respectively.

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


EARNINGS PER SHARE:

Basic earnings per share (EPS) excludes dilution and is determined by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. Diluted EPS is computed similarly to fully diluted earnings per share under current accounting rules.

The following information presents the Company's computations of basic and diluted EPS for the periods presented in the income statements.

                                                      PER SHARE
                          INCOME         SHARES        AMOUNT
----------------------------------------------------------------
1999:
Basic EPS             $(22,413)       1,977,630      $   (0.01)
Effect of dilutive
  employee stock
  options                                   322
----------------------------------------------------------------
Diluted EPS           $(22,413)       1,977,952      $   (0.01)
================================================================
1998:
Basic EPS             $230,423        1,968,935      $     .12
Effect of dilutive
  employee stock
  options                                 6,713
----------------------------------------------------------------
Diluted EPS           $230,423        1,975,648      $     .12
================================================================
1997:
Basic EPS             $453,355        1,951,597      $     .23
Effect of dilutive
  employee stock
  options                                13,527
----------------------------------------------------------------
Diluted EPS           $453,355        1,965,124      $     .23
================================================================

[LOGO] ELECTRO-SENSORS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

RECENT ACCOUNTING STANDARDS:

During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires disclosure of all changes in equity that result from transactions and economic events other than transactions with owners. Comprehensive income includes the Company's net income plus other comprehensive income items, which are excluded from net income. The Company's other comprehensive income consists of unrealized gains (losses), net of income taxes and reclassification adjustment for gains and losses included in net income. This reclassification adjustment for gains and loses included in net income was $0, $23,600, and $72,237 for 1999, 1998, and 1997, respectively. The Company does not have any additional transactions or other economic events which qualify as other comprehensive income as defined under SFAS No. 130, and adoption of SFAS No. 130 had no effect on the Company's results of operations, cash flows or financial position.

The Company has also adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers, if applicable. Under SFAS No. 131, operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. The Company's adoption of SFAS No. 131 had no effect on the Company's results of operations, cash flows or financial position.


NOTE 2. INVESTMENTS

The cost and estimated fair value of the investments are as follows:



                                                  GROSS               GROSS               FAIR
                                COST         UNREALIZED GAIN     UNREALIZED LOSS         VALUE
---------------------------------------------------------------------------------------------------
DECEMBER 31, 1999
---------------------------------------------------------------------------------------------------
Treasury bills             $  1,704,167         $        0         $        0        $  1,704,167
Money-market funds              203,807                  0                  0             203,807
Equity securities             1,523,793          1,324,775           (428,967)          2,419,601
---------------------------------------------------------------------------------------------------
                              3,431,767          1,324,775           (428,967)          4,327,575
Less cash equivalents        (1,907,974)                                               (1,907,974)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS          $  1,523,793         $1,324,775         $ (428,967)       $  2,419,601
===================================================================================================
  DECEMBER 31, 1998
---------------------------------------------------------------------------------------------------
Treasury bills             $  1,866,859         $        0         $        0        $  1,866,859
Money-market funds              208,230                  0                  0             208,230
Equity securities             1,523,793          1,983,263           (380,443)          3,126,613
---------------------------------------------------------------------------------------------------
                              3,598,882          1,983,263           (380,443)          5,201,702
Less cash equivalents        (2,075,089)                                               (2,075,089)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS          $  1,523,793         $1,983,263         $ (380,443)       $  3,126,613
===================================================================================================
  DECEMBER 31, 1997
---------------------------------------------------------------------------------------------------
Treasury bills             $  1,936,047         $        0         $        0        $  1,936,047
Money-market funds              167,968                  0                  0             167,968
Equity securities             1,531,144          3,417,569           (250,003)          4,698,710
---------------------------------------------------------------------------------------------------
                              3,635,159          3,417,569           (250,003)          6,802,725
Less cash equivalents        (2,104,015)                                               (2,104,015)
---------------------------------------------------------------------------------------------------
TOTAL INVESTMENTS          $  1,531,144         $3,417,569         $ (250,003)       $  4,698,710
===================================================================================================

                                                          [LOGO] ELECTRO-SENSORS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Realized gains and losses on investments are as follows:

                                     DECEMBER 31,
                          ----------------------------------
                           1999       1998          1997
------------------------------------------------------------
Gross realized gains        $0     $23,748      $34,054
Gross realized losses        0           0      (26,831)
------------------------------------------------------------
NET REALIZED GAIN           $0     $23,748      $ 7,223
============================================================

The change in the net unrealized holding gain on investments at December 31, 1999 and 1998 consisted of the following:

                                     1999            1998
-------------------------------------------------------------
Unrealized gain on current
   portfolio of marketable
   equity securities            $1,324,775       $1,983,263
Unrealized loss on current
   portfolio of marketable
   equity securities              (428,967)        (380,443)
Related deferred tax effect       (324,000)        (579,000)
-------------------------------------------------------------
TOTAL UNREALIZED HOLDING
   GAIN, NET                    $ 571,808        $1,023,820
=============================================================

NOTE 3. INVENTORIES

Inventories used in the determination of cost of goods sold are as follows:

                                  DECEMBER 31,
                      ---------------------------------------
                          1999          1998          1997
-------------------------------------------------------------
Raw materials         $580,908      $671,545      $592,679
Work in process        126,151       124,055       128,791
Finished goods         160,085       179,012       154,719
-------------------------------------------------------------
TOTAL INVENTORIES     $867,144      $974,612      $876,189
=============================================================

NOTE 4. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment:


                                          DECEMBER 31,
                                  -----------------------------
                                        1999            1998
---------------------------------------------------------------
Equipment                         $  366,454      $  463,652
Furniture and fixtures               422,241         438,405
Building                           1,333,823       1,333,823
Land                                 414,540         414,540
---------------------------------------------------------------
                                   2,537,058       2,650,420
Less accumulated depreciation        846,671         875,051
---------------------------------------------------------------
TOTAL PROPERTY AND EQUIPMENT      $1,690,387      $1,775,369
===============================================================


NOTE 5. ACCRUED EXPENSES

Accrued expenses at December 31, 1999 and 1998 include:

                              1999          1998
---------------------------------------------------
Wages and commissions      $ 99,104     $126,128
Other                        42,946       56,810
---------------------------------------------------
Total accrued expenses     $142,050     $182,938
===================================================

NOTE 6. COMMITMENTS

LEASE COMMITMENTS:

The Company is leasing office equipment under operating leases expiring at various dates through 2005.

Minimum lease payments required under non-cancelable operating leases are as follows:

YEAR                                   AMOUNT
---------------------------------------------
    2000                             $ 24,570
    2001                               23,652
    2002                               23,652
    2003                               22,012
    2004                               19,716
    Thereafter                          1,362
---------------------------------------------
    TOTAL MINIMUM LEASE PAYMENTS     $114,964
=============================================

Rental expense charged to operations was $36,451, $83,629, and $76,079 for years ended December 31, 1999, 1998 and 1997, respectively.


NOTE 7. COMMON STOCK OPTIONS AND STOCK PURCHASE PLAN


STOCK-BASED COMPENSATION:

The Company has a stock option plan and an employee stock purchase and bonus plan. Under the 1997 Stock Option Plan, the Company is authorized to grant up to 300,000 shares of its common stock. The Company granted 84,000 options under this plan during 1999, and at December 31, 1999, 189,000 shares remained available for grant under this plan. Under the Employee Stock Purchase and Bonus Plan, the Company is authorized to sell and issue up to 100,000 shares of its common stock to its full-time employees. During 1999, 1998 and 1997, 10,154, 5,994 and 9,147 shares, respectively, were issued under this plan. At December 31, 1999, 72,693 shares were available for future issuance.

The Company applies Accounting Principles Board ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations to account for its stock-based compensation plans, when applicable, but has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which requires pro forma disclosures regarding the Company's stock-based compensation plans.

[LOGO] ELECTRO-SENSORS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

STOCK OPTIONS:

The 1997 Stock Option Plan includes both nonqualified and incentive stock options. Payment for the shares may be made in cash, shares of the Company's common stock or a combination thereof. Under the terms of the plan, incentive stock options are granted at 100% of fair market value on the date of grant and may be exercised at various times depending upon the term of the option. The nonqualified stock options were granted to directors to purchase shares of the Company's common stock. All existing options expire 10 years from the date of grant or one year from the date of death.

A summary of stock options outstanding and exercisable under the plans is as follows:

                                    NUMBER OF SHARES
                   ---------------------------------------------------
                          INCENTIVE                   DIRECTOR
                           OPTIONS                    OPTIONS
                   ------------------------   ------------------------
                                  WEIGHTED                    WEIGHTED
                                   AVERAGE                    AVERAGE
                      STOCK       EXERCISE        STOCK       EXERCISE
                     OPTIONS        PRICE        OPTIONS       PRICE
----------------------------------------------------------------------
Balance,
   December 31,
   1996               1,260     $ 2.38        103,500       $ 3.76
Granted              75,000       3.25              0            0
Exercised            (5,000)      3.25        (18,000)        3.06
Expired                   0          0        (27,000)        3.96
----------------------------------------------------------------------
Balance,
   December 31,
   1997              71,260       3.23         58,500         3.88
Granted              23,000       3.67          4,000         3.88
Exercised              (374)      2.38         (4,500)        3.13
Forfeited              (886)      2.38              0            0
----------------------------------------------------------------------
Balance,
   December 31,
   1998              93,000       3.41         58,000         3.95
Granted              78,000       2.20          6,000         3.00
Expired                   0          0         (4,500)        3.25
Forfeited            (2,500)      3.73              0            0
----------------------------------------------------------------------
BALANCE,
   DECEMBER 31,
   1999             168,500      $ 2.84        59,500        $ 3.91
======================================================================
OPTIONS
   EXERCISABLE AT
   DECEMBER 31,
   1999             112,500      $ 2.93        59,500        $ 3.91
======================================================================


Price Range of Outstanding Options

                                INCENTIVE         DIRECTORS
AS OF DECEMBER 31, 1999          OPTIONS           OPTIONS
--------------------------------------------------------------
Options                     $2.00 TO $3.75     $2.63 to $4.75
Expiration dates              2007 TO 2009       2000 to 2009
==============================================================


STOCK PURCHASE PLAN:

The Employee Stock Purchase and Bonus Plan (the Employee Stock Plan) allows employees to set aside up to 10% of their earnings for the purchase of shares of the Company's common stock. Shares are purchased annually under the Employee Stock Plan at a price equal to 85% of the market price on the last day of the calendar year.


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

YEARS ENDED
DECEMBER 31,            1999            1998            1997
------------------------------------------------------------
Net income
   As reported     $(22,413)       $230,423        $453,355
   Pro forma       $(65,142)       $194,656        $399,237
Net income per
 common share
   As reported     $   (.01)       $    .12        $    .23
   Pro forma       $   (.03)       $    .10        $    .20
============================================================

The weighted average fair values of options granted and Employee Stock Plan shares were as follows:

                   1987 AND 1997 PLAN
                -------------------------
                                              EMPLOYEE
                 EMPLOYEES     DIRECTORS     STOCK PLAN
-------------------------------------------------------
1997 grants       $ 2.25        $   --         $ .28
1998 grants       $ 1.22        $ 1.29         $ .63
1999 grants       $  .98        $ 1.38         $ .45
=======================================================

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1998 and 1999:

                                   1999               1998
------------------------------------------------------------
Risk-free interest rate       4.71%-6.27%        5.76%-5.81%
Expected life of options       7 YEARS            7 years
Expected life of Employee
 Stock Plan shares             3 MONTHS           6 months
Expected volatility             61%-76%            12%-13%
Expected dividend yield          5.34%              3.84%
===========================================================

[LOGO] ELECTRO-SENSORS


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

The following table summarizes stock option outstanding at December 31, 1999:

                                WEIGHTED AVG.
    EXERCISE                     CONTRACTUAL      WEIGHTED AVG.
  PRICE RANGE      OPTIONS     LIFE REMAINING     EXERCISE PRICE
----------------------------------------------------------------
$2.00 - $3.00      88,500            9.14            $ 2.27
$3.01 - $4.52     121,500            6.52            $ 3.50
$4.53 - $4.75      18,000            2.85            $ 4.75
================================================================

NOTE 8. EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors an employee stock ownership plan (ESOP) that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. When the Plan purchases shares with the proceeds of the Company loans, the shares are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant accounts. The Plan owns 142,819 shares of the Company's stock at December 31, 1999. All shares held by the Plan have been released and allocated. The dividends paid by the Company on shares held by the Plan are allocated to the participant accounts. The Plan had no debt to the Company at December 31, 1999.

ESOP compensation expense was $0, $36,000, and $36,000, for the years ended December 31, 1999, 1998 and 1997, respectively.

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 1999, 142,819 shares of the Company's stock, with an aggregate fair market value of approximately $285,000, are held by ESOP participants, who if terminated, would be subject to the repurchase requirement.


NOTE 9. INCOME TAXES

The components of the income tax provision for the years ended December 31, 1999, 1998, and 1997, are as follows:

                             1999          1998          1997
----------------------------------------------------------------
Current:
   Federal              $(35,000)       $ 96,371     $194,234
   State                   1,000           3,829       13,466
Deferred:
   Federal                (2,000)          6,300       28,900
   State                 (19,100)            500          400
----------------------------------------------------------------
TOTAL FEDERAL AND
 STATE INCOME TAXES     $(55,100)       $107,000     $237,000
================================================================

The 1999 current federal tax component consists of a net operating loss carryback and a portion of a tax credit carryback.

The provision for income taxes for the years ended December 31, 1999, 1998 and 1997, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

                               1999           1998          1997
-------------------------------------------------------------------
Computed 'expected'
 tax expense              $(26,000)       $115,000      $242,000
Increase (decrease) in taxes
 resulting from:
   State income taxes,
     net of Federal
     benefit               (11,900)          2,500         8,800
   Credits                 (24,200)        (15,700)      (13,840)
   Other                     7,000           5,200            40
-------------------------------------------------------------------
TOTAL FEDERAL AND
 STATE INCOME TAXES       $(55,100)       $107,000      $237,000
===================================================================

The components of the net deferred tax asset (liability) consist of:

                                    1999            1998
------------------------------------------------------------
Deferred tax assets:
   Vacation disallowance       $  23,100       $  27,000
   Allowance for doubtful
     accounts                      8,300           8,100
   Obsolete inventory                  0          11,000
   Tax carryforwards              31,600               0
------------------------------------------------------------
TOTAL DEFERRED TAX ASSETS      $  63,000       $  46,100
------------------------------------------------------------
Deferred tax liabilities:
   Depreciation                $ (37,600)      $ (41,800)
   Unrealized investment
     holding gain               (324,000)       (579,000)
------------------------------------------------------------
TOTAL DEFERRED LIABILITIES     $(361,600)      $(620,800)
------------------------------------------------------------
   NET DEFERRED TAX ASSET
     (LIABILITY)               $(298,600)      $(574,700)
============================================================

The 1999 tax carryforwards component of deferred tax assets in 1999 consists of $1,500 resulting from state tax carryforward, $1,200 resulting from federal charitable contributions carryforward, $16,800 state tax credit carryforward, and $12,100 federal tax credit carryforward. These carryforwards expire in 2014, 2004, 2014, and 2019, respectively.

                                                          [LOGO] ELECTRO-SENSORS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

NOTE 10. SEGMENT INFORMATION

The Company has four reportable operating segments based on the nature of its product lines: Production Monitoring, Character Recognition, Brazing Torches, and Investments. The Production Monitoring Division manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Character Recognition Division designs and markets a desktop software-based system that reads hand-printed characters, check marks and bar code information from scanned or faxed forms. Sales of this system include software and can include hardware. The Brazing Torches Division produces small hand held gas torches used primarily by hobbyists, electronic kit assemblers, creators of jewelry and do-it-yourselfers. The Investments Division holds investments in marketable and nonmarketable securities.

The accounting policies of the segments are the same as those described in Note
1. In evaluating segment performance, management focuses on sales and income before taxes.


Following is financial information relating to the operating segments:

                                       1999            1998            1997
-------------------------------------------------------------------------------
Net revenue
  Production Monitoring            $4,483,083      $5,099,753      $ 5,206,331
  Character Recognition               887,967         785,680          614,687
  Brazing Torches                     311,251         472,829          619,558
  Investments                               0               0                0
-------------------------------------------------------------------------------
  TOTAL                             5,682,301       6,358,262        6,440,576
-------------------------------------------------------------------------------
Sales in foreign countries
  Production Monitoring               280,673         305,400          205,301
  Character Recognition                19,115          34,640           21,923
  Brazing Torches                      17,057           8,500           17,150
  Investments                               0               0                0
-------------------------------------------------------------------------------
  TOTAL                               316,845         348,540          244,374
-------------------------------------------------------------------------------
Interest income
  Production Monitoring                82,499         100,875          115,846
  Character Recognition                     0               0                0
  Brazing Torches                           0               0                0
  Investments                           6,251           5,450            2,632
-------------------------------------------------------------------------------
  TOTAL                                88,750         106,325          118,478
-------------------------------------------------------------------------------
Depreciation expense
  Production Monitoring               114,538         123,992          116,572
  Character Recognition                23,836          11,840           12,980
  Brazing Torches                       1,526           1,526            1,710
  Investments                               0               0                0
-------------------------------------------------------------------------------
  TOTAL                               139,900         137,358          131,262
-------------------------------------------------------------------------------
Capital purchases
  Production Monitoring                34,549          89,037          106,069
  Character Recognition                20,369          15,740                0
  Brazing Torches                           0               0                0
  Investments                               0               0                0
-------------------------------------------------------------------------------
  TOTAL                                54,918         104,777          106,069
-------------------------------------------------------------------------------
Total assets
  Production Monitoring             5,526,271       5,370,902        5,660,881
  Character Recognition               225,513         263,070          226,162
  Brazing Torches                      58,003         175,328          203,733
  Investments                       2,568,824       3,268,415        4,803,980
-------------------------------------------------------------------------------
  TOTAL                             8,378,611       9,077,715       10,894,756
-------------------------------------------------------------------------------
Net income (loss) before taxes
  Production Monitoring               543,271         824,676        1,202,794
  Character Recognition              (499,258)       (316,545)        (366,069)
  Brazing Torches                     (85,074)       (155,149)        (128,718)
  Investments                         (36,452)        (15,559)         (17,652)
-------------------------------------------------------------------------------
  TOTAL                               (77,513)        337,423          690,355
-------------------------------------------------------------------------------
Income tax expense (benefit)
  Production Monitoring               175,900         356,400          496,600
  Character Recognition              (200,600)       (193,400)        (211,600)
  Brazing Torches                     (18,000)        (51,000)         (42,000)
  Investments                         (12,400)         (5,000)          (6,000)
-------------------------------------------------------------------------------
  TOTAL                            $  (55,100)     $  107,000      $   237,000
==============================================================================

                                                          [LOGO] ELECTRO-SENSORS

INDEPENDENT AUDITOR'S REPORT
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Board of Directors and Shareholders
ELECTRO-SENSORS, INC.
Minneapolis, Minnesota


We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
January 31, 2000

[LOGO] ELECTRO-SENSORS

PRICE RANGE OF COMMON STOCK
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The Company's Common Stock trades on the Nasdaq Small Cap tier of The Nasdaq Stock Market(sm) under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the Nasdaq system.

           PERIOD                HIGH          LOW
           ----------------      -------       ------
  1999     FIRST QUARTER         3 1/2         2 11/16
           SECOND QUARTER        3 1/4         2 7/16
           THIRD QUARTER         3             2 1/16
           FOURTH QUARTER        2 5/16        1 11/16

  1998     First Quarter         4 1/4         3 11/16
           Second Quarter        4             3 3/8
           Third Quarter         4 3/16        2 7/8
           Fourth Quarter        3 7/8         2 23/32

On March 10, 1999 there were approximately 550 shareholders of record. Electro-Sensors, Inc. paid cash dividends on its common stock of $.12 per share in 1998 and 1999 on a quarterly basis.

[LOGO] ELECTRO-SENSORS

INDEPENDENT AUDITOR'S REPORT
ELECTRO-SENSORS, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of shareholders will be held at the Decathlon Club, 1700 East 79th Street, Bloomington, Minnesota on April 26, 2000, at 2:00 p.m. local time. All shareholders are welcome to attend and take part in the discussion of company affairs.


BOARD OF DIRECTORS

Bradley D. Slye
CHAIRMAN OF THE BOARD AND
PRESIDENT OF ELECTRO-SENSORS, INC.

P. R. Peterson
PRESIDENT OF P. R. PETERSON CO.
SECRETARY OF ELECTRO-SENSORS, INC.

John S. Strom
RETIRED

Joseph A. Marino
PRESIDENT/CHIEF EXECUTIVE OFFICER
CARDIA, INC.

Geoffrey W. Miller
VICE PRESIDENT OPERATIONS AND FINANCE
OF AMSAN MN INC.


OFFICERS

Bradley D. Slye
PRESIDENT

P. R. Peterson
SECRETARY

Mark D. Laumann
TREASURER

FORM 10-KSB AVAILABLE

A copy of Electro-Sensors, Inc. Form 10-KSB annual report filed with the Securities and Exchange Commission is available without charge to shareholders by writing to:

Mark D. Laumann
TREASURER
Electro-Sensors, Inc.
6111 Blue Circle Drive
Minnetonka, MN 55343-9108


TRANSFER AGENT & REGISTRAR

Firstar Trust Company
Corporate Trust Services
1555 North River Center Drive
Suite 301
Milwaukee, WI 53212


AUDITORS

Schweitzer Karon & Bremer, LLC
1400 TCF Tower
Minneapolis, MN 55402-9658


COUNSEL

Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402-3397





CAUTIONARY STATEMENT

The Company cautions investors that actual results of future operations may differ from those anticipated in forward looking statements due to a number of factors including: the uncertainty of market acceptance of products of the Company's AutoData Systems division which are in relatively early stages of development; fluctuations in operating results due to the impact of non-recurring large orders for products and gains or losses from sales on investment securities; competition from lower-priced and new products of competitors; and the availability of components for certain of the Company's products which may for periods of time be available only from a single supplier. For additional information see the Company's periodic filings with the Securities and Exchange Commission.

                             [LOGO] ELECTRO-SENSORS




                                        1999 ANNUAL REPORT