Form 10KSB, Exhibit 13
period 2000-12-31
ELECTRO SENSORS INC
filed 2001-04-02
CIK 351789

Annual Report

2000

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

The second business is AutoData Systems, a division of Electro-Sensors, Inc. AutoData Systems designs and markets a desktop software based system that reads handprinted characters, checkmarks and bar code information from scanned or faxed forms. AutoData Systems products are designed to provide the capabilities to automate data collection and meet customers complete forms processing needs. These software packages are sold through telemarketing to end users, resellers and developers in the United States, Canada, Europe and Asia.

The third business is operated through a wholly owned subsidiary, Microflame, Inc. Microflame produces small hand held gas torches used primarily by hobbyists, electronic kit assemblers, creators of jewelry and do-it-yourselfers. The Microflame products are sold through distributors to retailers of hardware, hobby craft and electronic products.

In addition, through its ESI Investment Company subsidiary, the Company has invested funds in other companies and businesses. The value of the Company's investments fluctuates. It is the Company's intention, over a substantial period of time, to liquidate such investments in order to finance expansion of its operating activities. Although the Company has invested in other companies and businesses, Electro-Sensors, Inc. intends to remain primarily an operating company.

Selected Financial Data (Consolidated)
Electro-Sensors, Inc. and Subsidiaries

Fiscal Year Ended December 31 (in thousands, except per share data)

2000	1999	1998	1997	1996	1995

Net Sales	$6,010	$5,682	$6,358	$6,441	$6,143	$6,185
Gross Profit	3,594	3,187	3,587	3,743	3,502	3,525
Selling Expenses	1,470	1,717	1,806	1,637	1,339	1,214
General and Administrative Expenses	778	706	778	752	948	777
Research and Development Expenses	863	830	667	637	707	622
Provision for Income Taxes	353	(55)	107	237	283	371
Net Income	682	(22)	230	453	463	785
Earnings Per Share	0.34	(0.01)	0.12	0.23	0.24	0.41
Total Assets	27,132	8,379	9,078	10,895	11,485	13,181
Shareholders' Equity	19,855	7,440	8,133	9,108	9,147	9,466

----- Page 2 -----

Letter to Shareholders
Electro-Sensors, Inc. and Subsidiaries

March 16, 2001

LETTER TO THE SHAREHOLDERS:

The much-heralded year of 2000 is finished and it was a good year for Electro-Sensors, Inc. The year started without any occurrence of the predicted computer glitches or power failures. Customers began refocusing on increasing productivity and new plant equipment. Total net sales increased 5.8% to $6,009,753. Operations generated $234,068 of the net income with the remainder coming from interest and investment sales. Sales in the production monitoring and motor control segment increased by 7.6%. In the first quarter, the production monitoring segment fulfilled a large order for shaft speed sensors and displays as part of an upgrade project at the facilities of a large end user. Multiple unit orders to OEM customers recovered through the year as their customers installed new machinery. Sales in the AutoData Systems division increased 3.9% over the previous year. The new Scannable Office software product was released for sale at the end of the first quarter. This product allows users to design scannable forms in Microsoft Word and stores the scanned information in Microsoft Excel or Access databases. An upgraded Survey+ 2000 software product was released in June. The Company's wholly owned subsidiary, Microflame, Inc., had decreased sales of 15.8%, but managed to generate a small profit due to reductions made in operating costs.

Throughout the year we worked on documenting and formalizing our Quality Management System. This was a team effort throughout the Company. We were rewarded for our efforts by receiving certification to the ISO9001:2000 international standard in February 2001. This standard not only mandates documented quality processes, but more importantly requires customer satisfaction to be measured and used to gauge the effectiveness of the overall quality system. We are very proud of obtaining this certification as it demonstrates our commitment to producing high quality products that meet the needs of our customers.

This annual report is a simpler format and lower cost than we have previously sent out. This was done not only to save expenses, but also because many shareholders and investors use the Internet to get corporate financial information. They do not want paper that has to be stored in a file and physically retrieved. We have also noticed the increase in sales leads and referrals through our web sites. Please visit our web site (www.electro-sensors.com) to learn more about Electro-Sensors, Inc. and the operating units.

In January 2001, the Company increased the quarterly dividend by 50% by maintaining the $0.03/share payment on the post-split shares. While we are pleased with the progress that these results show, we want to be diligent in advancing the growth and value of the Company through new products, new customers, and increasing operational efficiencies. We are committed to earning your support and confidence in us in the coming year! Please join us for our annual meeting on April 25, 2001 at the Radisson Hotel South in Bloomington, at 2:00 p.m.

Sincerely,

Bradley D. Slye
President

----- Page 3 -----

Management's Discussion and Analysis of Financial Condition and Results of Operations
Electro-Sensors, Inc. and Subsidiaries

RESULTS OF OPERATIONS
2000 vs. 1999

The Company experienced sales of $6,009,753 for 2000, an increase of 5.8% when compared to sales of $5,682,301 for 1999. The increase in sales resulted from increased sales in the Production Monitoring segment and the continued growth of the Character Recognition Imaging segment. However, the Company's wholly owned subsidiary, Microflame, Inc., continued to have declining sales.

The Production Monitoring segment includes both the Speed Monitoring Systems and the Drive Control Systems divisions. The combined sales inceased 7.6% during the year from volume increases in the signal conditioner, speed switch and sensor products.

Sales by the Character Recognition Imaging segment, which contains AutoData Systems, increased 3.9% during 2000. The Scannable Office product had a significant contribution to sales, and offset decreased sales of the AutoData PRO and SDK products. Scannable Office, released in March 2000, combines the Company's forms processing and character recognition technology with the versatility of Microsoft's Office suite. Scannable Office "reads" and automatically places extracted data directly into an Excel spreadsheet or Access database utilizing only a PC and scanner. AutoData will continue to develop a marketing strategy in order to establish itself in an evolving market.

Microflame sales declined 15.8% in 2000. The sales decrease continues to reflect a decreased demand and weak consumer marketplace for the gas torch products. Radio Shack's decision in 1998 to discontinue buying the Company's two-gas torch product continued to impact 2000 sales. The Company continued efforts to reduce operating costs, resulting in a slightly profitable year for this segment.

The Company's cost of sales decreased in 2000 both as a percentage of sales and when compared to 1999. The decrease in margin resulted from decreased fixed costs being distributed over more manufactured units, and Microflame's fixed costs, since relocating to the Company's current facility in 1999, continued to add savings.

Operating expenses decreased 4.4% when compared to 1999. The decrease in expenses occurred primarily in the sales and marketing area. This decrease offset the increase in the administrative and research and development areas.

ESI Investment continues to provide an alternative source of earnings for the Company through investments in marketable securities. Gains realized in 2000 were due to the investment in August Technology Corporation. The cumulative net unrealized gain on securities was $19,228,728, $895,808, and $1,602,820 as of December 31, 2000, 1999 and 1998, respectively. The Company recognizes gains and losses when realized and, therefore, the change in net unrealized gains and losses on securities have not been reflected in the net income of the Company during the respective periods. The Company's investments in marketable securities are subject to significant positive and negative changes in value.

----- Page 4 -----

LIQUIDITY AND CAPITAL RESOURCES

The Company continues to generate strong cash flows from operations. Working capital and funds for capital expenditures have been provided through current earnings. These funds have been placed in secure short-term investments. The funds are being used primarily for dividend distributions, working capital needs and general corporate purposes, which may include acquisitions. Accounts receivable and inventories increased due to increased sales. Accounts payable decreased slightly. The customer deposit amount resulted in 1999 from an existing customer prepaying plant upgrade orders with expected shipping dates in early 2000. Those orders were shipped in 2000 and the customer deposit account was adjusted accordingly.

The Company experienced an increase in investments and the related accumulated other comprehensive income due to an increase in unrealized gain on investment securities. This increase resulted primarily from the Company's holdings of August Technology Corporation, which completed the process of registering its securities with the Securities Exchange Commission for sale in an offering. The market's acceptance of this offering increased the value of the Company's investment substantially. In October of 2000, the Company filed Form 144 in order to make available shares of August Technology for sale on the open market. The Company proceeded to sell a nominal amount of shares in the last quarter of 2000, resulting in a realized gain.

The Company carries its investments in unregistered closely-held securities on its balance sheet at cost which may not reflect the investments' fair value at any given time. the Company believes that the current fair value of the investments' fair value in unregistered holdings exceeds its carrying value. The value of the Companys investments in marketable securities should be expected to fluctuate.

Capital expenditures resulted mainly from the purchase of additional manufacturing and office equipment. The Company does not anticipate the need for additional working capital from outside sources.

CHANGING PRICES AND INFLATION

The Company did not experience any significant inflationary pressure during 2000. Cost management programs and modest price increases have enabled the Company to minimize inflation's impact on operating performance. The Company continually works to control product cost increases through engineering improvements, selection and use of more cost efficient product components and through improved operating efficiency.

CAUTIONARY STATEMENT

This Annual Report includes certain forward-looking statements, which provide current expectations or forecasts of future events and can be identified by the use of terminology such as "believe", "estimate", "expect", "intend", "may", "could", "will", and similar words or expressions.

The Company cautions investors that actual results of future operations may materially differ from those anticipated in forward looking statements made in this document and elsewhere by or on behalf of the Company due to a number of factors including: the uncertainty of market acceptance of products of the Company's AutoData Systems division; fluctuations in operating results due to the impact of non-recurring large orders for products and gains or losses from sales on investment securities; competition from lower-priced and new products of competitors; and the availability of components for certain of the Company's products which may for periods of time be available only from a single supplier. The Company's forward-looking statements generally relate to its growth strategy, financial results, product development and sales efforts. Forward-looking statements cannot be guaranteed and actual results may vary materially due to the uncertainties and risks, known and unknown, associated with such statement. The Company undertakes no obligation to update any forward-looking statements. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995. It is not possible to foresee or identify all factors that could cause actual results to differ from expected or historic results. As such, investors should not consider any list of such factors to be an exhaustive statement of all risks, uncertainties or potentially inaccurate assumptions. For additional information, see the Company's periodic filings with the Securities and Exchange Commission.

----- Page 5 -----

Consolidated Balance Sheets
Electro-Sensors, Inc. and Subsidiaries

December 31,	2000	1999

ASSETS

CURRENT ASSETS:
Cash and cash equivalents, including temporary cash deposits of
$2,057,927 and $1,704,167, respectively	$ 3,191,176	$ 2,507,689
Investments	3,266,753	254,699
Trade receivables, less allowance for doubtful accounts,
2000 $26,500; 1999 $23,000	730,577	682,015
Inventories	922,610	867,144
Other current assets	127,177	86,166
Prepaid income taxes	74,606	125,609

Total Current Assets	8,312,899	4,523,322

PROPERTY AND EQUIPMENT	1,615,994	1,690,387

INVESTMENTS	17,202,689	2,164,902

Total Assets	$ 27,131,582	$ 8,378,611

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$ 108,482	$ 144,324
Customer deposits	6,493	353,645
Accrued expenses	234,212	142,050
Deferred income taxes	1,047,900	1,500

Total Current Liabilities	1,397,087	641,519

DEFERRED INCOME TAXES	5,879,400	297,100

COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
STOCKHOLDERS' EQUITY:
Common stock, par value $.10 per share; authorized 10,000,000 shares;
issued 2,077,112 and 1,985,608 shares, respectively	207,711	198,561
Additional paid-in capital	985,410	720,306
Retained earnings	6,391,246	5,949,317
Accumulated other comprehensive income	12,270,728	571,808

Total Stockholders' Equity	19,855,095	7,439,992

Total Liabilities and Stockholders' Equity	$ 27,131,582	$ 8,378,611

----- Page 6 -----

Consolidated Statements of Income
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

Net Sales	$ 6,009,753	$ 5,682,301	$ 6,358,262
Cost of Goods Sold	2,416,149	2,495,508	2,771,496

Gross Profit	3,593,604	3,186,793	3,586,766

Operating Expenses:
Selling	1,470,401	1,717,480	1,805,995
Administrative	778,254	706,308	778,429
Research and development	862,503	830,134	667,461

Total Operating Expenses	3,111,158	3,253,922	3,251,885

Operating Income (Loss)	482,446	(67,129)	334,881

Nonoperating Income (Expense):
Gain (loss) on sale of investment securities	536,006	0	23,748
Interest income	130,842	88,751	106,325
Other	(114,553)	(99,135)	(127,531)

Total Nonoperating Income (Expense)	552,295	(10,384)	2,542

Income (Loss) Before Income Taxes	1,034,741	(77,513)	337,423
Federal and State Income Taxes	353,000	(55,100)	107,000

Net Income (Loss)	$ 681,741	$ (22,413)	$ 230,423

Income per Common Share:
Basic	$ 0.34	$ (0.01)	$ 0.12
Diluted	$ 0.34	$ (0.01)	$ 0.12

Weighted Average Shares Outstanding:
Basic	2,001,907	1,977,630	1,968,935
Diluted	2,029,713	1,977,952	1,975,648

----- Page 7 -----

Consolidated Statements of Cash Flows
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash:
Received from customers	$ 5,614,039	$ 6,074,220	$ 6,384,022
Paid to suppliers and employees	(5,535,369)	(5,656,207)	(6,141,524)
Interest received	130,842	88,751	106,325
Interest taxes paid	(307,297)	0	(96,705)
Interest tax refund received	0	5,648	0

Net cash provided by (used in) operating activities	(97,785)	512,412	252,118

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(72,238)	(54,918)	(104,777)
Sales of marketable securities	819,068	0	31,099
Repayments of notes receivable	0	0	1,336

Net cash provided by (used in) investing activities	746,830	(54,918)	(72,342)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(239,812)	(237,314)	(236,301)
Net proceeds (payments) on short-term borrowings	0	(44,843)	(195,932)
Proceeds from issuance of stock	74,274	18,746	29,378

Net cash provided by (used in) financing activities	34,442	(263,411)	(402,855)

Net increase (decrease) in cash and cash equivalents	683,487	194,083	(223,079)

Cash and cash equivalents:
Beginning	2,507,689	2,313,606	2,536,685

Ending	$ 3,191,176	$ 2,507,689	$ 2,313,606

----- Page 8 -----

Consolidated Statements of Cash Flows (continued)
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES:

Net income (loss)	$ 681,741	$ (22,413)	$ 230,423
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	146,648	139,900	137,358
Realized (gain) loss on sale of investment securities, net	(536,006)	0	(23,748)
Deferred taxes	(5,300)	(21,100)	6,800
(Increase) decrease in:
Trade receivables	(48,562)	38,274	25,760
Inventories	(55,466)	107,468	(98,423)
Other current assets	(41,011)	(16,197)	6,952
Prepaid income taxes	51,003	(28,352)	3,495
Increase (decrease) in:
Accounts payable	(35,842)	2,075	44,251
Customer deposits	(347,152)	353,645	0
Accrued expenses	92,162	(40,888)	(80,750)

Net cash provided by (used in) operating activities	$ (97,785)	$ 512,412	$ 252,118

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:

Net change in unrealized holding gains on marketable securities	$ 18,332,920	$ (707,012)	$ (1,564,746)

----- Page 9 -----

Consolidated Statements of Changes in Stockholders' Equity
Electro-Sensors, Inc. and Subsidiaries

Additional	Accum Other	Total
Common Stock Issued	Paid-In	Retained	Comprehensive	Comprehensive	Notes	Stockholders'
Shares	Amount	Capital	Earnings	Income	Income	Receivable	Equity

Balance, December 31, 1997	1,964,586	$ 196,459	$ 674,284	$ 6,214,922	$ 2,023,566	$ (1,336)	$ 9,107,895
Exercise of stock options	4,874	487	13,577	14,064
Repayment of note receivable	1,336	1,336
Unrealized gains (losses) on
investments, net of
reclassification adjustment	(999,746)	(999,746)	(999,746)
Stock issued through the
Employee Stock
Purchase Plan	5,994	599	14,715	15,314
Dividend on common
stock $.12 per share	(236,301)	(236,301)
Net income (loss)	230,423	230,423	230,423

Balance, December 31, 1998	1,975,454	197,545	702,576	6,209,044	(769,323)	1,023,820	0	8,132,985
Unrealized gains (losses) on
investments, net of
reclassification adjustment	(452,012)	(452,012)	(452,012)
Stock issued through the
Employee Stock
Purchase Plan	10,154	1,016	17,730	18,746
Dividend on common
stock $.12 per share	(237,314)	(237,314)
Net income (loss)	(22,413)	(22,413)	(22,413)

Balance, December 31, 1999	1,985,608	198,561	720,306	5,949,317	(474,425)	571,808	0	7,439,992
Exercise of stock options	87,900	8,790	259,431	268,221
Unrealized gains (losses) on
investments, net of
reclassification adjustment	11,698,920	11,698,920	11,698,920
Stock issued through the
Employee Stock
Purchase Plan	3,604	360	5,673	6,033
Dividend on common
stock $.12 per share	(239,812)	(239,812)
Net income (loss)	681,741	681,741	681,741

Balance, December 31, 2000	2,077,112	$ 207,711	$ 985,410	$ 6,391,246	$12,380,661	$12,270,728	$ 0	$19,855,095

----- Page 10 -----

Notes to Consolidated Financial Statements
Electro-Sensors, Inc. and Subsidiaries

Note 1.  Nature of Business and Significant Accounting Policies

Nature of Business:

The accompanying consolidated financial statements include the accounts of Electro-Sensors, Inc. and its wholly owned subsidiaries: Microflame, Inc., and ESI Investment Company.

Electro-Sensors, Inc. manufactures production monitoring and character recognition software systems, and Microflame, Inc. produces miniature brazing torches used for hobbies and crafts. ESI Investment Company manages a varied investment portfolio. Intercompany accounts, transactions and earnings have been eliminated in consolidation.

Electro-Sensors, Inc. markets its products to a number of different industries located throughout the United States and abroad. The Company grants credit to customers under normal industry terms, generally 30 days. Microflame, Inc. also markets its products throughout the U.S. and abroad under normal credit terms. The majority of Microflame, Inc. sales are concentrated in the hobby and craft industry. ESI Investment Company has investments in marketable securities, which are subject to normal market risks.

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

----- Page 11 -----

Note 1.  Nature of Business and Significant Accounting Policies (Continued)

Significant accounting policies of the Company are summarized below: (continued)

Investments: (continued)

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

----- Page 12 -----

Note 1.  Nature of Business and Significant Accounting Policies (Continued)

Significant accounting policies of the Company are summarized below: (continued)

Advertising costs:

The Company generally charges to expense the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over the expected period of future benefits. Advertising expense was $375,833, $562,413, and $518,433 for the years ended December 31, 2000, 1999, and 1998, respectively.

Research and development:

Expenditures for research and development are expensed as incurred.

Depreciation:

The cost of property and equipment is depreciated on the straight-line method over the estimated useful lives.

Estimated useful lives are as follows:

Years

Equipment	5-10
Furniture and fixtures	10
Building	7-40

Depreciation expense for the years ended December 31, 2000, 1999, and 1998 was $146,648, $139,900, and $137,358, respectively.

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

----- Page 13 -----

Note 1.  Nature of Business and Significant Accounting Policies (Continued)

Significant accounting policies of the Company are summarized below: (continued)

Earnings per share: (continued)

The following information presents the Company's computations of basic and diluted EPS for the periods presented in the income statements.

Income	Shares	Per Share Amt

2000:
Basic EPS	$ 681,741	2,001,907	$ 0.34
Effect of dilutive employee stock options	27,806

Diluted EPS	$ 681,741	2,029,713	$ 0.34

1999:
Basic EPS	$ (22,413)	1,977,630	$ (0.01)
Effect of dilutive employee stock options	322

Diluted EPS	$ (22,413)	1,977,952	$ (0.01)

1998:
Basic EPS	$ 230,423	1,968,935	$ 0.12
Effect of dilutive employee stock options	6,713

Diluted EPS	$ 230,423	1,975,648	$ 0.12

Recent accounting standards:

During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income", which requires disclosure of all changes in equity that result from transactions and economic events other than transactions with owners. Comprehensive income includes the Company's net income plus other comprehensive income items, which are excluded from net income. The Company's other comprehensive income consists of unrealized gains (losses), net of income taxes and reclassification adjustment for gains and losses included in net income. This reclassification adjustment for gains and losses included in net income was $(205,282), $0, and $23,600 for 2000, 1999, and 1998, respectively. The Company does not have any additional transactions or other economic events which qualify as other comprehensive income as defined under SFAS No. 130, and adoption of SFAS No. 130 had no effect on the Company's results of operations, cash flows or financial position.

The Company has also adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes new standards for reporting information about business segments and related disclosures about products and services, geographic areas and major customers, if applicable. Under SFAS No. 131, operating segments are determined consistent with the way management organizes and evaluates financial information internally for making decisions and assessing performance. The Company's adoption of SFAS No. 131 had no effect on the Company's results of operations, cash flows or financial position.

----- Page 14 -----

Note 2.  Investments

The cost and estimated fair value of the investments are as follows:

Gross	Gross
Unrealized	Unrealized	Fair
Cost	Gain	Loss	Value

December 31, 2000
Treasury Bills	$ 2,057,927	$ 0	$ 0	$ 2,057,927
Money-market funds	772,499	0	0	772,499
Equity Securities	1,240,714	19,500,860	(272,132)	20,469,442

4,071,140	19,500,860	(272,132)	23,299,868
Less cash equivalents	(2,830,426)	(2,830,426)

Total investments	$ 1,240,714	$19,500,860	$ (272,132)	$20,469,442

December 31, 1999
Treasury Bills	$ 1,704,167	$ 0	$ 0	$ 1,704,167
Money-market funds	203,807	0	0	203,807
Equity Securities	1,523,793	1,324,775	(428,967)	2,419,601

3,431,767	1,324,775	(428,967)	4,327,575
Less cash equivalents	(1,907,974)	(1,907,974)

Total investments	$ 1,523,793	$ 1,324,775	$ (428,967)	$ 2,419,601

December 31, 1998
Treasury Bills	$ 1,866,859	$ 0	$ 0	$ 1,866,859
Money-market funds	208,230	0	0	208,230
Equity Securities	1,523,793	1,983,263	(380,443)	3,126,613

3,598,882	1,983,263	(380,443)	5,201,702
Less cash equivalents	(2,075,089)	(2,075,089)

Total investments	$ 1,523,793	$ 1,983,263	$ (380,443)	$ 3,126,613

Realized gains and losses on investments are as follows:

December 31,	2000	1999	1998

Gross realized gains	$ 796,624	$ 0	$ 23,748
Gross realized losses	$ (260,618)	$ 0	$ 0

Net realized gain	$ 536,006	$ 0	$ 23,748

The change in the net unrealized holding gain on investments at December 31, 2000 and 1999 consisted of the following:

2000	1999

Unrealized gain on current portfolio of marketable equity securities	$ 19,500,860	$ 1,324,775
Unrealized loss on current portfolio of marketable equity securities	(272,132)	(428,967)
Related deferred tax effect	(6,958,000)	(324,000)

Total unrealized holding gain, net	$ 12,270,728	$ 571,808

----- Page 15 -----

Note 3.  Inventories

Inventories used in the determination of cost of goods sold are as follows:

December 31,	2000	1999	1998

Raw materials	$ 630,985	$ 580,908	$ 671,545
Work in process	129,723	126,151	124,055
Finished goods	161,902	160,085	$179,012

Total inventories	$ 922,610	$ 867,144	$ 974,612

Note 4.  Property and Equipment

The following is a summary of property and equipment:

December 31,	2000	1999

Equipment	$ 393,116	$ 366,454
Furniture and fixtures	457,883	422,241
Building	1,333,824	1,333,823
Land	414,540	414,540

2,599,363	2,537,058
Less accumulated depreciation	983,369	846,671

Total property and equipment	$ 1,615,994	$ 1,690,387

Note 5.  Accrued Expenses

Accrued expenses at December 31, 2000 and 1999 include:

2000	1999

Wages and commissions	$ 116,452	$ 99,104
Other	117,760	42,946

Total accrued expenses	$ 234,212	$ 142,050

Note 6.  Commitments

Lease commitments:

The Company is leasing office equipment under operating leases expiring at various dates through 2005.

Minimum lease payments required under non-cancelable operating leases are as follows:

Year	Amount

2001	$ 23,652
2002	23,652
2003	22,012
2004	19,716
2005	1,362

Total minimum lease payments	$ 90,394

Rental expense charged to operations was $38,576, $36,451, and $83,629 for years ended December 31, 2000, 1999, and 1998, respectively.

----- Page 16 -----

Note 7.  Common Stock Options and Stock Purchase Plan

Stock-based compensation:

The Company has a stock option plan and an employee stock purchase and bonus plan. Under the 1997 Stock Option Plan, the Company is authorized to grant up to 300,000 shares of its common stock. The Company granted 40,500 options under this plan during 2000, and at December 31, 2000, 148,500 shares remained available for grant under this plan. Under the Employee Stock Purchase and Bonus Plan, the Company is authorized to sell and issue up to 100,000 shares of its common stock to its full-time employees. During 2000, 1999, and 1998, 3,604, 10,154 and 5,994 shares, respectively, were issued under this plan. At December 31, 2000, 69,089 shares were available for future issuance.

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

A summary of stock options outstanding and exercisable under the plans is as follows:

Number of shares
Incentive Options	Director Options
Stock	Weighted Avg	Stock	Weighted Avg
Options	Exercise Price	Options	Exercise Price

Balance, December 31, 1997	71,260	$ 3.23	58,500	$ 3.88
Granted	23,000	3.67	4,000	3.88
Exercised	(374)	2.38	(4,500)	3.13
Forfeited	(886)	2.38	0	0

Balance, December 31, 1998	93,000	3.41	58,000	3.95
Granted	78,000	2.20	6,000	3.00
Expired	0	0	(4,500)	3.25
Forfeited	(2,500)	3.73	0	0

Balance, December 31, 1999	168,500	2.84	59,500	3.91
Granted	34,500	5.17	6,000	3.50
Exercised	(78,900)	3.02	(9,000)	3.31
Forfeited	(23,100)	4.23	0	0

Balance, December 31, 2000	101,000	$ 3.18	56,500	$ 3.96

Options exercisable at
December 31, 2000	58,200	$ 3.00	56,500	$ 3.96

----- Page 17 -----

Note 7.  Common Stock Options and Stock Purchase Plan (Continued)

Stock options: (continued)

Price range of outstanding options:

As of December 31, 2000	Incentive Options	Directors Options

Options	$2.00 to $5.75	$3.00 to $4.75
Expiration dates	2007 to 2010	2001 to 2010

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

Years Ended December 31,	2000	1999	1998

Net income
As reported	$ 681,741	$ (22,413)	$ 230,423
Pro forma	$ 645,161	$ (65,142)	$ 194,656
Net Income
As reported	$ 0.34	$ (0.01)	$ 0.12
Pro forma	$ 0.32	$ (0.03)	$ 0.10

The weighted average fair values of options granted and Employee Stock Plan shares were as follows:

1987 and 1997 Plan	Employee Stock
Employees	Directors	Plan

1998 grants	$ 1.22	$ 1.29	$ 0.63
1999 grants	$ 0.98	$ 1.38	$ 0.45
2000 grants	$ 2.12	$ 1.07	$ 1.91

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 1999 and 2000:

2000	1999

Risk-free interest rate	5.44%-6.46%	4.71%-6.27%
Expected life of options	5 years	7 years
Expected life of Employee Stock Plan shares	3 months	3 months
Expected volatility	84%-113%	61%-76%
Expected dividend yield	3.65%	5.34%

----- Page 18 -----

Note 7.  Common Stock Options and Stock Purchase Plan (Continued)

Compensation costs: (continued)

The tax benefits associated with the exercise of stock options or issuance of shares under the Company's stock option plans, not related to expenses recognized for financial reporting purposes, have been credited to capital in excess of par value in the accompanying consolidated balance sheets.

The following table summarizes stock options outstanding at December 31, 2000:

Weighted Avg	Weighted Avg
Exercise	Contractual	Exercise
Price Range	Options	Life Remaining	Price

$2.00-$3.00	54,500	8.70	$2.27
$3.01-$4.52	69,000	5.93	$3.65
$4.53-$5.75	34,000	5.72	$4.99

Note 8.  Benefit Plans

Employee stock ownership plan:

The Company sponsors an employee stock ownership plan (ESOP) that covers substantially all employees who work 1,000 or more hours during the year. The ESOP has, at various times, secured financing from the Company to purchase the Company's shares on the open market. When the Plan purchases shares with the proceeds of the Company loans, the shares are pledged as collateral for its debt. The shares are maintained in a suspense account until released and allocated to participant accounts. The Plan owns 142,819 shares of the Company's stock at December 31, 2000. All shares held by the Plan have been released and allocated. The dividends paid by the Company on shares held by the Plan are allocated to the participant accounts. The Plan had no debt to the Company at December 31, 2000.

ESOP compensation expense was $18,000, $0 and $36,000, for the years ended December 31, 2000, 1999 and 1998, respectively.

In the event a terminated ESOP participant desires to sell his or her shares of the Company's stock and the shares are not readily tradable, the Company may be required to purchase the shares from the participant at their fair market value. At December 31, 2000, 142,819 shares of the Company's stock, with an aggregate fair market value of approximately $458,000, are held by ESOP participants, who if terminated, would be subject to the repurchase requirement.

Profit sharing plan and savings plan:

The Company has a salary reduction and profit sharing plan which conforms to IRS provisions for 401(k) plans. The Company may make profit sharing contributions with the approval of the Board of Directors. The Board of Directors agreed to make an $18,000 contribution for 2000 in addition to its matching of 401(k) salary reductions.

----- Page 19 -----

Note 9.  Income Taxes

The components of the income tax provision for the years ended December 31, 2000, 1999 and 1998, are as follows:

2000	1999	1998

Current:
Federal	$ 344,700	$ (35,000)	$ 96,371
State	13,600	1,000	3,829
Deferred:
Federal	(23,600)	(2,000)	6,300
State	18,300	(19,100)	500

Total federal and state income taxes	$ 353,000	$ (55,100)	$ 107,000

The 2000 current federal tax component includes a $12,100 tax credit carryback.

The 1999 current federal tax component consists of a net operating loss carryback and a portion of a tax credit carryback.

The provision for income taxes for the years ended December 31, 2000, 1999 and 1998, differs from the amount obtained by applying the U.S. federal income tax rate to pretax income due to the following:

2000	1999	1998

Computed 'expected' tax expense	$ 362,000	$ (26,000)	$ 115,000
Increase (decrease) in taxes from:
State income taxes, net of federal benefit	9,000	(11,900)	2,500
Credits	(12,100)	(24,200)	(15,700)
Other	(5,900)	7,000	5,200

Total federal and state income taxes	$ 353,000	$ (55,100)	$ 107,000

The components of the net deferred tax asset (liability) consist of:

2000	1999

Deferred tax assets:
Vacation disallowance	$ 22,700	23,100
Allowance for doubtful accounts	9,600	8,300
Tax carryforwards	28,400	31,600

Total deferred tax assets	$ 60,700	$ 63,000

Deferred tax liabilities:
Depreciation	$ (30,000)	(37,600)
Unrealized investment holding gain	(6,958,000)	(324,000)

Total deferred liabilities	$(6,988,000)	$ (361,600)

Net deferred tax asset (liability)	$(6,927,300)	$ (298,600)

----- Page 20 -----

Note 9.  Income Taxes (Continued)

The 2000 tax carryforwards component of deferred tax assets in 2000 consists entirely of a federal tax credit carryforward expiring in 2020.

The 1999 tax carryforwards component of deferred tax assets in 1999 consists of $1,500 resulting from state tax carryforward, $1,200 resulting from federal charitable contributions carryforward, $16,800 state tax credit carryforward, and $12,100 federal tax credit carryforward. These carryforwards expire in 2014, 2004, 2014, and 2019, respectively.

Note 10.  Subsequent Event

The Company declared a 3-for-2 stock split effected in the form of a 50% stock dividend. The stock dividend is payable on February 26, 2001 to shareholders of record on February 12, 2001.

Note 11.  Segment Information

The Company has four reportable operating segments based on the nature of its product lines: Production Monitoring, Character Recognition, Brazing Torches, and Investments. The Production Monitoring Division manufactures and markets a complete line of speed monitoring and motor control systems for industrial machinery. The Character Recognition Division designs and markets a desktop software based system that reads hand-printed characters, check marks and bar code information from scanned or faxed forms. Sales of this system include software and can include hardware. The Brazing Torches Division produces small hand held gas torches used primarily by hobbyists, electronic kit assemblers, creators of jewelry and do-it-yourselfers. The Investments Division holds investments in marketable and nonmarketable securities.

The accounting policies of the segments are the same as those described in Note 1. In evaluating segment performance, management focuses on sales and income before taxes.

----- Page 21 -----

Note 11.  Segment Information: (continued)

The following is financial information relating to the operating segments:

2000	1999	1998

Net Revenue
Production Monitoring	$ 4,825,250	$ 4,483,083	$ 5,099,753
Character Recognition	922,325	887,967	785,680
Brazing Torches	262,178	311,251	472,829
Investments	0	0	0

Total	6,009,753	5,682,301	6,358,262

Sales in Foreign Countries
Production Monitoring	295,744	280,673	305,400
Character Recognition	65,073	19,115	34,640
Brazing Torches	7,574	17,057	8,500
Investments	0	0	0

Total	368,391	316,845	348,540

Interest Income
Production Monitoring	118,457	82,499	100,875
Character Recognition	0	0	0
Brazing Torches	0	0	0
Investments	12,385	6,251	5,450

Total	130,842	88,750	106,325

Depreciation Expense
Production Monitoring	126,699	114,538	123,992
Character Recognition	18,517	23,836	11,840
Brazing Torches	1,432	1,526	1,526
Investments	0	0	0

Total	146,648	139,900	137,358

Capital Purchases
Production Monitoring	72,238	34,549	89,037
Character Recognition	0	20,369	15,740
Brazing Torches	0	0	0
Investments	0	0	0

Total	72,238	54,918	104,777

Total Assets
Production Monitoring	5,503,085	5,526,271	5,370,902
Character Recognition	83,504	225,513	263,070
Brazing Torches	102,594	58,003	175,328
Investments	21,442,399	2,568,824	3,268,415

Total	27,131,582	8,378,611	9,077,715

Net Income (Loss) Before Taxes
Production Monitoring	749,612	543,271	824,676
Character Recognition	(237,099)	(499,258)	(316,545)
Brazing Torches	23,012	(85,074)	(155,149)
Investments	499,216	(36,452)	(15,559)

Total	1,034,741	(77,513)	337,423

Income Tax Expense (Benefit)
Production Monitoring	256,000	175,900	356,400
Character Recognition	(81,000)	(200,600)	(193,400)
Brazing Torches	8,000	(18,000)	(51,000)
Investments	170,000	(12,400)	(5,000)

Total	$ 353,000	$ (55,100)	$ 107,000

----- Page 22 -----

Independent Auditor's Report
Electro-Sensors, Inc. and Subsidiaries

The Board of Directors and Stockholders
Electro-Sensors, Inc.
Minneapolis, Minnesota

We have audited the accompanying consolidated balance sheets of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Electro-Sensors, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles.

SCHWEITZER KARON & BREMER, LLC
Certified Public Accountants
Minneapolis, Minnesota
February 23, 2001

----- Page 23 -----

Price Range of Common Stock
Electro-Sensors, Inc. and Subsidiaries

The Company's Common Stock trades on the Nasdaq Small Cap tier of The Nasdaq Stock MarketSM under the symbol "ELSE". The following table sets forth the quarterly high and low reported last sales prices for the Company's common stock over the past two years as reported on the Nasdaq system.

Period	High	Low
2000	First Quarter	$4.604	$1.313
Second Quarter	$6.542	$1.500
Third Quarter	$5.000	$3.042
Fourth Quarter	$4.000	$2.083

1999	First Quarter	$3.500	$2.688
Second Quarter	$3.250	$2.438
Third Quarter	$3.000	$2.063
Fourth Quarter	$2.313	$1.688

On March 16, 2001 there were approximately 550 shareholders of record. Electro-Sensors, Inc. paid cash dividends on its common stock of $0.12 per share in 1999 and 2000 on a quarterly basis.

----- Page 24 -----

Investor Information
Electro-Sensors, Inc. and Subsidiaries

Annual Meeting
The annual meeting of shareholders will be held at the Radisson South, 7800 Normandale Boulevard, Minneapolis, Minnesota on April 25, 2001, at 2:00 p.m. local time. All shareholders are welcome to attend and take part in the discussion of company affairs.

Board of Directors
Bradley D. Slye
Chairman of the Board
President of Electro-Sensors, Inc.

P. R. Peterson
President of P. R. Peterson Company
Secretary of Electro-Sensors, Inc.

John S. Strom
Retired

Joseph A. Marino
President/Chief Executive Officer
Applied Biometrics, Inc.

Geoffrey W. Miller
Vice President Operations and Finance
of Amsan MN, Inc.

Officers
Bradley D. Slye
President

P. R. Peterson
Secretary

Transfer Agent & Registrar
Firstar Trust Company
Corporate Trust Services
1555 North River Center Drive
Suite 301
Milwaukee, WI 53212

Auditors
Schweitzer Karon & Bremer, LLC
1400 TCF Tower
Minneapolis, MN 55402

Counsel
Fredrikson & Byron, P.A.
1100 International Centre
900 Second Avenue South
Minneapolis, MN 55402

Form 10-KSB Available
A copy of Electro-Sensors, Inc. Form 10-KSB annual report filed with the Securities and Exchange Commission is available without charge to shareholders by writing to:
   Electro-Sensors, Inc.
   Attn: Investor Relations
   6111 Blue Circle Drive
   Minnetonka, MN 55343

CAUTIONARY STATEMENT
The Company cautions investors that actual results of future operations may materially differ from those anticipated in forward looking statements made in this document and elsewhere by or on behalf of the Company due to a number of factors including: the uncertainty of market acceptance of products of the Company's AutoData Systems division; fluctuations in operating results due to the impact of non-recurring large orders for produtcts and gains or losses from sales on investment securities; competition from lower-priced and new products of competitors; and the availability of components for certain of the Company's products which may for periods of time be available only from a single supplier. For additional information, see the Company's periodic filings with the Securities and Exchange Commission.

----- Page 25 -----