Form 10KSB/A, Exhibit 13
period 2000-12-31
ELECTRO SENSORS INC
filed 2001-04-19
CIK 351789

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

----- Page 5 -----

Consolidated Balance Sheets
Electro-Sensors, Inc. and Subsidiaries

December 31,	2000	1999

ASSETS

CURRENT ASSETS:
Cash and cash equivalents, including temporary cash deposits of
$2,057,927 and $1,704,167, respectively	$ 3,191,176	$ 2,507,689
Investments	3,266,753	254,699
Trade receivables, less allowance for doubtful accounts,
2000 $26,500; 1999 $23,000	730,577	682,015
Inventories	922,610	867,144
Other current assets	127,177	86,166
Prepaid income taxes	74,606	125,609

Total Current Assets	8,312,899	4,523,322

PROPERTY AND EQUIPMENT	1,615,994	1,690,387

INVESTMENTS	17,202,689	2,164,902

Total Assets	$ 27,131,582	$ 8,378,611

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable	$ 108,482	$ 144,324
Customer deposits	6,493	353,645
Accrued expenses	234,212	142,050
Deferred income taxes	1,047,900	1,500

Total Current Liabilities	1,397,087	641,519

DEFERRED INCOME TAXES	5,879,400	297,100

COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
STOCKHOLDERS' EQUITY:
Common stock, par value $.10 per share; authorized 10,000,000 shares;
issued 2,077,112 and 1,985,608 shares, respectively	207,711	198,561
Additional paid-in capital	985,410	720,306
Retained earnings	6,391,246	5,949,317
Accumulated other comprehensive income	12,270,728	571,808

Total Stockholders' Equity	19,855,095	7,439,992

Total Liabilities and Stockholders' Equity	$ 27,131,582	$ 8,378,611

----- Page 6 -----

Consolidated Statements of Income
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

Net Sales	$ 6,009,753	$ 5,682,301	$ 6,358,262
Cost of Goods Sold	2,416,149	2,495,508	2,771,496

Gross Profit	3,593,604	3,186,793	3,586,766

Operating Expenses:
Selling	1,470,401	1,717,480	1,805,995
Administrative	778,254	706,308	778,429
Research and development	862,503	830,134	667,461

Total Operating Expenses	3,111,158	3,253,922	3,251,885

Operating Income (Loss)	482,446	(67,129)	334,881

Nonoperating Income (Expense):
Gain (loss) on sale of investment securities	536,006	0	23,748
Interest income	130,842	88,751	106,325
Other	(114,553)	(99,135)	(127,531)

Total Nonoperating Income (Expense)	552,295	(10,384)	2,542

Income (Loss) Before Income Taxes	1,034,741	(77,513)	337,423
Federal and State Income Taxes	353,000	(55,100)	107,000

Net Income (Loss)	$ 681,741	$ (22,413)	$ 230,423

Income per Common Share:
Basic	$ 0.34	$ (0.01)	$ 0.12
Diluted	$ 0.34	$ (0.01)	$ 0.12

Weighted Average Shares Outstanding:
Basic	2,001,907	1,977,630	1,968,935
Diluted	2,029,713	1,977,952	1,975,648

----- Page 7 -----

Consolidated Statements of Cash Flows
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash:
Received from customers	$ 5,614,039	$ 6,074,220	$ 6,384,022
Paid to suppliers and employees	(5,535,369)	(5,656,207)	(6,141,524)
Interest received	130,842	88,751	106,325
Interest taxes paid	(307,297)	0	(96,705)
Interest tax refund received	0	5,648	0

Net cash provided by (used in) operating activities	(97,785)	512,412	252,118

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(72,238)	(54,918)	(104,777)
Sales of marketable securities	819,068	0	31,099
Repayments of notes receivable	0	0	1,336

Net cash provided by (used in) investing activities	746,830	(54,918)	(72,342)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	(239,812)	(237,314)	(236,301)
Net proceeds (payments) on short-term borrowings	0	(44,843)	(195,932)
Proceeds from issuance of stock	274,254	18,746	29,378

Net cash provided by (used in) financing activities	34,442	(263,411)	(402,855)

Net increase (decrease) in cash and cash equivalents	683,487	194,083	(223,079)

Cash and cash equivalents:
Beginning	2,507,689	2,313,606	2,536,685

Ending	$ 3,191,176	$ 2,507,689	$ 2,313,606

----- Page 8 -----

Consolidated Statements of Cash Flows (continued)
Electro-Sensors, Inc. and Subsidiaries

Years Ended December 31,	2000	1999	1998

RECONCILIATION OF NET INCOME (LOSS) TO NET CASH
PROVIDED BY (USED IN) OPERATING ACTIVITIES:

Net income (loss)	$ 681,741	$ (22,413)	$ 230,423
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	146,648	139,900	137,358
Realized (gain) loss on sale of investment securities, net	(536,006)	0	(23,748)
Deferred taxes	(5,300)	(21,100)	6,800
(Increase) decrease in:
Trade receivables	(48,562)	38,274	25,760
Inventories	(55,466)	107,468	(98,423)
Other current assets	(41,011)	(16,197)	6,952
Prepaid income taxes	51,003	(28,352)	3,495
Increase (decrease) in:
Accounts payable	(35,842)	2,075	44,251
Customer deposits	(347,152)	353,645	0
Accrued expenses	92,162	(40,888)	(80,750)

Net cash provided by (used in) operating activities	$ (97,785)	$ 512,412	$ 252,118

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES:

Net change in unrealized holding gains on marketable securities	$ 18,332,920	$ (707,012)	$ (1,564,746)

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